IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Fronteer Development Group Inc. (Fronteer) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Fronteer subject to the terms and conditions of its contract with AMEC. This contract permits Fronteer to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Principal Outcomes		1-1
	1.2	Project Setting, Location and Access		1-2
	1.3	Mineral Tenure		1-2
	1.4	Surface Rights and Land Use		1-3
	1.5	Royalty		1-3
	1.6	Permits		1-3
	1.7	Environmental		1-4
	1.8	Geology and Mineralization		1-4
	1.9	History and Exploration		1-6
	1.10	Drilling		1-7
	1.11	Sample Preparation and Analysis		1-7
	1.12	Data Verification		1-8
	1.13	Metallurgical Testwork		1-8
	1.14	Mineral Resource Estimate		1-9
	1.15	Projected Mine Plan		1-10
		1.15.1	Production Rate	1-10
		1.15.2	Life-of-mine Production Forecast	1-12
		1.15.3	Cut-off Grades	1-12
		1.15.4	Open Pit Mining	1-12
		1.15.5	Underground Mining	1-13
		1.15.6	Equipment Maintenance	1-16
		1.15.7	Consumables	1-16
	1.16	Planned Waste Dumps		1-16
	1.17	Planned Process Route		1-17
	1.18	Proposed Tailings Management		1-18
	1.19	Proposed Water Management		1-18
	1.20	Proposed Workforce		1-19
	1.21	Exchange Rates and Uranium Prices		1-19
	1.22	Projected Operating Costs		1-19
	1.23	Projected Capital Costs		1-20
	1.24	Financial Analysis		1-20
	1.25	Recommendations		1-21

2.0	INTRODUCTION			2-1
	2.1	Qualified Persons		2-1
	2.2	Site Visits		2-3
	2.3	Effective Dates		2-3
	2.4	Previous Technical Reports		2-3
	2.5	Information Sources		2-4
	2.6	Technical Report Sections and Required Items under NI 43-101		2-5

3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Introduction		3-1
	3.2	Mineral Tenure		3-1
	3.3	Surface Rights, Access and Permitting		3-1

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

	34	Environmental		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Agreements		4-1
	4.3	Mineral Tenure		4-2
		4.3.1	Mineral Tenure in the Province of Newfoundland and Labrador	4-2
		4.3.2	Project Tenure	4-6
	4.4	Surface Rights		4-12
		4.4.1	Labrador Inuit Land Claims Agreement	4-12
		4.4.2	Project Area	4-13
	4.5	Royalties		4-15
	4.6	Permits		4-15
		4.6.1	Exploration	4-15
		4.6.2	Project Development	4-15
	4.7	Environment		4-19
		4.7.1	2005 Site Assessment	4-19
		4.7.2	2008 Rehabilitation and Program Bonds	4-19
		4.7.3	Preliminary Environmental Impact Assessment	4-19
	4.8	Preliminary Decommissioning Plan		4-20
	4.9	Heritage		4-21
	4.10	Socio-Economics		4-21
	4.11	Comments on Section 4		4-21

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources		5-1
	5.4	Infrastructure		5-2
		5.4.1	Existing Local Infrastructure	5-2
		5.4.2	Proposed Infrastructure	5-3
	5.5	Physiography		5-1
	5.6	Comment on Section 5		5-1

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-1
	7.3	Deposits		7-4
		7.3.1	Michelin	7-4
		7.3.2	Jacques Lake	7-6
		7.3.3	Rainbow	7-9
		7.3.4	Gear	7-12
		7.3.5	Inda	7-12
		7.3.6	Nash	7-15
	7.4	Prospects		7-18
		7.4.1	Michelin East	7-18
		7.4.2	Aurora Corridor	7-18
		7.4.3	Otter Lake (Emben)	7-18
		7.4.4	White Bear Lake (Burnt Lake)	7-18

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

		7.4.5	Melody Hill and Melody Hill West (Melody Lake)	7-19
	7.5	Comment on Section 7		7-19

8.0	DEPOSIT TYPES			8-1

9.0	MINERALIZATION			9-1
	9.1	Comment on Section 9		9-1

10.0	EXPLORATION			10-1
		10.1.1	2003	10-1
		10.1.2	2004	10-1
		10.1.3	2005	10-1
		10.1.4	2006	10-2
		10.1.5	2007	10-4
		10.1.6	2008	10-5
		10.1.7	Geotechnical and Hydrology	10-6
	10.2	Exploration Potential		10-6
	10.3	Comment on Section 10		10-7

11.0	DRILLING			11-8
		11.1.1	Legacy Drill Programs	11-8
		11.1.2	Fronteer Drill Programs	11-14
		11.1.3	Drilling Methods	11-14
		11.1.4	Logging	11-15
		11.1.5	Collar Surveys	11-15
		11.1.6	Down-hole Surveys	11-15
		11.1.7	Recovery	11-16
		11.1.8	2008 Drill Program Results	11-16
	11.2	Comment on Section 11		11-16

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Legacy Sampling		12-1
	12.2	Geochemical Sampling		12-1
	12.3	Drill Sampling		12-2
	12.4	Comment on Section 12		12-2

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1
	13.1	Laboratories		13-1
	13.2	Geochemical Sample Preparation and Analysis		13-1
	13.3	Fronteer Drill Core Pre-Laboratory Sample Preparation and Shipping		13-2
	13.4	Analytical Laboratories used for Fronteer Drill Core		13-3
		13.4.1	Drill Core Laboratory Sample Preparation	13-3
	13.5	Drill Core Sample Analysis		13-3
	13.6	Sample Storage		13-4
	13.7	Legacy Quality Assurance and Quality Control (QA/QC)		13-4
	13.8	Fronteer Quality Assurance and Quality Control (QA/QC)		13-4
		13.8.1	Certified Reference Materials	13-5
		13.8.2	Blanks	13-6
		13.8.3	Duplicates	13-6
		13.8.4	Preparation Duplicates	13-7
		13.8.5	Pulp Duplicates	13-7
	13.9	Specific Gravity (Density)		13-7
	13.10	Comment on Section 13		13-9

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

14.0	DATA VERIFICATION			14-1
	14.1	Wilton and Cunningham-Dunlop, 2005		14-1
	14.2	Roscoe Postle Associates Inc., 2006		14-2
	14.3	Cunningham-Dunlop and Valenta, 2006		14-3
	14.4	AMEC, 2006		14-4
	14.5	Cunningham-Dunlop and Giroux, 2007		14-4
	14.6	Wilton et al., 2007		14-5
	14.7	Technetium Consulting Ltd, 2008		14-5
	14.8	Technetium Consulting Ltd, 2009		14-6
	14.9	AMEC 2009 QA/QC Review		14-6
		14.9.1	2005	14-6
		14.9.2	2006	14-7
		14.9.3	2007	14-7
		14.9.4	Discussion on DNC Analyses	14-8
	14.10	AMEC 2009 Site Visit		14-9
	14.11	AMEC 2009 Twin Hole Data Review		14-10
	14.12	AMEC 2009 Database Review		14-10
	14.13	Comments on Section 14		14-11

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Metallurgical Testwork		16-1
		16.1.1	Mineralogy	16-1
		16.1.2	Comminution	16-2
		16.1.3	Physical Concentration	16-3
		16.1.4	Leaching	16-3
		16.1.5	Liquid–solid Separations	16-5
		16.1.6	Uranium Extraction – SX, IX, and RIP	16-5
		16.1.7	Eluate Upgrading	16-6
		16.1.8	Product Precipitation	16-6
		16.1.9	Neutralization Tests and Environmental Parameters	16-7
	16.2	Projected Process Recovery		16-8
	16.3	Proposed Process Design and Criteria		16-8
		16.3.1	Selected Process Option	16-8
		16.3.2	Process Design Criteria	16-11
		16.3.3	Reagents and Utilities	16-13
	16.4	Tailings Management		16-14

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-17
	17.1	Topography		17-17
	17.2	Database Supporting Estimation		17-17
		17.2.1	Michelin	17-17
		17.2.2	Jacques Lake	17-18
		17.2.3	Rainbow	17-18
		17.2.4	Inda Trend	17-18
	17.3	Exploratory Data Analysis		17-19
		17.3.1	Michelin	17-19
		17.3.2	Jacques Lake	17-19
		17.3.3	Rainbow	17-19
		17.3.4	Inda Trend	17-19

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

	17.4	Composites		17-20
		17.4.1	Michelin	17-20
		17.4.2	Jacques Lake	17-20
		17.4.3	Rainbow	17-21
		17.4.4	Inda Trend	17-21
	17.5	Block Model Parameters		17-22
		17.5.1	Michelin	17-22
		17.5.2	Jacques Lake	17-22
		17.5.3	Rainbow	17-22
		17.5.4	Inda Trend	17-23
	17.6	Variography		17-23
	17.7	Estimation Parameters		17-23
		17.7.1	Michelin	17-23
		17.7.2	Jacques Lake	17-24
		17.7.3	Rainbow	17-24
		17.7.4	Inda Trend	17-24
	17.8	Model Validation		17-24
		17.8.1	Michelin	17-24
		17.8.2	Jacques Lake	17-25
		17.8.3	Rainbow	17-26
		17.8.4	Inda Trend	17-26
	17.9		Mineral Resource Classification	17-26
		17.9.1	Michelin	17-26
		17.9.2	Jacques Lake	17-27
		17.9.3	Rainbow	17-28
		17.9.4	Inda Trend	17-29
	17.10	AMEC Model Review		17-31
	17.11	Assessment of Reasonable Prospects of Economic Extraction		17-33
	17.12	Mineral Resource Statement		17-34

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			18-1

19.0	OTHER RELEVANT DATA AND INFORMATION			19-2
	19.1	Production Rate		19-2
	19.2	Cut-off Grades		19-3
	19.3	Proposed Open Pit Mining		19-3
		19.3.1	Block Model and Dilution	19-3
		19.3.2	Block Sizes	19-4
		19.3.3	Geotechnical Assumptions	19-4
		19.3.4	Refining and Freight and Royalties	19-4
		19.3.5	Metal Prices	19-5
		19.3.6	Cut-off Grades	19-5
		19.3.7	Sensitivity Analysis	19-5
		19.3.8	Life of Mine Activity Forecast	19-6
	19.4	Proposed Underground Mining		19-6
		19.4.1	Michelin	19-6
		19.4.2	Jacques Lake	19-7
	19.5	Open Pit and Underground Production Forecast		19-10
	19.6	Planned Waste Dumps		19-12
	19.7	Proposed Water Management		19-12

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

	19.8	Proposed Equipment and Maintenance Requirements		19-13
	19.9	Projected Mining Consumable Requirements		19-13
	19.10	Projected Safety Facilities		19-16
	19.11	Projected Workforce		19-16
	19.12	Marketing and Sales		19-16
	19.13	Exchange Rates		19-17
	19.14	Projected Operating Costs		19-17
	19.15	Projected Capital Costs		19-20
	19.16	Financial Analysis		19-21
		19.16.1	Valuation Methodology	19-21
		19.16.2	Basis of Analysis	19-23
		19.16.3	Results of Analysis	19-23

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1
	21.1	Phase 1		21-1
	21.2	Phase 2		21-3

22.0	REFERENCES			22-1

23.0	DATE AND SIGNATURE PAGE			23-1

T A B L E S

Table 1-1:	Data Used to Construct Resource Models	1-9
Table 1-2:	Mineral Resource Estimate, Effective Date 1 August 2009; Mark Hertel, P.Geo	1-11
Table 2-1:	QPs for the Technical Report	2-3
Table 2-2:	Contents Page Headings in Relation to Form 43-101F1 Prescribed Items—Contents	2-6
Table 4-1:	Required Mineral Expenditure by Term for Licence Renewal	4-3
Table 4-2:	Required Mineral Expenditure for Assessment Work by Term	4-3
Table 4-3:	Map-Staked Licence Mineral Tenure Summary Table	4-8
Table 4-4:	2008 Map-Staked Quarry Licence Tenure Summary Table	4-9
Table 4-5:	Anticipated Key Federal Permitting Requirements	4-17
Table 4-6:	Anticipated Key Provincial Permitting Requirements	4-18
Table 11-1:	Brinex Legacy Drill Hole Summary	11-9
Table 11-2:	Fronteer Drill Hole Summary	11-9
Table 11-3:	Drill Hole Summary Table, 2008 Michelin Infill Drill Program	11-17
Table 11-4:	Drill Hole Summary Table, 2008 Jacques Lake Infill Drill Program	11-17
Table 16-1:	Principal Design Criteria for Mill	16-12
Table 16-2:	Estimated Tailings Volume	16-15
Table 17-1:	Mineral Resource Estimate Michelin Project, Effective Date 1 August 2009; Mark Hertel, P.Geo.	17-35
Table 19-1:	Cut-off Grade Parameter Determination	19-3
Table 19-2:	Life of Mine Open Pit Activity Forecast	19-1
Table 19-3:	Life-of-Mine Production Forecast	19-11
Table 19-4:	Major Open Pit Mining Mobile Equipment	19-14
Table 19-5:	Major Underground Mining Mobile Equipment	19-15
Table 19-6:	Foreign Exchange Range Table	19-18
Table 19-7:	Operating Cost Estimate Summary	19-19

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Table 19-8:	Capital Cost Estimate Summary	19-22
Table 19-9:	Cashflow Analysis	19-24
Table 19-10:	Results of Sensitivity Analysis	19-25

F I G U R E S

Figure 2-1: Project Location Map	2-2
Figure 4-1: Project Map-staked Mineral Licence Tenure Map	4-10
Figure 4-2: 2008 Map-Staked Quarry Licence Location Map	4-11
Figure 4-3: LISA and LIL Lands Map, Project Area	4-14
Figure 5-1: Proposed Access Routes and Power Supply Route	5-4
Figure 5-2: Proposed Michelin Site Layout	5-1
Figure 7-1: Regional Geology Map	7-2
Figure 7-2: Legend to Accompany Figure 7-1	7-3
Figure 7-3: Deposit and Prospect Location Map	7-5
Figure 7-4: Michelin Deposit Cross Section	7-7
Figure 7-5: Long Section through Michelin Deposit Showing Grade–Thickness Contours	7-8
Figure 7-6: Cross Section, Jacques Lake Deposit	7-10
Figure 7-7: Grade–Thickness Plot, Jacques Lake	7-11
Figure 7-8: Cross-section, Rainbow	7-13
Figure 7-9: Cross Section, Gear Deposit	7-14
Figure 7-10:Cross Section, Inda	7-16
Figure 7-11:Cross Section, Nash	7-17
Figure 11-1:Drill Hole Location Map, Michelin Region	11-10
Figure 11-2:Drill Hole Location Map, Jacques Lake Region	11-11
Figure 11-3:Drill Hole Location Map, Rainbow Region	11-12
Figure 11-4:Drill Hole Location Map, Inda Trend Region	11-13
Figure 13-1:Histogram Showing Density Ranges at Michelin	13-8
Figure 13-2:Histogram Showing Density Ranges at Jacques Lake	13-9
Figure 14-1:Brinex Check Assay Results	14-3
Figure 14-2:Twin Hole Comparison	14-14
Figure 16-1:Block diagram of Planned Michelin Process Facilities	16-9
Figure 17-1:Michelin Long Section Showing Block Classification	17-27
Figure 17-2:Jacques Lake Long Section Showing Block Classification	17-28
Figure 17-3:Rainbow Long Section Showing Block Classification	17-29
Figure 17-4:Nash Long Section Showing Block Classification	17-30
Figure 17-5:Inda Long Section Showing Block Classification	17-30
Figure 17-6:Gear Long Section Showing Block Classification	17-31
Figure 19-1:Sensitivity Analysis	19-25

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

1.0	SUMMARY

Fronteer Development Group Inc. (Fronteer) through its wholly-owned subsidiary Aurora Energy Resources Inc. (Aurora) commissioned AMEC Americas Ltd. (AMEC) to prepare a Technical Report (the Report) on its wholly-owned Michelin uranium project (the Project) in Labrador, Canada. The Project comprises the Michelin, Jacques Lake, Rainbow, Nash, Inda, and Gear uranium deposits, and additional prospects.

The Report incorporates an updated mineral resource estimate for the Project and provides information on a Preliminary Assessment (PA) that was based on the combined Michelin and Jacques Lake mineral resources only.

1.1	Principal Outcomes

AMEC believes that the economics of the Project defined using the parameters set out in this PA, which is based on the combined Michelin and Jacques Lake deposits, are sufficiently positive that Fronteer can proceed to the next stage of study:

•

Updated combined underground Measured and Indicated mineral resource estimate for Michelin and Jacques Lake of 19.2 Mt grading 0.12% U3O8 (51 Mlb U 3O8), using a 0.05% U3O8 cut-off grade, and updated combined open pit Measured and Indicated mineral resource estimate for Michelin and Jacques Lake of 17.8 Mt grading 0.07% U3O8 (27 Mlb U3O8), using a 0.02% U3O8 cut-off grade

•

Updated combined underground Inferred mineral resource estimate for Michelin and Jacques Lake of 14.7 Mt grading 0.11% U3O8 (37 Mlb U3O8), using a 0.05% U 3O8 cut-off grade, and updated combined open pit Inferred mineral resource estimate for Michelin and Jacques Lake of 9.3 Mt grading 0.04% U3O8 (8 Mlb U 3O8), using a 0.02% U3O8 cut-off grade

•

Updated total combined underground Measured and Indicated mineral resource for the Michelin, Jacques Lake, Rainbow, Inda, Gear, and Nash deposits of 19.9 Mt grading 0.12% U3O8 (52 Mlb U3O8), using a 0.05% U3O8 cut-off grade, and an updated combined open pit Measured and Indicated mineral resource estimate for the deposits of 20.3 Mt grading 0.07% U3O8 (32 Mlb U3O8), using a 0.02% U3O8 cut-off grade

•

Updated total combined underground Inferred mineral resource for the Michelin, Jacques Lake, Rainbow, Inda, Gear, and Nash deposits of 16.9 Mt grading 0.11% U 3O8 (41 Mlb U3O8), using a 0.05% U3O8 cut-off grade, and an updated combined open pit Inferred mineral resource estimate for the deposits of 12.1 Mt grading 0.05% U3O8 (12 Mlb U3O8), using a 0.02% U3O8 cut-off grade

Project No.: 162641	Page 1-1
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

	•	The forecast production life of the mine is 18 years, with the planned 3.65 Mt/a rate achieved in Year 2, and maintained at that rate until Year 15

	•	The cash flow analysis shows that the Project will generate a positive cash flow in all years except Years -3,-2,-1, 18, and 19 on a pre-tax basis

	•	The pre-tax cumulative cash flow is $C3,470 million with an internal rate of return (IRR) of 19.2%.

	•	Pay back period for the base case scenario is 4.7 years

•

The mine production estimates and resulting economic analyses are based on a Preliminary Assessment level of cost estimates and engineering design. Additional study is required before a production decision can be made. The preliminary assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the Preliminary Assessment will be realized.

1.2	Project Setting, Location and Access

The Project is located in central Labrador, Canada; about 146 km north–northeast of the community of Happy Valley–Goose Bay. The nearest community is the town of Postville, located approximately 4 km west of the Project boundary, and 38 km northwest of the proposed Michelin site.

Currently there is no road access into the Project. Access to exploration areas has been by helicopter. Local infrastructure is limited at the two settlements of Postville and Makkovik. All major items and equipment would have to be brought into the Project area. Labour is available in the area.

Exploitation of the Michelin Project will require building a greenfields mining operation with attendant infrastructure. Project development will require construction of a power line, road access, and port facilities, in addition to mine buildings and support infrastructure.

1.3	Mineral Tenure

The Project covers approximately 81,200 ha. Included in the total are 28 map-staked licences and six quarry licences. An additional four map-staked licences were staked in June 2008 along the proposed road route from North West River.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

All licences are held in the name of Aurora Energy Resources Inc, now a wholly- owned subsidiary of Fronteer Development Group Inc. As of 4 August 2009, documents provided to AMEC show all mineral licences to be in good standing.

1.4	Surface Rights and Land Use

Surface rights negotiations will be required to support mining operations in the proposed mining area. Negotiations will be required for surface rights for additional lands including road rights-of-way, and port facilities.

The Project is located within the Inuit Settlement Area. The Labrador Inuit Land Claims Agreement was ratified by the Inuit in May, 2004, leading to the formation of the Nunatsiavut Government on 1 December 2005. The Agreement created two categories of land: the Labrador Inuit Settlement Area (LISA) and the Labrador Inuit Lands (LIL). The Project is flanked to the north and west by Exempt Mineral Lands (EML). EML on the LISA were rescinded in June 2006. However, all EML on LIL will remain until a land-use plan is completed by the new Nunatsiavut government.

During 2008, the Nunatsiavut Government imposed a three-year moratorium on working, production, mining, and development of uranium on properties located within the LISA, effective until 31 March 2011. The moratorium affects the entire Project. For the duration of the moratorium, uranium exploration can continue to be undertaken, as can development-level and environmental baseline studies. The moratorium was imposed to allow time for the Nunatsiavut Government to develop a land use plan for the Labrador Inuit Lands and environmental legislation prior to participation in mining project assessment.

1.5	Royalty

A 2% net smelter return (NSR) royalty on any precious and base metals production and a 2% net sales royalty from uranium produced by the Project are payable to Altius Resources Inc.

1.6	Permits

Current permits have allowed exploration and associated PA-supporting testwork to be conducted under appropriate Provincial and Nunatsiavut regulations. Additional permits are required for Project development from both Federal and Provincial authorities.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

The scope of the environmental studies for the project will be defined in an Environmental Assessment (EA) scoping document that will be prepared by regulatory authorities, possibly including a Review Panel, following public hearings. Additional environmental study requirements and time requirements may be indicated in that document.

Fronteer will be required by the Canadian Nuclear Safety Commission (CNSC) to submit a conceptual Preliminary Decommissioning Plan (PDP) as part of the EA to demonstrate that the mine–mill facilities can be practically and safely decommissioned using available technology. The license application for site development and construction will have to have a proposed “preliminary” decommissioning plan included as part of the documentation that details the major work packages and sub-packages showing specific activities to be undertaken. Decommissioning costs are estimated at $C92 M, and have ±50% accuracy.

1.7	Environmental

Fronteer commissioned a literature review of historic biophysical data for the Postville– Makkovik area. A site survey over historic workings indicated limited areas of environmental concern.

The PA considered the potentially significant environmental effects associated with the development, operational, decommissioning, and post-decommissioning phases of the project based upon the project concept presented in this report. No immediate fatal flaws related to environmental issues were identified in the assessment of potential environmental effects and no significantly adverse environmental effects were identified that could not be successfully mitigated with the proper engineering design and operational controls.

AMEC recommends that the final project design and schedule take into account the seasonal migration and critical habitats of wildlife and fish species found in the area. The degree to which this will need to be done will not be known until sufficient environmental baseline data have been collected and the analyses completed as part of the Environmental Assessment (EA) process.

1.8	Geology and Mineralization

The Project is located within the Central Mineral Belt of Labrador. Uranium mineralization is typically hosted within strongly foliated metasedimentary and volcaniclastic rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with

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magnetite, actinolite, calcite, and minor pyrite veining, pervasive hematite alteration (± magnetite) accompanied by strong to intense shearing.

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as syngenetic by early workers and that within the Aillik Group has been called volcanic-hosted, strata-bound, and possibly syngenetic in origin. An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture filling and breccias.

The Michelin deposit is located in the southwest portion of the Project. It is approximately 1,950 m in length, and about 375 m wide. It has been drilled to a depth of 1,050 m. The deposit ranges in thickness from 5 m to 55 m, and has an approximate dip of 55º to the southeast. It remains open down dip, and along strike. Uranium mineralization in the Michelin drill holes is strongly associated with intense, pervasive albitization and hematite alteration, an increase in actinolite, pyroxene and calcite, and de-silicification in strongly foliated felsic metavolcanic rocks of the Aillik Group. Uranium mineralization generally consists of a broad zone comprising three higher-grade lenses, ranging in width from 5 m to 20 m each.

The Jacques Lake deposit (formerly known as the McLean Lake target) lies within the east central portion of the Project. Uranium mineralization observed in Jacques Lake drill core is associated with a fine-grained to aphanitic, metamorphosed, intermediate volcanic unit of the Aillik Group. The deposit is approximately 1,100 m long, about 375 m wide, and has been drilled to a depth of 600 m. Mineralization thicknesses range from 5 m to 60 m, and dip at 65º. The deposit is open down dip, and along strike.

The Rainbow deposit, located in the southwest portion of the Project, occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15% U3O8 occurs over a strike length of 400 m and as wide as 50 m. The deposit ranges in thickness from 20 m to 30 m, and dips at about 70º. It remains open down dip.

Mineralization at Gear was detected within sheared metasedimentary and volcaniclastic rocks of the Post Hill Group over a strike length of 120 m. An average grade of 0.17% U3O8 was obtained for a zone of mineralization 30 m long by 4.9 m wide and outlined to a depth of 70 m. Mineralized zones are pseudo-brecciated by biotite ± carbonate veinlets, and accompanied by occasional hematite ± magnetite alteration, and pervasive chlorite ± actinolite ± epidote alteration. Sulphides, mainly pyrrhotite, with chalcopyrite and pyrite, occur as stringers, disseminations, and as massive fracture fill.

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Mineralization in Post Hill Group rocks at the Inda deposit occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife Lakes. The main or footwall lens has an average width of 2.44 m and strike length of 640 m. In addition to the strong uranium values returned at the Inda target, appreciable copper and silver results were returned from a number of drill holes. The copper and silver are typically found in proximity to the uranium-bearing zones, and are associated with chalcopyrite, pyrite, and pyrrhotite.

Mineralization at Nash is hosted within Post Hill Group mafic metasedimentary rocks. Patchy magnetic minerals and albite alteration are present with mineralization, as well as abundant chlorite–amphibole stringers, and biotite-calcite stringers. Elevated Cu and Ag occur with U mineralization; however, the grades are generally in non- economic amounts.

Other prospects delineated to date include Melody Hill, Melody Lake, Michelin East, the Aurora Corridor (incorporating the Gayle, Kathi, Burnt Brook, and Aurora West prospects), White Bear, and Otter Lake.

1.9	History and Exploration

Exploration commenced in the general Michelin area in 1955. By 1980, British Newfoundland Exploration Limited (Brinex) had completed geological mapping, 290 core holes (32,480 m) at Michelin, a decline approximately 580 m in length and associated underground workings at Michelin, mineral resource estimation, and preliminary engineering, capital cost, and operating cost reports. Brinex ceded its exploration concession in 1980, but held mining leases over the Rainbow, Nash and Inda deposits until 1992, and mining leases over the Michelin and Kitts deposits until 1994. The Kitts deposit is outside the current Project area.

Initial work was completed between 2003 and 2005 by the Fronteer–Altius Alliance and comprised the re-evaluation of the district for Cu–Au–U targets. The Fronteer– Altius Alliance subsequently acquired a number of mineral licences in the period from 2003 to 2004. The uranium interests were transferred to Aurora Energy Inc. in 2005.

Fronteer completed exploration programs between 2005 and 2008. These included geological mapping, a digital terrain survey, an airborne geophysical survey, and drill programs. Mineral resources were estimated in 2007, and updated during 2008. An internal scoping study was commissioned in 2007, and partly updated in 2008.

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1.10	Drilling

Drilling was completed by Brinex and by Fronteer. There is limited information on the legacy drill programs completed prior to Fronteer’s exploration programs. Legacy drill data comprise 90 core holes (32,480 m).

The Fronteer programs comprised a combination of NQ and BTW diameter core drilling, completed using portable fly rigs. Core logging captures lithological, recovery, alteration, mineralization, and structural information. Additional logging includes compressive strength and magnetic susceptibility measurements, recording core lengths over 10 cm, length of core runs, rock quality designation (RQD) measurements, the depth and length of the sample and a scintillometer reading. Core was digitally photographed. Core recoveries were generally acceptable.

Drill hole collars were surveyed using the real-time, satellite and base station corrected Topcon HiPer® GPS system by N.E. Parrott C.L.S. from Happy Valley–Goose Bay, Labrador. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

For all drill programs, Flex-It® survey tests were taken generally at 40–50 m intervals down-hole to provide down-hole survey control.

1.11	Sample Preparation and Analysis

No information is available on the sample preparation and analysis for the Brinex legacy programs.

Sample preparation was performed by the Activation Laboratories Ltd. (Actlabs) preparation facility in Goose Bay for all Fronteer drill programs. Drill core samples were crushed up to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then pulverized using a hardened steel ring and puck mill to 85% passing 75 mesh. Remaining pulps and coarse reject were bagged and stored.

At Actlabs analytical facility in Ontario, uranium was determined by delayed neutron counting (DNC) of a 30 g sub-sample. Other elements were analyzed using an inductively coupled plasma–optical emission spectroscopy (ICP/OES) aqua regia multi-element package.

For the 2005–2008 drill programs, Fronteer submitted a blank, a certified reference material (CRM) and a quarter-split re-sample at a rate of approximately one quality assurance/quality control (QA/QC) sample every 25 samples to ensure at least one set of QA/QC samples was in every batch. Pulp and preparation duplicates were included

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in the programs from 2008 as a rate of 2–5%. The pulp duplicates were completed at the time of submission. Preparation duplicates were requested at the end of the season.

Blanks, CRMs, and duplicates were examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibility, and any other signs of unusual processing. Failed batches were investigated and often resulted in the samples being re-run at the laboratory until the control material passed.

1.12	Data Verification

A number of data verification programs have been performed by third parties, either to support technical reports, or at the request of Fronteer, in the period 2005 to 2009. No fatal flaws were noted with the data in these reviews, which were found to be acceptable to support mineral resource estimation. However, there have been some conflicting results regarding at least a portion of the DNC results that requires additional investigation.

The checks indicated that overall precision and accuracy of the analytical programs were acceptable for use in supporting mineral resource estimation.

1.13	Metallurgical Testwork

During the 1970s, the metallurgical response of the Michelin deposit was tested by Brinex. Work from those programs has not been utilized in this study. Metallurgical testwork that supports the PA is based on coarse assay rejects or quarter core from the 2006 Fronteer drilling program. Most metallurgical testwork was performed by SGS Minerals Services (SGS), Lakefield, Ontario.

Testwork commissioned by Fronteer has looked at all aspects of conventional processing as well as heap leaching and radiometric sorting. These studies concluded that a resin-in-pulp (RIP) process route to options such as counter-current-decantation (CCD) or belt filtration followed by solvent extraction (SX). SGS operated a leach–RIP pilot plant, a continuous tailings neutralization pilot plant, and, with Outotec, continuous thickening pilot plant tests. The leach–RIP process operated for several weeks with resin being loaded, eluted, and recycled. SGS assayed the resin for trace elements over a 16 day period and observed that nothing was accumulating other than silica, which is readily controlled. It was concluded that RIP is the optimal process for the proposed Michelin mill. Some additional testwork on elution, silica control, and eluate handling is justified but otherwise, the process is acceptable.

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A conservative recovery figure of 87.5% was used for Michelin and Jacques Lake during mine planning and in the financial analysis.

1.14	Mineral Resource Estimate

Geological models, and mineral resource estimates based upon those models, were prepared in 2007 by Christopher Lee, P.Geo., an employee of Fronteer at the time the estimates were prepared. Data used to construct the models are summarized in Table 1-1. Topography used to limit the block models was based on a digital terrain model constructed from an airborne survey in 2007.

Michelin and Jacques Lake resource estimates were conducted using ordinary kriging (OK) in two Gemcom block models constructed to represent an open pit portion of the resource (above 150 m elevation), and an underground portion. The Rainbow and Inda Trend resource estimates were interpolated using inverse distance weighting to the second power (ID2). Each estimate was validated, primarily using nearest neighbour techniques, and found to be acceptable.

Table 1-1: Data Used to Construct Resource Models

Deposit	Number of Drill	Number of	Grade	Number of	Specific	Composite
	Holes in Model	Assays	Cap	Capped	Gravity	Length (m)
			(%	Assays
			U3O8)
Michelin	348	12,119	0.8	21	2.70	2
Jacques	83	3,594	0.45	10	2.79	2
Lake
Rainbow	29	432	0.5	5	2.70 (based on	2
					Michelin)
Inda			0.7	7	2.87	2
Nash	142	1,965	0.45	10	2.85	2
Gear			0.3	8	2.82	2

Michelin and Jacques Lake mineral resource estimates were classified using a combination of the number of drill holes for each estimate, and the average distance of all samples in the estimated area. Rainbow and Inda Trend resource estimates were classified using a combination of geological confidence, the number of drill holes for each estimate, and the average distance of all samples in the estimated area.

To assess reasonable prospects of economic extraction for the deposits, key parameters were the geological and grade continuity of mineralization, a cut-off grade of 0.02% U3O8, and a U3O8 price of $US85/lb.Underground mineral resources were constrained by a cut-off grade of 0.05% U3O8. Using these cut-offs, and the $US85/lb U3O8  price, AMEC believes that the mineralised material displaying geological and

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grade continuity, and which is contained within optimized pits and stopes that used these parameters, is likely to support economic extraction.

Mr. Mark Hertel, an employee of AMEC, reviewed the models and estimates in 2009 for Michelin and Jacques Lake. Mr. Hertel is the Qualified Person (QP) for the mineral resource estimate in this study. Mineral resource estimates in this report differ from those previously quoted for the Michelin and Jacques Lake deposits because a different cut-off grade has been used (0.02% U3O8), and additional blocks that were previously considered to be below cut-off grade, have been classified as Inferred Mineral Resources, because the grade is above the new 0.02% U3O8 cut-off. These blocks were estimated and not classified as they were below the previous cut-off grade of 0.03% U3O8. In earlier resource estimates at Jacques Lake, the elevation at which mineralization reported to either underground or open pit mineral resources was 150 m below the topographic surface; the elevation base for the open pit was revised in this estimate to be approximately 170 m below surface.

Open pit Mineral Resources were estimated using a cut-off grade of 0.02% U3O8, whereas underground Mineral Resources were estimated with a 0.05% U3O8 cut-off grade. AMEC cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Mineral resources are summarized in Table 1-2.

1.15	Projected Mine Plan

The PA is based on mining of the Michelin and Jacques Lake deposits. The Rainbow, Inda, Gear, and Nash deposits are not currently part of the projected mine plan.

1.15.1	Production Rate

For the purposes of a preliminary demonstration of deposit economic viability, AMEC adopted a production throughput rate of 10,000 t/d for the PA, assuming 6,500 t/d from underground and 3,500 t/d from open pit sources. Mining is assumed to start at Michelin and then to move to Jacques Lake as the production rate at the former decreases to below the treatment capability of the process plant. A tonnage shortfall from the Jacques Lake underground operation later in the proposed mine life is covered in the mine plan by allocation of additional open pit material, and from processing of material stockpiled during the early production period.

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Table 1-2: Mineral Resource Estimate, Effective Date 1 August 2009; Mark Hertel, P.Geo.

		Underground				Open Pit
Deposit	Classification	Cut-off Grade	Tonnes	% U3O8	Pounds U3O8	Cut-off Grade	Tonnes	% U3O8	Pounds U3O8
		0.05% U3O8				0.02% U3O8
Michelin	Measured		1,289,000	0.12	3,310,000		5,783,000	0.080	9,755,000
	Indicated		16,170,000	0.13	44,582,000		6,839,000	0.060	9,480,000
	Measured and Indicated		17,459,000	0.12	47,892,000		12,622,000	0.070	19,234,000
Jacques Lake	Measured		103,000	0.08	176,000		755,000	0.090	1,471,000
	Indicated		1,661,000	0.08	2,809,000		4,374,000	0.070	6,731,000
	Measured and Indicated		1,764,000	0.08	2,985,000		5,129,000	0.070	8,202,000
Rainbow	Measured		—	—	—		211,000	0.090	426,000
	Indicated		26,000	0.06	34,000		735,000	0.090	1,409,000
	Measured and Indicated		26,000	0.06	34,000		947,000	0.090	1,835,000
Inda	Measured		—	—	—		—	—	—
	Indicated		214,000	0.07	324,000		985,000	0.070	1,497,000
	Measured and Indicated		214,000	0.07	324,000		985,000	0.070	1,497,000
Nash	Measured		—	—	—		—	—	—
	Indicated		152,000	0.06	214,000		527,000	0.090	1,029,000
	Measured and Indicated		152,000	0.06	214,000		527,000	0.090	1,029,000
Gear	Measured		—	—	—		—	—	—
	Indicated		303,000	0.08	532,000		48,000	0.060	63,000
	Measured and Indicated		303,000	0.08	532,000		48,000	0.060	63,000
Totals	Measured and Indicated		19,919,000	0.12	51,981,000		20,258,000	0.070	31,860,000
Michelin	Inferred		12,577,000	0.12	33,647,000		3,393,000	0.030	2,442,000
Jacques Lake	Inferred		2,149,000	0.08	3,672,000		5,953,000	0.040	5,373,000
Rainbow	Inferred		365,000	0.08	624,000		546,000	0.080	1,005,000
Inda	Inferred		1,183,000	0.07	1,724,000		2,077,000	0.070	3,064,000
Nash	Inferred		369,000	0.07	580,000		138,000	0.070	228,000
Gear	Inferred		273,000	0.10	596,000		30,000	0.030	19,000
Totals	Inferred		16,917,000	0.11	40,843,000		12,137,000	0.050	12,130,000

Note: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources were reported using a U3O8 price of $US85/lb

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1.15.2	Life-of-mine Production Forecast

The forecast production life of the mine is 18 years, with the planned 3.65 Mt/a rate achieved in Year 2, and maintained at that rate until Year 15. Both the open pit and underground operations will start simultaneously at Michelin, followed by Jacques Lake, commencing in Year 12. There is an overlap in open pit production in Years 9 to 12, which allows for a production ramp up at Jacques Lake, and production of sufficient tonnes to supplement the Jacques Lake underground production.

1.15.3	Cut-off Grades

The PA is based on in-situ mining cut-off grades of 0.02% U3O8 for open pit and 0.06% U3O8 for underground mining; the underground mining cut-off grade used is slightly higher than that used to constrain the underground mineral resources. The marginal cut-off used to determine the material mined in the pit is 0.017% U3O8 for Michelin and 0.022% for Jacques Lake. These grades were established using cost parameters for mining, metallurgy, royalties, currency exchange, uranium price, dilution and average plant recovery.

1.15.4	Open Pit Mining

Whittle optimisation software was used to develop the optimal pit shell and the open pit mining schedules that were used as a basis for the overall production schedule for the Project. All of the mineralised material classified as Measured, Indicated and Inferred Mineral Resources was considered in the optimisation and the mine plan. No dilution or mining loss was considered for the open pit portion of the study. Block sizes for both the Michelin and Jacques Lake proposed open pits are 10 m x 5 m x 10 m; underground block sizes are 5 m x 5 m x 5 m. The block size is suitable for the deposit geometry, grade variability and the planned mining methods.

Geotechnical conditions within the planned Michelin and Jacques Lake pits resulted in recommendations for an inter-ramp slope angle of 50º in the hangingwall and an inter- ramp slope angle of 48º for the footwall in the proposed Michelin pit, and an overall 45º inter-ramp slope angle at Jacques Lake.

Mineralised material contained in the Michelin optimal pit shell using a U3O8 price of $US85/lb comprises 80% Measured and Indicated Mineral Resources and 20% Inferred Mineral Resources. At Jacques Lake, the breakdown of the mineralised material is approximately 50% Measured and Indicated Mineral Resources and 50% Inferred Mineral Resources.

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All reported quantities of resource tonnes and content metal are based on optimized shells only; no detailed pit designs were prepared. At the next project design phase, AMEC expects that the amount of mill feed could slightly decrease with an expected increase in waste quantity as a result of the more detailed pit designs that would be generated. It may be possible to recover all of the mineral resources reporting to the feed; however, there would be an accompanying cost increase cost due to additional waste removal to accommodate ramps, berms and other practical pit design features.

1.15.5	Underground Mining

Michelin

Material grading better than 0.06% U3O8 was considered for underground mining using longhole stoping methods at Michelin. To maximize extraction of the mineral resource it was proposed to fill the stopes and in the widest areas to use self-supporting fill in the primary stopes so that the temporary pillars can be mined as secondary stopes.

Longitudinal longhole stoping will be used in areas as wide as 15 m and will have a maximum stope length of 50 m with 10 m strike length pillars between stopes. This method will be applied to about 10% of the mineral resource. Transverse longhole stoping will be used for areas wider than 15 m with 12 m wide primary stopes and 15 m wide secondary stopes. This will comprise the balance of the mined tonnage with about 40% extracted as primary stopes and 50% as secondary stopes.

For areas of transverse stoping all of the material above cut-off grade was assumed to be within the mine design, i.e. extraction of 100%. For areas of longitudinal stoping with 10 m pillars left between 50 m long stopes, the extraction will be 84%. Underground mining will advance to the pit floor following completion of open pit mining, and no crown pillar will be necessary. Any dilution within the mineralized zone, i.e. material below the cut off grade of 0.06% U3O8, is included in the block model grade and volume calculations.

Rock conditions are characterized as being moderately strong and competent, requiring no more than typical ground support in development headings and to permit stopes to remain open long enough to allow the placement of bulk fill.

There do not appear to be any significant aquifers in the mining area and groundwater inflows are not predicted to adversely affect ground conditions. Nominal allowances for mine dewatering are included in the plan; however, information is insufficient to discount moderate to high risk in this area.

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The mine plan includes underground access both through a vertical shaft and a decline from surface, both located outside of the pit mining limits. Stoping will be from the bottom up. In the assumed plan stopes will be filled with rock fill sourced from open pit stripping and underground development waste rock. Some stopes will require cemented rock fill.

Raises bored from surface will provide the primary ventilation routes, two for intake and two for exhaust, and a transfer raise for stope fill waste rock. Two rock pass systems will also be bored between the main underground levels. Other service development will include explosives magazines, materials storage areas, personnel refuge stations, dewatering sumps and pump rooms, and electrical sub stations.

Lateral development will be by two boom electric hydraulic drill jumbos, with mucking by diesel load–haul–dump machines (LHDs) and bolting for ground support by electric hydraulic bolting jumbos. Electric hydraulic production drills will be used to develop stope slot raises and to drill production longhole rings. Stope mucking will be by LHD, using remote control when necessary, with haulage by the LHD directly to a finger-raise serving a rock pass. Trucks will be used to transfer material from the fill raise chutes to stopes.

Other mobile equipment will be units typically used in the provision of mine services, including explosives delivery and loading vehicles, road graders, scissor lifts, utility vehicles, and personnel carriers. Mobile core (diamond) drills will be used for mineralization outline drilling from the footwall ramps and sub level stope access drifts.

Development of the shaft and decline are scheduled to start at the same time with the shaft commissioned after 450 days. A main level will be developed from the -150 m shaft station and ramp development from this level will link with the decline from surface and with a ramp from the -500 m level.

During Year -1 the development of main levels will provide sites for service raise boring. Rock handling, ventilation and dewatering facilities will be installed, allowing stope development and production to start early in Year +1, first on +25 m level, and then on the -500 m and -150 m levels.

As more stopes are developed the production rate is forecast to increase from an average of about 3,300 t/d in Year +2 to the design rate of 6,500 t/d by the middle of Year 4. This rate is sustained until early in Year 12 and then decreases until mining is completed at Michelin early in Year 15.

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Jacques Lake

Five areas of reasonable grade and continuity were identified at Jacques Lake and are included in the mine plan. Transverse stoping is assumed for all areas, and will include primary and secondary stopes with cemented and uncemented rock fill respectively. Underground mining will advance to the pit floor pit following completion of open pit mining and no crown pillar will be necessary.

There is no geotechnical data available; hence it is assumed that the underground conditions will be similar to those at the Michelin deposit. Ground support systems and stope dimensions are assumed to be similar to those for the Michelin deposit. There do not appear to be any significant aquifers in the mining area and similar groundwater conditions and inflows to Michelin are assumed. The mine plan includes nominal allowances for mine dewatering, however information is insufficient to discount moderate to high risk in this area.

Stope widths and heights will be similar to those at Michelin, although the wider mining areas will require stopes to be divided into panels of limited lengths. Each will be filled before retreating towards the footwall to mine the next panel. This will increase the complexity of sequencing primary and secondary stoping to ensure overall ground stability. Stopes will be filled with rock fill sourced from open pit stripping and underground development waste rock.

The mine plan includes underground access through two declines, one from within the open pit mining limits. Declines will be located in the footwall of the mineralized zone and provide access to footwall sub levels developed at 25 m vertical intervals and to ventilation and a back fill raise system.

Three raises bored from surface will provide the primary ventilation routes, one for intake and one for exhaust, and a transfer raise for stope fill waste rock.

Other service development will include explosives magazines, materials storage areas, personnel refuge stations, dewatering sumps and pump rooms, and electrical sub stations.

Mining equipment is the same as that used at Michelin. The mix of LHDs and trucks is different because there are neither rock pass systems nor hoisting shaft, and all material is loaded into trucks for haulage to surface through the declines.

Decline development will start from surface outside of the open pit limits and will reach the -25 m level after about 330 days. A drift will then be developed on that level and an incline ramp developed to breakthrough into the open pit at about +100 m

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elevation. Concurrently a decline will be developed from the -25 m level to the -200 m level. Stope development will start from the -25 m level in the middle of Year 13 and from the -200 m level early in Year 14. Stope production will ramp up in late Year 13 and achieve 2,000 t/d early in Year 14. This rate is sustained through Year 15, decreases in the following year and mining is completed in Year 17.

1.15.6	Equipment Maintenance

One maintenance shop will be located at Michelin site, which will service both open pit and underground equipment. When production moves to Jacques Lake, there will be a requirement for a similar, but smaller, facility. The main facilities for mobile equipment maintenance will be on surface and shared with the open pit and processing plant operations. Underground shop facilities will provide preventative maintenance services.

1.15.7	Consumables

Open pit mining operations will require between 7 ML and 9 ML of diesel on average in the first 10 years. In Year 11 the consumption is projected to increase to as much as 13 ML and stays at this level for approximately three years. After that period the fuel consumption is on average 5 ML per annum for the remainder of the life-of-mine.

For this early stage of project estimation, the open pit operation is projected to use between 3,000 t to 5,000 t of explosives in the first 10 years, increasing to about 8,000 t in years 11 and 12, and falling back to the initial amounts for the remaining mine life.

For typical full production years the annual supplies requirements for underground mining at Michelin and Jacques Lake are estimated to be 30,000 t and 6,600 t respectively. The bulk of those supplies are cement for fill preparation. Additional supplies are diesel fuel which varies up to 40 ML and 15 ML for Michelin and Jacques Lake respectively. This includes fuel for vehicles and for heating.

1.16	Planned Waste Dumps

A waste dump concept was developed for Michelin, with the dump provisionally located south of the planned pit. Dump capacity is 55 Mm3. The total scheduled waste from Michelin pit that is expected to be moved to the dump is about 100 Mt. This leaves additional capacity within the dump for low-grade mineralization if required. There will be an additional 1.7 Mt of waste resulting from underground pre-production

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development at the Michelin mine, which could be placed with the open pit mining waste.

Total scheduled waste production from Jacques Lake open pit and underground mines is 52 Mt. A waste dump with a 30 Mm3 capacity was located northeast of the proposed Jacques Lake open pit.

Designs are preliminary, and will require additional work during the pre-feasibility study stage.

1.17	Planned Process Route

The planned process route envisages mineralized material being crushed with a grizzly and a rockbreaker, then ground to a slurry in a circuit that includes a semi- autogenous grind (SAG) mill, ball mill, and classifying cyclones. The slurry is thickened, and pumped to a train of six leach tanks where the mineralized material meets recycle solution from the RIP tailings thickener. Additional fresh acid is added along with an oxidant in the form of air and SO2 obtained from the sulphuric acid plant.

At the end of the leach train, the slurry is pH-adjusted upwards to maximize uranium loading and minimize silica extraction, and also diluted for transit through the RIP section of the plant. The RIP section consists of eight tanks provided with screens to retain the resin. Barren slurry exiting the RIP loading section is passed over a linear screen and thickened in a high-rate thickener to recover excess water. Water that contains excess acid and ferric iron useful as an oxidant is recycled back to the head of the leach circuit, to the grinding circuit, and otherwise re-used. Thickener underflow is sent to neutralization. After screening for resin recovery and thickening, the RIP tailings are neutralized with limestone then lime with air injection to ensure oxidation of ferrous to ferric and its precipitation. Neutralized tailings are then sent to the tailings storage area.

Loaded resin from the RIP plant is eluted and the eluate sent to uranium precipitation. Eluted resin is water washed to remove bisulphate ion and conserve acid then either returned to the RIP loading section or sent to silica removal processing. Uranium precipitate slurry is thickened, washed, dewatered, and dried. Dried product is packed in drums in an automated drum-filling station. Loaded drums are then packed in shipping containers for transport to market.

Ancillary process facilities planned include a sulphur-burning sulphuric acid plant to produce approximately 500 t/d of sulphuric acid and the SO2 needed for leaching. Other proposed facilities include a lime kiln to calcine coarse limestone to lime (located at the port site) and a lime slaking plant located at Michelin. Finely-ground limestone

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slurry is generated from limestone fines in a grinding circuit located at Michelin. Other process reagents are stored, mixed, and distributed as required.

1.18	Proposed Tailings Management

Tailings volume is estimated at approximately 40 Mm3. Tailings from Michelin and Jacques Lake were assumed to be non-acid generating subject to confirmatory testing.

AMEC notes that all of the preferred sites for tailings disposal would likely cover fish habitat and therefore require placement on Schedule 2 of the Metal Mining Effluent Regulations (MMER). This is generally expected to complicate securing approvals and increase the length of time required to secure approvals.

Based on the stage storage curve a tailings elevation of about 337 m is required. A dam crest of about elevation 340 m was assumed to allow for a decant pond and freeboard. At this elevation, a small saddle dam to the north is also required.

1.19	Proposed Water Management

The following facilities for the handling and treatment of mining and process waste water will be required at the Michelin site:

• Tailings impoundment, retained water storage, and excess supernatant water treatment.

• Treatment of domestic sewage

• Site drainage, mineralized stockpile runoff, and open pit/underground mine water storage during annual shutdown and day-to-day site operation.

There will be a need for waste water retention of sufficient capacity to contain water pumped from the open pit/mine while the mill is down for maintenance (10 days annually) and for day-to-day site operation. Any runoff from stockpiles and the mill site must also be retained.

The Jacques Lake area will require the containment of site drainage as well as open pit and underground water handling and treatment as necessary to meet discharge guidelines.

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1.20	Proposed Workforce

Operational benchmark data suggest a workforce of a minimum of 170 to 180 would be required to support open pit operations. Maximum numbers of employees for the open pit operations are estimated at 280 in Year 11 of production. This workforce is maintained for four years and then decreases to approximately 140 persons for the remainder of the life-of-mine.

For underground mining at Michelin and Jacques Lake, respectively, the number of operating and maintenance personnel and those required to provide management, supervisory and technical services is forecast to vary between 130 to 170 and 95 to 110 on site each day depending on the stage of the mine life and level of activities.

1.21	Exchange Rates and Uranium Prices

At the request of Fronteer, AMEC used a uranium price of $US85/lb to constrain mineral resources. However, a more conservative uranium price of $US75/lb was used to develop the conceptual mine plan, and in the financial analysis.

A fixed rate of $C1= $US0.90 exchange rate was used for the purposes of optimisation. Exchange rates used in the financial analysis reflect a consensus estimate published by Consensus Economics Limited, a company that surveys financial institutions and banks. For the purposes of the PA, the Consensus Economics Limited rates were used to 2015, and a five-year average was used for each year thereafter.

1.22	Projected Operating Costs

Total life-of-mine operating costs were estimated as $C3,158 M, as follows:

•	Open pit mining: $C512 M over life-of-mine; $C13.61/t mineralized material mined

•	Underground mining: $C1,208 M over life-of-mine; $C40.26/t mineralized material mined

•	Total mining: $C1,720 M over life-of-mine; $C30.32/t material processed

•	Total milling: $C902 M over life-of-mine; $C15.91/t material processed

•	Total general and administrative: $C511 M over life-of-mine; $C9.02/t material processed

•	Total product transport: $C24 M over life-of-mine; $C0.43/t material processed.

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1.23	Projected Capital Costs

Total pre-production and capital costs comprised $C1,127 M and sustaining capital comprised an additional $C361 M, for a total capital cost of $C1,487 M.

Key life-of-mine sustaining capital and capital costs were estimated as:

	•	Open pit mining: $C67 M

	•	Waste stripping: $C59 M

	•	Underground mining: $C328 M

	•	Process (Goose Bay and Michelin): $C214 M

	•	Tailings: $C93 M

	•	Infrastructure: $C264 M

	•	Environmental: $C19 M

	•	Owner’s Costs: $C5 M

	•	Decommissioning: $C92 M

	•	EPCM and Construction Indirects: $C177 M

	•	Contingency: $C197 M

	•	Salvage: -$C28 M.

1.24	Financial Analysis

The following section is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment based on these Mineral Resources will be realized. The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

The Project has been valued using a discounted cash flow (DCF) approach. Net annual cash flows are discounted back to the date of valuation in second quarter 2009 dollars and totalled to determine net present values (NPVs) at the selected discount

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rates. The payback period is calculated as the time needed to recover the initial capital spent. All monetary amounts are presented in Canadian dollars ($C).

The pre-tax cumulative cash flow is $C3,470 million with an internal rate of return (IRR) of 19.2%. The cash flow analysis shows that the Project will generate a positive cash flow in all years except Years -3,-2,-1, 18, and 19 on a pre-tax basis. The pay back period for the base case is 4.7 years.

Sensitivity analysis was performed on the base case taking into account variations in the U3O8 price, operating cost, capital cost, foreign exchange (forex) and mining cost. As is usual with projects of this type, analysis shows that the Michelin Project is most sensitive to changes in U3O8 price and foreign exchange, because these items directly affect the entire revenue stream. The Project is also sensitive to metallurgical recovery, which for the purposes of the sensitivity analysis, sensitivity to changes in U3O8 recovery was mirrored by the sensitivity of the Project to changes in the U3O8 price.

The sensitivity analysis shows that the project is less sensitive to capital expenditure and operating cost.

The mine production estimates and resulting economic analyses are based on a Preliminary Assessment level of cost estimates and engineering design. Additional study is required before a production decision can be made. The preliminary assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the Preliminary Assessment will be realized.

1.25	Recommendations

This report has shown that technical work supporting the PA has been prepared to different levels of detail. It is recognised that the varying level of detail may be due to the impact of the uncertainty created by external influences such as the current three-year moratorium on uranium mining on Labrador Inuit Lands.

AMEC has designed the recommended work program in two phases, Phase 2 of which is partly contingent on Phase 1 results. Phase 1 is expected to take four to eight months, Phase 2 may take as much as eighteen months to complete. Phase 1 comprises desktop and monitoring studies and is estimated to cost about $C5.6M. Phase 2 comprises completion of a preliminary feasibility study, and an infill drill program and could range in cost from $C6.5 M to $C12 M.

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2.0	INTRODUCTION

Fronteer Group Inc. (Fronteer) through its wholly-owned subsidiary Aurora Energy Resources Inc. (Aurora) commissioned AMEC Americas Inc. (AMEC) to prepare a Technical Report (the Report) on its wholly-owned Michelin uranium project (the Project) in the Province of Newfoundland and Labrador, Canada (Figure 2-1). The Project (Figure 2-1) comprises the Michelin, Jacques Lake, Rainbow, Nash, Inda, and Gear uranium deposits, and additional prospects.

The Report incorporates an updated mineral resource estimate for the Project and provides information on a Preliminary Assessment (PA) that was based on those mineral resources.

For the purposes of this report, the Fronteer parent and Aurora subsidiary company are referred to interchangeably as “Fronteer”.

The report has been prepared in compliance with National Instrument 43–101, “Standards of Disclosure for Mineral Projects” (NI 43–101) and was prepared to support a press release entitled “Fronteer Reports Positive Preliminary Economic Assessment for Michelin Uranium Project” dated 8 September 2009.

The report uses the metric system, and all dollar figures cited are Canadian dollars. The exchange rate as of the report effective date of 1 August 2009, was $C1.07 to $US1.

2.1	Qualified Persons

The Qualified Persons (QPs), as defined in NI 43–101 and in compliance with Form 43–101F1 (the Technical Report), responsible for the preparation of the technical report include:

	•	Mark Hertel, P.Geo. Principal Geologist (AMEC, Phoenix)

	•	Margaret Podhorski-Thomas; P.Eng. Senior Engineer, (AMEC, Vancouver)

	•	Keith Durston, P.Eng., Consulting Mining Engineer (AMEC, Vancouver)

	•	Chuck Edwards, P.Eng., Director Metallurgy, (AMEC Saskatoon)

	•	Simon Allard, P.Eng. Senior Financial Analyst (AMEC, Vancouver).

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Figure 2-1: Project Location Map

N
GREENLAND
CANADA
U.S.A.
INSET MAP
Jacques Lake
Michelin
Rainbow
Nain
Natuashish
Hopedale
Makkovik
Postville
Central Mineral Belt
Jacques Lake
Michelin
Rainbow
Rigolet
Churchill Falls
Labrador City
North West River
Sheshatshiu
Happy Valley-Goose Bay
Cartwright
Charlottetown
Port Hope Simpson
Mary's Harbour
Red Bay
LABRADOR
QUEBEC
Sept-Îles
THE MICHELIN PROJECT
Project Location within the Central Mineral Belt and Labrador
Ore Deposit
Municipality
Existing Road
Central Mineral Belt
0
75
Kilometres
aurora

Note: Figure courtesy Fronteer. Use of the term “ore deposit” does not denote that the deposits have estimated mineral reserves.

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2.2	Site Visits

AMEC QPs conducted site visits to the Project in September 2009 as shown in Table 2-1.

Table 2-1: QPs for the Technical Report

Qualified Person	Site Visits	Report Sections of Responsibility
(or Shared Responsibility)
Mark Hertel	24 September 2009	Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11,
12, 13, 14, 15, 17, 20, 21, 22, 23
Margaret	No site visit	Sections 1, 2, 3, 19.1, 19.2, 19.3, 19.5,
Podhorski		19.6, 19.7, 19.8, 19.10, 19.11, 19.14,
19.15, 20, 21, 22, 23
Keith Durston	No site visit	Sections 1, 2, 3, 19.4, 19.7, 19.8, 19.9,
19.10, 19.11, 19.14, 19.15, 20, 21, 22,
23
Chuck Edwards	No site visit	Sections 1, 2, 3, 16, 19.7, 19.14,
19.15, 20, 21, 22, 23
Simon Allard	No site visit	Sections 1, 2, 3, 19.12, 19.13, 9.16,
20, 21, 22, 23

During the site visit, the scope of the personal inspection comprised review of selected drill core, verification of the radioactivity of the mineralized intercepts using a scintillometer, and visitation of selected drill collars in the field. The QPs are not aware of any material changes to the Project since the site visit.

2.3	Effective Dates

The effective date of the Report is 1 August 2009, the date of the mineral resource estimate. There has been no material change to the Project between the effective date of the Report, and the signature date,

2.4	Previous Technical Reports

Previous technical reports submitted by Fronteer are as follows:

•

Cunningham-Dunlop, I.R., and Lee, C., 2008: An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period 1 January 2007 to 31 December 2007, Part II, CMB Mineral Resources: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 7 April 2008.

• Wilton, D., Giroux, G., Cunningham-Dunlop, I., Lee, C., Lincoln J., and O’Dea, M., 2007: An Update on the Exploration Activities of Aurora Energy Resources Inc. on

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the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007: unpublished technical report prepared for Aurora Energy Inc., effective date 20 November 2007

•

Wilton, D.H. and Giroux, G., 2007: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 2006 to January 2007: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 19 February 2007, amended 1 March 2007.

•

Cunningham-Dunlop, I.R., and Giroux, G., 2007a: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 2006 to January 2007: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 19 February 2007.

•

Cunningham-Dunlop, I.R., and Giroux, G., 2007b: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 19 February 2007, amended 1 March 2007.

•

Cunningham-Dunlop, I.R., and Valenta, R., 2006: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to August 2006: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 1 September 2006.

•

Wilton, D.H.C., and Cunningham-Dunlop, I., 2006: The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period June 2005 to December 2005: unpublished technical report prepared for Aurora Energy Inc., effective date 18 January 2006

•	Hall, R.D., 2005: Central Mineral Belt Project, Labrador: unpublished technical report prepared for Fronteer Development Group Inc., effective date 15 February 2005.

2.5	Information Sources

In preparing this report, AMEC relied on geological reports, maps and miscellaneous papers listed in the References section at the conclusion of this report, as well as the documentation supporting the information used by various qualified persons in preparation of technical reports on the Project. AMEC’s own experience on similar deposit types was also a reference. AMEC has also obtained data from two internal studies:

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•	SNC Lavalin Inc., 2007: Michelin Development Project Scoping Study: unpublished report prepared by SNC Lavalin Inc. for Aurora Energy Resources Inc., July 2007

•

Micon International Limited, 2008: Underground and Open Pit Mine Planning Summary Progress Report for the Michelin, Jacques Lake, and Rainbow Uranium Deposits, Newfoundland Labrador, Canada: unpublished report prepared by Micon International Limited for Aurora Energy Resources Inc., November 27, 2008.

2.6	Technical Report Sections and Required Items under NI 43-101

Table 2-2 relates the sections as shown in the contents page of this report to the Prescribed Items Contents Page of Form 43-101F1.

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Table 2-2: Contents Page Headings in Relation to Form 43-101F1 Prescribed Items—Contents

Form 43-101F1	Form 43-101F1	Report Section	Report Section
Item Number	Heading	Number	Heading
Item 1	Title Page		Cover page of report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other	Section 3	Reliance on Other
	Experts		Experts
Item 6	Property Description and	Section 4	Property Description and
	Location		Location
Item 7	Accessibility, Climate,	Section 5	Accessibility, Climate,
	Local Resources,		Local Resources,
	Infrastructure and		Infrastructure and
	Physiography		Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and	Section 12	Sampling Method and
	Approach		Approach
Item 15	Sample Preparation,	Section 13	Sample Preparation,
	Analyses and Security		Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and	Section 16	Mineral Processing and
	Metallurgical Testing		Metallurgical Testing
Item 19	Mineral Resource and	Section 17	Mineral Resource and
	Mineral Reserve		Mineral Reserve
	Estimates		Estimates
Item 20	Other Relevant Data and	Section 19	Other Relevant Data and
	Information		Information
Item 21	Interpretation and	Section 20	Interpretation and
	Conclusions		Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature	Section 23	Date and Signature
	Page		Page
Item 25	Additional Requirements	Section 18	Additional Requirements
	for Technical Reports on		for Technical Reports on
	Development Properties		Development Properties
	and Production		and Production
	Properties		Properties
Item 26	Illustrations		Incorporated in report
under appropriate
section number, after
first citation in text

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3.0	RELIANCE ON OTHER EXPERTS

3.1	Introduction

The authors of this Technical Report state that they are qualified persons for those areas that are identified in the appropriate “Certificate of Qualified Person” attached to this report.

The authors have relied upon, and believe there is a reasonable basis for this reliance, the following reports that provided information regarding mineral rights, surface rights, permitting, and environmental issues in sections of this Technical Report as noted below.

3.2	Mineral Tenure

The AMEC QPs have relied upon, and disclaim responsibility for, information prepared by other experts regarding the legal status or ownership of the Project area or underlying property agreements. AMEC has relied upon Fronteer legal counsel for this information through the following document:

• O’Dea, Earle, 2009: Aurora Energy Resources Inc.: unpublished legal opinion letter provided to Aurora Energy Resources Inc by O’Dea, Earle Law Offices, dated 01 October 2009.

3.3	Surface Rights, Access and Permitting

The AMEC QPs have relied upon, and disclaim responsibility for, information prepared by other experts regarding Surface Rights, Access and Permits, including the status of the granting of surface rights for land designated for future potential mining, milling, dumps and tailings impoundments in the following document:

• O’Dea, Earle, 2009: Aurora Energy Resources Inc.: unpublished legal opinion letter provided to Aurora Energy Resources Inc by O’Dea, Earle Law Offices, dated 01 October 2009.

3.4	Environmental

The AMEC QPs have relied upon information prepared by other experts regarding the environmental status of the Project, through the following documents:

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•

Aurora Energy Resources Inc., 2008: Aurora Michelin Project Environmental Registration and Project Description, Prepared Pursuant to the Newfoundland and Labrador Environmental Protection Act, The Canadian Environmental Assessment Act, and The Labrador Inuit Land Claims Agreement: unpublished internal report, Aurora Energy Resources Inc., June, 2008

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Project is located in central Labrador, Canada; about 146 km directly north– northeast of the community of Happy Valley–Goose Bay (refer to Figure 2-1). The nearest community is the town of Postville, located approximately 4 km west of the Project boundary, and 38 km northwest of the proposed Michelin site.

The Project boundary straddles two UTM zones (Zone 20 and Zone 21) and seven NTS map sheets (13J/11, 13J/12, 13J/13, 13J/14, 13K/03, 13K/06, 13K/09).

The northern and southern limits of the Project area are 6094000 mN (Zone 21) and 6048500 mN (Zone 21), respectively, and the western and eastern limits of the Project area are 681000 mE (Zone 20) and 345000 mE (Zone 21), respectively.

4.2	Agreements

A letter agreement was signed between Fronteer and Altius Resources Inc. (Altius) on 05 February 2003 that covered a portion of the Central Mineral Belt of Labrador, including most of the area of what subsequently became the Project. The agreement formed the basis of a 50:50 alliance between Fronteer and Altius to explore for iron oxide–copper–gold mineralization. Another agreement between the two companies was signed on 03 June 2005 allowing formation of a jointly-owned private company called Aurora Energy Inc. to hold uranium interests in the Project area.

Aurora Energy Inc. was incorporated in the Province of Newfoundland and Labrador on 08 June 2005, with Fronteer holding 52% and Altius 48%. The name of Aurora Energy Inc. was subsequently changed to Aurora Energy Resources Inc, as part of an initial public offering on the Toronto stock exchange in 2006, at which time Fronteer held 56.8% of Aurora Energy Resources Inc.

In April 2009, Fronteer acquired all outstanding shares in Aurora Energy Resources Inc., and subsequently de-listed the company from the Toronto exchange.

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4.3	Mineral Tenure

4.3.1	Mineral Tenure in the Province of Newfoundland and Labrador

Mineral Claims

Mineral claims in the Province of Newfoundland and Labrador historically could be acquired through either map-staking or ground-staking. Map-staked claims have boundaries that are precisely determined by a universally-accepted grid system; ground-staked claims have boundaries established on the ground by blazing and flagging. From 1995, the province commenced the phasing out of ground-staking, and in 2004 all ground-staked claims were converted to map-staked claims.

A map-staked claim is defined by the Government of Newfoundland and Labrador as:

“a plot of land shown on maps maintained at the department constituting one-quarter part of a UTM grid square and bounded by one corner of a UTM grid square and comprising 25 hectares or less”.

Map-staked claims are 500 m x 500 m in dimension.

A map-staked licence can be granted for up to 256 contiguous map-staked claims. All claims are referenced to Universal Transverse Mercator (UTM) co-ordinates using the NAD 27 system, in which all claim boundaries are drawn on co-ordinate lines of multiples of 500 m, which start from a defined corner having easting and northing co- ordinates along the UTM lines. In cases where a map-staked property straddles more than one UTM map sheet, the dimensions of the individual claims in the vicinity of the common boundary between the two map sheets may vary from the 500 m x 500 m normal size. Map-staked licences are not surveyed.

Licence applications must be accompanied by an appropriate application fee, and payment of a deposit, as defined by the Government of Newfoundland and Labrador.

A mineral exploration licence is issued for a term of five years. The licence, however, can be held for a maximum of 20 years provided that the required assessment work is completed and reported on and that it is renewed every five years. Table 4-1 summarizes the required expenditure per mineral claim by term.

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Table 4-1: Required Mineral Expenditure by Term for Licence Renewal

Year Held	$Canadian Expenditure Required (per mineral claim)
Year 5	25
Year 10	50
Year 15	100

In each year of the licence, the minimum annual assessment work must be completed on or before the anniversary date. The assessment report must then be submitted within 60 days after the anniversary date. If a report cannot be completed and submitted on schedule, a partial report acceptable to the Mineral Claims Recorder may be submitted and a 60 day extension of time will be approved. Excess assessment work completed in any one year is carried forward for a maximum of nine years and it is automatically credited to the licence. Excess assessment work credit is the amount of work completed and reported above what is required to be undertaken during a 12 month timeframe.

When a licence holder is unable to complete the assessment work required within a 12 month period, an application for a 12 month extension of time in which to complete the work may be approved. An extension of time does not relieve a licence holder from performing and reporting the assessment work for ensuring 12 months on schedule. An extension of time requires that the licence holder post a security deposit for the amount of the deficiency before the anniversary date. When deficient work is completed and assessment report accepted, then the security deposited will be refunded, otherwise the security will be forfeited.

Currently, the work requirements are as summarized in Table 4-2.

Table 4-2: Required Mineral Expenditure for Assessment Work by Term

Year Held	$ Canadian Expenditure Required (per mineral claim)
Year 1	200
Year 2	250
Year 3	300
Year 4	350
Year 5	400
Years 6–10	multiplying the number of claims or units held under the licence by $600
Years 11–15	multiplying the number of claims or units held under the licence by $900
Years 16–20	multiplying the number of claims or units held under the licence by $1,200

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Conversion to Mining Lease

To obtain a mining lease, the boundaries of the mining lease must be incorporated within one mineral licence that is in good standing, and is acquired by way of the mineral licence holder making application to the relevant Minister.

The lease may be issued for a period up to 25 years provided that:

•	All terms, provisions and conditions of the licence have been complied with

•	The licence has three years of required assessment work completed on it

•	The lease is located entirely within a licence.

The lease holder is required to submit a legal survey of the perimeter of the area covered by the application, submit a certified plan of the survey including the survey notes and description of the land described in the application. In addition, the lease holder is required to have demonstrated the existence of an economic mineral resource from a qualified person. The requirements ensure that:

•	The land is marked in the manner prescribed by regulation

•	The lease covers the minimum area necessary to cover the identified resource

•

The qualified person is person who is a engineer or geoscientist who has at least five years of experience in or in any combination of mineral exploration, mine development or operation or mineral project assessment, has relevant experience to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association for engineers or geoscientists.

A mining lease issued under the Newfoundland and Labrador Mineral Act must be signed by the Minister, and is subject to the following conditions:

•	That the lessee pays in advance an annual rental prescribed by regulation

•	That the production starts in five years for a five-year duration

•	That the Minister or his officials may enter the mine or land held by the lessee to search, view, inspect and inquire on the mining development

•

That all statutes, orders and directions of the Province, Canada and Nunatsiavut are fulfilled and observed including environmental control, maintenance of health, building and operation standards, the making of returns and reports.

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•	That the lessee complies with all provisions prescribed by regulation pertaining to the lease

•	That the lessee comply with other terms and conditions imposed by the Minister

•	That the lessee shall complete in the Province, in whole or in part, primary production of a mineral or mineral ore extracted or removed under the lease.

Subject to the above conditions issuance of a mining lease confers upon the lessee the exclusive right to develop, extract, remove, deal with, sell, mortgage, or otherwise dispose of all unalienated minerals in, on or under the land described in the lease. The lease may be assigned to a person with consent of the Minister.

A renewal of the mining lease for as many as 10 years may be approved, subject to the Minister being satisfied that the terms and conditions of the lease have been complied with.

Quarry Permits and Leases

A summary of the requirements relating to quarry leases is provided as follows:

•	Legislation

	–	Quarry Materials Act

	–	Quarry Materials Regulations.

•	Approval to extract and use quarry materials can be acquired by application

	–	Quarry Exploration Licence

	–	Quarry Permit

	–	Quarry Lease.

•	Quarry Exploration Licence

	–	Licences are issued for four months to a year

	–	Gives the holder exclusive rights to explore for quarry materials

	–	Assessment work can be submitted but it would only be useful for the issuance of back-to-back licenses.

•	Quarry Permit

	–	Gives the holder the right to extract and use quarry material

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	–	Permits are issued for up to 12 months and have to be renewed every December 31.

•	Quarry Lease

	–	Gives the holder the exclusive right to extract and use quarry material

	–	Bankable asset

	–	Leases are usually issued for five years up to a maximum of 20 years.

•	Cost of Quarry Exploration Licence

	–	Staking cost $C0.10/hectare

	–	Non-refundable.

•	Cost of Permit/Lease

	–	Rental $C80/ha due in advance

	–	Royalty $C0.50/m3 due December 31 with renewal

	–	Non-refundable.

4.3.2	Project Tenure

The Project area comprises 28 map-staked mineral licences (3,248 claims or 81,200 ha) within the Central Mineral Belt (Table 4-3,). An additional four map-staked licences (412 claims or 10,300 ha) were staked in June 2008 along the line of the proposed road from North West River, and fall outside the Central Mineral Belt. The total map-staked licences cover an area of 91,500 ha, and encompass 3,660 claims.

Six map-staked quarry licences (412 claims or 10,300 ha) were staked in 2009 (Table 4-4). The quarry exploration licences were staked to acquire aggregate rights for quarry materials that could be used for construction related to the proposed road between the Town of North West River and the Project (see Section 11). Figures 4-1 and 4-2 show the locations of the licences.

All licences are held in the name of Aurora Energy Resources Inc., now a wholly- owned subsidiary of Fronteer Development Group Inc.

The map-staked mineral licences are generally contiguous and are located 5 km to 40 km south of Postville, except for two licenses which comprise the Croteau and Storm properties which are located further west in the Central Mineral Belt and the interior of Labrador, and the four road licences, which are located between the Project area and North West River.

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All map-staked mineral licences, except for the road licences, are in their second five-year renewal. Fronteer obtained a 12 month extension for the Road 2, 3, and 4 licences by posting a security deposit equal to the required assessment work amount. The map-staked quarry exploration licences were granted for a one year period.

Fronteer submitted the costs of the environmental work undertaken on the Project between 2005 and 2008 for assessment credit for the map-staked licences during September 2009.

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Table 4-3: Map-Staked Licence Mineral Tenure Summary Table

Map-Staked Licence	Map-Staked	Number	Total	Date of	Date of	Date Assessment	Required Expenditure Details (Expenditure in $C)
Name	Licence	of Claims	Area	Licence	Licence	Report Required
	Number		(ha)	Issue	Renewal

Post Hill	009411M	128	3200	3/27/2003	3/27/2013	5/26/2010	$173,843.46 to be expended on this license by 2010/03/27
Michelin	009412M	190	4750	3/27/2003	3/27/2013	5/26/2010	$228,000.00 to be expended on this license by 2019/03/27
Burnt/Emben	009413M	42	1050	3/27/2003	3/27/2013	5/26/2010	$50,400.00 to be expended on this license by 2019/03/27
Burnt/Emben	009414M	63	1575	3/27/2003	3/27/2013	5/26/2010	$41,996.85 to be expended on this license by 2017/03/27
Croteau	009415M	40	1000	3/27/2003	3/27/2013	5/26/2010	$36,143.11 to be expended on this license by 2010/03/27
Michelin North	009482M	145	3625	4/28/2003	4/28/2013	6/28/2010	$174,000.00 to be expended on this license by 2019/04/28
Post Hill Northwest	009719M	32	800	10/24/2003	10/24/2009	12/23/2009	$28,800.00 to be expended on this license by 2016/10/24
Post Hill West	009720M	60	1500	10/24/2003	10/24/2009	12/23/2009	$99,451.98 to be expended on this license by 2009/10/24
East Micmac Lake	009721M	36	900	10/24/2003	10/24/2009	12/23/2009	$61,188.14 to be expended on this license by 2009/10/24
Michelin Northeast	009722M	100	2500	10/24/2003	10/24/2009	12/23/2009	$34,022.80 to be expended on this license by 2010/10/24
Michelin Northwest	009723M	42	1050	10/24/2003	10/24/2009	12/23/2009	$18,773.17 to be expended on this license by 2010/10/24
Walker Lake	010022M	190	4750	4/2/2004	4/2/2014	6/1/2010	$210,121.19 to be expended on this license by 2010/04/02
West Micmac Lake 1	010046M	181	4525	4/12/2004	4/12/2014	6/11/2010	$132,071.68 to be expended on this license by 2010/04/12
West Micmac Lake 2	010047M	120	3000	4/12/2004	4/12/2014	6/11/2010	$20,648.11 to be expended on this license by 2012/04/12
West Micmac Lake 3	010048M	137	3425	4/12/2004	4/12/2014	6/11/2010	$186,053.91 to be expended on this license by 2010/04/12
West Micmac Lake 4	010049M	166	4150	4/12/2004	4/12/2014	6/11/2010	$242,844.28 to be expended on this license by 2010/04/12
Makkovik River 1	010050M	147	3675	4/12/2004	4/12/2014	6/11/2010	$79,993.78 to be expended on this license by 2011/04/12
Makkovik River 2	010051M	220	5500	4/12/2004	4/12/2014	6/11/2010	$199,000.00 to be expended on this license by 2018/04/12
Makkovik River 3	010052M	127	3175	4/12/2004	4/12/2014	6/11/2010	$154,114.63 to be expended on this license by 2010/04/12
Makkovik River 4	010053M	111	2775	4/12/2004	4/12/2014	6/11/2010	$177,128.73 to be expended on this license by 2010/04/12
Makkovik River 5	010054M	170	4250	4/12/2004	4/12/2014	6/11/2010	$253,623.93 to be expended on this license by 2010/04/12
Makkovik River 6	010055M	136	3400	4/12/2004	4/12/2014	6/11/2010	$209,791.48 to be expended on this license by 2010/04/12
Makkovik River 7	010056M	126	3150	4/12/2004	4/12/2014	6/11/2010	$197,118.25 to be expended on this license by 2010/04/12
Kaipokok Bay	010059M	54	1350	4/12/2004	4/12/2014	6/11/2010	$72,698.43 to be expended on this license by 2010/04/12
Aurora River	010343M	175	4375	10/29/2004	10/29/2009	12/29/2009	$116,320.60 to be expended on this license by 2017/10/29
Melody Lake	010344M	120	3000	10/29/2004	10/29/2009	12/29/2009	$95,203.09 to be expended on this license by 2009/10/29
Storm	010726M	16	400	3/27/2003	3/27/2013	5/26/2010	$23,147.49 to be expended on this license by 2010/03/27
Inda Trend	014457M	174	4350	3/27/2003	3/27/2013	5/26/2010	$208,800.00 to be expended on this license by 2019/03/27

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Table 4-3: Map-Staked Licence Mineral Tenure Summary Table (continued)

	Map-Staked		Total	Date of	Date of
Map-Staked Licence	Licence	Number	Area	Licence	Licence	Date Assessment
Name	Number	of Claims	(ha)	Issue	Renewal	Report Required	Required Expenditure Details (Expenditure in $C)
Road 1	015222M	25	625	7/25/2008	7/25/2013	9/23/2009	$11,250.00 to be expended on this license by 2010/07/25
Road 2	015223M	131	3275	7/25/2008	7/25/2013	9/23/2009	$58,950.00 to be expended on this license by 2010/07/25
Road 3	015237M	165	4125	7/25/2008	7/25/2013	9/23/2009	$74,250.00 to be expended on this license by 2010/07/25
Road 4	015238M	91	2275	7/25/2008	7/25/2013	9/23/2009	$40,950.00 to be expended on this license by 2010/07/25
Total		3,660	91,500

Notes: Fronteer obtained a 12 month extension for the Road 2, 3 and 4 licences by posting a security deposit equal to the required assessment work amount.

Table 4-4: 2008 Map-Staked Quarry Licence Tenure Summary Table

Map-Staked Licence	Map-Staked Licence	Number of	Total Area	Date of Licence	Date of Licence	Date Assessment Report
Name	Number	Claims	(ha)	Issue	Expiry	Required
Alien Head Lake	705:1007	4	100	7/20/2009	6/24/2010	6/24/2010
Beaker River	705:1009	4	100	7/20/2009	6/24/2010	6/24/2010
5460	705:1011	10	250	7/20/2009	6/24/2010	6/24/2010
Mulligan River	705:1016	10	250	7/20/2009	6/24/2010	6/24/2010
Seabaskachu Ridge	705:1018	17	425	7/20/2009	6/24/2010	6/24/2010
North West River	705:1089	38	950	7/20/2009	6/24/2010	6/24/2010
Total		83	2,075

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Figure 4-1: Project Map-staked Mineral Licence Tenure Map

009415M
015222M
010726M
015223
015237M
015238M
Happy Valley
Goose Bay
Lake Melville
Postville
Kaipokok Bay
Inda Trend
009719M
014457M
009720M
009411M
010059M
010056M
010053M
010054M
010055M
009721M
010344M
009722M
Jacques Lake
010052M
010051M
Jacques Lake
010343M
009723M
009482M
010048M
009412M
010047M
009413M
009414M
010022M
010049M
010050M
Rainbow
Michelin
010046M
aurora
energy to change the world
Legend
Deposits
Exempt Mineral Land
Labrador Inuit Lands
Aurora Mineral Holdings
1:250,000
0
5
km
NAD 1983 UTM Zone 21N
Atlantic Ocean
Labrador
Quebec
Newfoundland
310000
320000
330000
340000
6025000
6000000
6975000
6950000
6925000

Note: Figure courtesy Fronteer

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Figure 4-2: 2008 Map-Staked Quarry Licence Location Map

Note: Figure courtesy Fronteer

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4.4	Surface Rights

4.4.1	Labrador Inuit Land Claims Agreement

The Project is located within the Labrador Inuit Settlement Area. The Labrador Inuit Land Claims Agreement was ratified by the Inuit in May, 2004, leading to the formation of the Nunatsiavut Government on 1 December 2005. On 6 December 2004, the Newfoundland and Labrador House of Assembly passed the Labrador Inuit Land Claims Agreement Act. The Act received Royal Assent the same day. The Agreement sets out details of land ownership, resource sharing, and self-government.

The Agreement created two categories of land: the Labrador Inuit Settlement Area and the Labrador Inuit Lands. The Labrador Inuit Settlement Area consists of 72,520 km2 of land and 48,690 km2 of ocean (referred to as the Zone) involving the tidal waters of the Labrador Inuit Settlement Area. Within the Labrador Inuit Settlement Area, there are 15,800 km2 of Inuit-owned land referred to as Labrador Inuit Lands.

Within Labrador Inuit Lands, Inuit own:

• Surface title

• All carving stone and all specified materials for construction and agriculture purposes on 3,950 km2 of Labrador Inuit Lands referred to as Specified Materials Lands

•

A 25% ownership interest in Provincial taxable revenues for all other subsurface resources (minerals, quarry materials, oil and gas) which entitles the Inuit to a 25% share of Provincial subsurface revenues.

Surface title to land and all subsurface resources in the Labrador Inuit Settlement Area outside of Labrador Inuit Lands remain with the Province.

The Labrador Inuit Land Claims Agreement, which took effect on December 1, 2005, established a Regional Planning Authority for the Labrador Inuit Settlement Area with members from the Nunatsiavut Government and the Newfoundland and Labrador Government. Both governments have stated that the plan shall be completed by March 2011 for submission to both governments for approval.

In general, the following regulations will apply:

• Exploration and development in the Labrador Inuit Settlement Area outside Labrador lands continues under present Provincial regulation. Until the land use

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plan comes into effect, the Province will consult the Nunatsiavut Government regarding exploration approvals

•

The process for acquiring mineral or quarry materials rights throughout the Labrador Inuit Settlement Area will be governed by Provincial law with the exception of carving stone and specified materials

•	Exploration and quarrying in Inuit Lands must be conducted pursuant to a Work Plan that must be jointly approved by the Province and Nunatsiavut

•	The Province will continue to be the permitting authority for mining and quarry developments within the Settlement Area

•	All major developments within the Labrador Inuit Settlement Area require a negotiated Impact Benefits Agreement between the developer and the Nunatsiavut Government

•	Conditions for access to or through Labrador Inuit Lands are controlled by the Nunatsiavut Government.

As of March 30, 2007, the Standards for Mineral Exploration under Labrador Inuit Land Claims Agreement Act were enacted following negotiations between the Nunatsiavut Government and the Government of Newfoundland and Labrador.

4.4.2	Project Area

The Project is flanked to the north and east by Exempt Mineral Lands (EML). These are areas exempted from staking to protect local interests during final negotiation of the Labrador Inuit Land Claims Agreement (LILCA). The LILCA was ratified by parliament in May, 2005, and the Treaty was formally signed December 1, 2005. The treaty outlines the process in which EML lands were designated. Six months after the effective date of enactment (December 1, 2005), all EML on the Labrador Inuit Settlement Area (LISA) were rescinded. However, all EML on Labrador Inuit Land (LIL) will remain until a land use plan is completed by the new Nunatsiavut government. The Nunatsiavut government is currently in the process of developing mineral and land use polices from which the land use plan and environmental assessment act will be developed. This process may take a maximum of three years from March 2008, but may be addressed sooner by the Nunatsiavut Government.

The distinction between LISA and LIL lands for Project purposes is outlined in Figure 4-3.

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Figure 4-3: LISA and LIL Lands Map, Project Area

Note: LIL lands are shown as cross hatch, LISA lands are not shaded; areas in pink indicate Project tenure. Inda Trend includes the Gear, Nash and Inda deposits. Figure courtesy Fronteer.

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4.5	Royalties

Altius retains a 2% net smelter return (NSR) royalty on any precious and base metals production and a 2% net sales royalty from uranium produced from the Project.

4.6	Permits

4.6.1	Exploration

Work permits to conduct any type of exploration in Newfoundland and Labrador are a requirement, and must be obtained before work may begin. To obtain a permit, a process that may take three weeks to a month, an exploration program plan must be submitted to the Department of Natural Resources of the Newfoundland–Labrador Government for approval. Permits for exploration within the LIL also require approval from the Nunatsiavut Government.

Should any other permits or conditions be a requirement (such as to consult with the local native community, establish a fuel cache, etc.) these will be stated in the approval document.

4.6.2	Project Development

Environmental

The first step in obtaining a license for a uranium mine and mill is the preparation of an Environmental Assessment (EA) under the Canadian Environmental Assessment Act. The purpose of the Environmental Assessment is to evaluate the overall environmental acceptability of the proposed project to society at large and the local population in particular. Acceptability is judged upon the successful ability of the project to be constructed, operated and decommissioned without causing significant adverse environmental impacts that cannot be mitigated. The EA process is initiated with the submission of a project registration with the Canadian Environmental Assessment Agency (CEAA), within Environment Canada, and the Provincial Department of Environment and Conservation.

In context of the nature of the project and the complex governmental structure in this area of Labrador (e.g. the need to fully accommodate the involvement of various aboriginal groups, including the Nunatsiavut Government), it is considered likely that the Project will be referred to a review panel EA process. A review panel is a group of experts selected on the basis of their knowledge and expertise and appointed by the Minister of the Environment.

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Once the proposed project has been determined to be environmentally acceptable, the next step in the licensing process is to evaluate whether or not Fronteer has the capacity to carry out the project in a manner that is adequately protective of the environment and appropriately addresses worker and public health and safety. During the site development and construction licensing process, Fronteer will be required to submit a number of documents organized in a hierarchal structure that explain how the operation will be executed. After development of all of these elements, the site development and construction license application will be submitted to the Canadian Nuclear Safety Commission (CNSC) for review.

After the license documents have been found to be adequate and acceptable, the CNSC technical staff will then prepare a Commission Member Document (CMD), containing their recommendations to the Commission as to whether or not Fronteer should receive a license and, if so, any conditions that should be appended to it. Fronteer is also free to prepare its own presentation for public presentation to the Commission as to why it should be granted a license. The Commission will then hold a public review of the license submission, at which time the public, as well as the commission staff and Fronteer, will have the opportunity to make their presentations.

Immediately following the issuance of the site development and construction license, the Fronteer licensing team will begin preparing the necessary documentation to be submitted in support of their operating license. The same issues as those in the construction license will be addressed. However, the emphasis in this license will be on the operational aspects as opposed to the site development and construction aspects. The commission will then have a 45-day period in which to instruct the staff to prepare an operating license. The operating license will also have a number of “check points” at which a designated officer of the Commission must give written approval to proceed to the next stages. Check points would likely involve various commissioning activity checkpoints before scale up to full production is permitted.

Other Permits

Additional permits that may be required for Project development are summarized in Table 4-5 (Federal) and 4-6 (Provincial).

AMEC notes that a number of regulations are likely to govern product handling, shipping and transport. AMEC has not verified current legislative specifics that may govern the Project during development and operation. Such studies of currently applicable regulations are recommended at feasibility stage.

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Table 4-5: Anticipated Key Federal Permitting Requirements

Legislation	Application	Requirements	Administration
Fisheries Act: Metal	Any new mining venture in	Compliance at the final point of	Environment Canada administers monitoring
Mining Effluent	Canada	effluent discharge with limits for	requirements and has enforcement
Regulations (MMER)		arsenic, copper, cyanide, lead, nickel,	responsibility
		zinc, total suspended solids (TSS),	Department of Fisheries and Oceans reviews
		and acute lethality	and approves fish habitat compensation
		Use of a natural water body for	plans and is responsible for Schedule 2
		tailings disposal requires approval	regulation amendments
through inclusion of the water body in
Schedule 2 which requires an
amendment to the regulation
End of pipe and environmental effects
monitoring programs
Approval of a Fish Habitat
Compensation Plan for water bodies
listed in Schedule 2
Navigable Waters	Alteration of water bodies	Application for approval	Transport Canada
Protection Act	(includes ponds and
streams) considered to be
navigable.
Building dams associated
with preparing a pond for
tailings disposal would
require approval.

Source: Fisheries Act; Navigable Waters Protection Act (AMEC Interpretation)

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Table 4-6: Anticipated Key Provincial Permitting Requirements

Legislation	Application	Requirements	Administration
Water Resources Act:	Any activity that has	Similar to Federal MMER,	Department of Environment and Conservation,
Environmental	effluent discharge	compliance at the point of discharge	Pollution Prevention Division
Control Water and		into a water body for the same
Sewer Regulations		parameters, plus others not relevant
to mining. Provincial parameters do
not include acute lethality. Cyanide
and TSS standards also differ
Water Resources Act:	Any activity that results in	A permit is required under Section 48	Department of Environment and Conservation,
Alteration of a Body	stream or pond alteration	for stream or pond alterations	Water Resources Division
of Water

Environmental	Certificates of Approval (C	Newfoundland-Labrador	Department of Environment and Conservation,
Protection Act	of A). Authority for C of A	Environment department normally	Pollution Prevention Division
	requirements is cited in	provides a single C of A for a project
	Part XI of the Act.	including all areas of interest, such
as waste management and disposal,
open burning, noise, dust
suppression, effluent treatment, spill
prevention and containment, site
remediation, monitoring programs,
and non-conformance reporting
Mining Act	Any mining operations,	Submission and acceptance of a	Department of Natural Resources, Mines
	unless exempted by the	development plan	Branch
	Minister as a small	Mill licence
	operation	Submission and acceptance of
rehabilitation and closure plans
Provision and acceptance of financial
assurance for rehabilitation and
closure

Source: Mining Act, 1999; Water Resources Act, 2004; Environmental Protection Act, 2006 (AMEC interpretation)

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During 2008, the Nunatsiavut Government imposed a three-year moratorium on working, production, mining and development of uranium on properties located within the LIL. As part of the moratorium, the issue must be revisited after March 31, 2011. For the duration of the moratorium, uranium exploration can continue to be undertaken, as can development-level studies.

4.7	Environment

4.7.1	2005 Site Assessment

In 2005, Sikumiut Environmental Management Ltd. was contracted to complete a literature review of historic biophysical data for the Postville–Makkovik area. The compiled information was used as reference material for a 2005 environmental site assessment undertaken by Earth Tech Inc (Earth Tech).

Earth Tech’s field observations indicated that the camp site, lagoon, former adit and all former mine access roads were clean and free of significant amounts of waste materials and deleterious substances. Soil and water samples were collected from a number of areas to determine background and current conditions. A scintillometer survey of the waste rock piles was conducted.

4.7.2	2008 Rehabilitation and Program Bonds

Fronteer has confirmed to AMEC that Fronteer is not liable for any work conducted by prior exploration companies. During 2008, Fronteer carried out a goodwill gesture cleanup program to remove refuse and fuel drums left behind by Brinex in the 1970s that was located on mineral claims held by Fronteer.

A total $C181,700 has been submitted to the Provincial and Nunatsiavut Governments for rehabilitation of Fronteer’s mineral exploration sites.

4.7.3	Preliminary Environmental Impact Assessment

The scope for environmental studies is normally developed by government agencies in the early stages of the establishment of the environmental impact assessment (EIA) process. Should the EIA include a panel hearing, the review panel would also have input to the scoping exercise. While the Fronteer baseline studies have precluded the scoping exercise, the baseline work completed to date should form the major share of the studies needed. It is possible that additional studies could be required based on the findings of the EIA and the recommendations of a review panel.

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The PA considered the potentially significant environmental effects associated with the development, operational, decommissioning, and post-decommissioning phases of the project based upon the project concept presented in this report.

No immediate fatal flaws related to environmental issues were identified in the assessment of potential environmental effects and no significantly adverse environmental effects were identified that could not be successfully mitigated with the proper engineering design and operational controls. Key areas include:

•

Acid rock drainage from mine waste rock does not appear to be an area of concern based on the preliminary information available. Additional testing is required to confirm these findings and to determine if leaching of residual metals or radionuclides, such as uranium, may occur. An evaluation of engineering design alternatives is also recommended with respect to collection and treatment of waste rock leachate water or other mitigation technologies.

•	There is a risk that storing all tailings above grade may not be acceptable to the stakeholders and regulators.

AMEC recommends that the final project design and schedule take into account the seasonal migration and critical habitats of wildlife and fish species found in the area. The degree to which this will need to be done will not be known until sufficient environmental baseline data have been collected and the analyses completed as part of the Environmental Assessment (EA) process.

The scope of the environmental studies for the project will be defined in an EA scoping document that will be prepared by regulatory authorities, possibly including the Review Panel, following public hearings. Additional environmental study requirements and time requirements may be indicated in that document, as described in following section on EA and licensing process.

4.8	Preliminary Decommissioning Plan

Fronteer will be required by the CNSC to submit a conceptual Preliminary Decommissioning Plan (PDP) as part of the EA to demonstrate that the mine–mill facilities can be practically and safely decommissioned using available technology. The license application for site development and construction will have to have a proposed “preliminary” decommissioning plan included as part of the documentation that details the major work packages and sub-packages showing specific activities to be undertaken. Decommissioning costs are estimated at $C92 M, and have ±50% accuracy.

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The costs presented in the PDP will form the basis of the decommissioning bond that will have to be posted by Fronteer prior to issuing the first license. During the operational period, Fronteer may elect to decommission parts of the facility that no longer serve an active use. As decommissioning liabilities are reduced during the operational period, the amount of the bond may be renegotiated.

4.9	Heritage

The Labrador Inuit Association requested in 2005 that a Historic Resources Overview Assessment (Stage 1) be undertaken on the Michelin, Otter Lake, and Jacques Lake drill target areas. No historic resources were found to be at risk in the immediate proximity of the proposed drill locations.

4.10	Socio-Economics

The Michelin and Jacques Lake Mine sites are located, respectively, 38 km and 24 km southwest of Postville, 76 km and 50 km southwest of Makkovik, 118 km and 138 km north of North West River and approximately 146 km and 166 km north of Happy Valley–Goose Bay.

The deposits fall within lands traditionally utilized by people from Postville and Makkovik. Although these two communities are the closest to the proposed development at Michelin and Jacques Lakes, other communities such as Nain, North West River, Hopedale, Rigolet, Shetshatshiu, Natuashish and Happy Valley–Goose Bay will also be affected by the development and will be included in the community consultation efforts undertaken by Fronteer.

To date, Fronteer conducted numerous Open Houses and meetings with representatives from the communities of Makkovik, and Postville, the Nunatsiavut Government and the Innu Nation. In 2005–2006, the community meetings focused on the exploration work. Discussion of mining and the potential impacts of a mine and infrastructure have been very general to date. In addition, several site visits for community members as well as radiological training programs for workers have been conducted.

4.11	Comments on Section 4

Mining tenure held by Fronteer in the area for which mineral resources are estimated is valid.

Project No.: 162641	Page 4-21
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Surface rights negotiations will be required to support mining operations in the proposed mining area. Negotiations will be required for surface rights for additional lands including road rights-of-way, and port facilities.

Current permits have allowed exploration and associated supporting testwork to be conducted under appropriate Provincial and Federal laws. Additional permits are required for Project development.

Present environmental liabilities are believed to be limited to the exploration camps. Environmental permits for Project development have to be secured. This process will determine the precise number of management plans required to address all aspects of the Project to ensure compliance with environmental design and permit criteria.

Project No.: 162641	Page 4-22
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Currently there is no road access into the Project. Typically access to exploration areas has been by helicopter.

Air access is by fixed wing aircraft from Happy Valley–Goose Bay to Postville, and then by a 15-minute helicopter trip to the exploration camp site.

Float plane and boat access were used for some areas where temporary camps were established to support major drilling programs. Various snow machines provide for efficient travel during winter.

5.2	Climate

The climate of Labrador is more Arctic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold, lasting almost eight months with normal daytime temperatures for January between -10ºC and -15ºC and annual snowfalls to 400 mm annually. The summer season is brief and cool along the coast with July average temperatures between 8ºC to 10ºC (with rare hot spells bringing temperatures as high as 35ºC) and average precipitation ranging to 200 mm.

Break-up or freeze-up conditions may affect exploration activities. Fronteer expects that any future mining activity (both open pit and underground) will be conducted year round.

5.3	Local Resources

Local infrastructure is limited at the two settlements of Postville and Makkovik. Limited supplies could be sourced from these towns. All major items and equipment would have to be brought into the Project area. Labour is available in the area.

Project No.: 162641	Page 5-1
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

5.4	Infrastructure

5.4.1	Existing Local Infrastructure

Infrastructure currently on site is restricted to the exploration camp. Electrical power for local operations is obtained from diesel generators. Industrial and potable water is drawn from wells.

Goose Bay airport is located within the confines of Canadian Forces Base (CFB) Goose Bay and has full commercial capability. The main runway, 08-26, is 3,367 m long x 64 m wide, and the alternate runway, 16-34, is 2,920 m long x 61 m wide. The airfield at Postville is a 760 m (2,500 ft) gravel-surfaced runway, and supports aircraft the size of Twin Otters.

Goose Bay can be accessed by vehicle on an all-weather road from Goose Bay to the Quebec–Labrador border, and thence through Quebec to Baie Comeau on the north shore of the St. Lawrence River. The total distance to Montreal is approximately 3,600 km.

A 30 km paved road runs from Goose Bay to North West River. North West River is 118 km from the Michelin site.

A 12 km long forest access road extends from Postville towards the Michelin site.

Phase III of the Labrador Highway is presently under construction. This road, scheduled to be complete in late 2009, will connect Happy Valley–Goose Bay to Blanc Sablon, Quebec, which is a terminal for the ferry to St. Barbe on the northern peninsula of Newfoundland. This ferry operates for approximately nine months of the year.

Port facilities are available at Goose Bay, located at the extreme western end of Lake Melville. The main dock is about 240 m long, and there is a small wooden pier, approximately 50 m long. The port has an adjacent transit shed and areas for temporary storage of materials.

Postville has a marginal wharf and a separate wharf with a ramp for the operation of roll-on roll-off vessels. There is no transit shed or staging area near the wharf. The port facilities are primarily designed for coastal vessels servicing the community. A coastal supply-ferry boat service owned by Woodwards, Happy Valley–Goose Bay, operates bi-weekly during ice-free periods (June to October) up and down the coast as far north as Nain to as far south as Lewisporte, Newfoundland.

Project No.: 162641	Page 5-2
October 2009

Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

5.4.2	Proposed Infrastructure

Access and Transport

It is assumed that access for construction of the mine/mill site will be gained by constructing an access road from Postville. Should the construction of a road from Postville be precluded, the fall back case will be to construct a temporary dock at Three Rapids on the opposite side of the harbour from Postville, and an access road to site from that location. A road is planned to access the Jacques Lake site from the Michelin site (Figure 5-1).

A new port facility will be developed near Postville for the receipt, storage, and transhipment of bulk materials. This development will include a marginal wharf, cement silos, fuel storage, bulk storage areas, and a port building with offices, amenities, and lunchroom. A lime kiln will also be constructed at the new port.

Fine limestone, coarse limestone, sulphur prills, fuel, and cement will be delivered by dedicated ship to the new port facility near Postville, temporarily stockpiled or stored, and then trucked to site. Other freight and supplies will be trucked from Goose Bay to site.

Deliveries of fuel can be carried out from June 15 at the earliest to December 1 each year, at the latest. This necessitates the provision of a tank farm with fuel storage capacity for seven months operation, approximately 160,000 barrels.

Loads of U3O8 will be shipped by back-haul to Goose Bay by truck. From Goose Bay, the material will be shipped by truck to Montreal, and from there by train or ship to the applicable refinery.

Staff and workers will be transported by bus to and from Happy Valley–Goose Bay, and from Postville. Workers from other coastal Labrador communities, from the Island of Newfoundland, or elsewhere, will be mobilized to either Postville or Happy Valley– Goose Bay by air for furtherance to site by bus.

Power

The preferred option for power supply is by connection to the Newfoundland and Labrador Hydro Grid at Happy Valley–Goose Bay.

Project No.: 162641	Page 5-3
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 5-1: Proposed Access Routes and Power Supply Route

N
Labrador Sea
Makkovik
Kaipokok Bay
Postville
Mineral Property
Jacques Lake Deposit
Michelin Deposit
Michikamau Lake
Nipishish Lake
Proposed Access Routes
and Power Supply Route
Lake Melville
North West River
Happy Valley - Goose bay
aurora
energy to change the world
Figure 5.1
Proposed Access Routes
and Power Supply Route
Date: 10/13/2009
Projection: NAD 1983 UTM Zone 20N
Author: JSA
Office: St. John's
Scale: 1:1,000,000
0 20 km

Note: Figure courtesy Fronteer

Project No.: 162641	Page 5-4
October 2009

Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Site Infrastructure

To support Project development, the following infrastructure would be required:

•

Mine services building incorporating a maintenance section (wash bays, repair bays, welding and electrical shop, crib room) and a two-storey office block (mine support offices, dry and ablution areas, first aid and safety, vault)

•	Warehouse (general freight and consumable)

•	Mill (process facilities, bucking room, laboratory, workshop, offices, dry and ablution facilities)

•	Accommodation facilities for 400 persons

•	Administration building

•	Security building.

A proposed layout plan for Michelin is included as Figure 5-2.

At Jacques Lake, the conceptual infrastructure comprises:

•	Mine Service Building

•	Mine Dry and Ablution.

At the Postville Port area, to be developed, planned infrastructure includes a port building and cement silos. A warehouse will also be required at Happy Valley–Goose Bay.

Water

The total mill process water requirements are approximately 12,000 m3/d. During normal operations, a substantial portion of this requirement may be obtained from contained site runoff, mine water, and the recycling of tailings decant water. Make-up water for process and fire protection water will be supplied from Witch Doctor Lake. Water quality of Witch Doctor Lake will have to be investigated; however, large lakes tend to produce better-quality water, especially during the late spring when the lake water tends to turn over.

In the conceptual mine plan, potable water is assumed to be drawn from the make-up waterline prior to the point where the make-up water enters the process.

A generic system has been conceived and budgeted to provide potable water for approximately 30 persons from one of the nearby ponds in the Jacques Lake area.

Project No.: 162641	Page 5-5
October 2009

Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 5-2: Proposed Michelin Site Layout

Note: Figure courtesy Fronteer, sourced from SNC Lavalin, 2007

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October 2009

Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

As the Jacques Lake mine is presently expected to have a short mine life, this system will involve small package units to pump and treat potable water. Sufficient capacity will be provided in this line for fire protection.

Waste

Domestic sewage, exclusive of grey water from dry and ablution facilities and equipment wash water, will be piped to a sewage treatment plant at Michelin. A small package treatment plant will be provided for domestic sewage at the Jacques Lake site. Prior to discharge, all effluent would be treated to meet specified water discharge guidelines.

An incinerator will be provided for solid wastes from both the Michelin and Jacques Lake sites. The residue from incineration will be contained and trucked to an approved landfill either at Postville or at Happy Valley–Goose Bay.

Waste oil and other liquid wastes will be contained. Their disposal will be contracted to an approved treatment contractor.

5.5	Physiography

The Project is located in a remote area that has generally moderate to gently-rolling relief ranging to about 700 m above sea level. Bedrock is exposed as northeasterly- trending ridges with intervening marsh. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages. Most of the terrain is covered by sheets of glacial boulders.

Numerous lakes and sparse coniferous forest cover, consisting of black spruce, balsam fir, and tamarack are most typical of the Project. A large portion of the project area immediately east of Kaipokok Bay was devastated by a forest fire in 1966 and has experienced little re-vegetation.

Wildlife in the area includes wolves, foxes, bears and various species of birds.

5.6	Comment on Section 5

Current access methods support exploration-level work programs. Additional access will need to be constructed to support any mining operations.

Project No.: 162641	Page 5-7
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Project development plans have considered the availability of staff, power, water, infrastructure and communications facilities to suit a scoping-level of planned development requirements.

There is sufficient area within the Project to host the proposed open pit and underground mining operations, including process facilities, waste dumps, and tailings.

Project No.: 162641	Page 5-8
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

6.0	HISTORY

British Newfoundland Exploration Limited (Brinex), a subsidiary of British Newfoundland Corporation Limited (Brinco), was granted an exploration concession in the Makkovik–Kaipokok Bay area in 1955, following the discovery of encouraging signs of copper, molybdenum, and uranium mineralization by prospectors.

The first significant uranium showing was discovered in 1956. A program of drilling and underground development by means of adit construction was started on the Kitts deposit in 1957. The project was suspended in 1958, however, as the development was too late to qualify for supply contracts with the Atomic Energy Commission of Canada.

No additional exploration was performed until 1966 when Brinex and Metallgesellschaft A.G. formed a joint venture agreement on part A of the lease area containing the Kitts deposit. Metallgesellschaft A.G. subsequently transferred its interest to Urangesellshaft Canada Limited. Exploration under this agreement resulted in the discovery of the Michelin deposit in 1968 as well as the Gear, Inda and Nash prospects between 1968 and 1969. All of these resulted from ground follow-up of radioactivity detected by airborne gamma-ray spectrometer surveys flown by Barringer Research in 1967.

Additional joint venture agreements were made with Urangesellshaft Canada Limited to include part B of a Statutory Agreement obtained by Brinex in 1970. In addition to property-scale exploration of the Kitts and Michelin deposits, extensive exploration of other radiometric anomalies was carried out during the 1970s.

Brinex completed approximately 32,480 m of diamond drilling in 290 drill holes at the Michelin deposit. This included approximately 30,720 m of diamond drilling in 235 surface drill holes and approximately 1,760 m of diamond drilling in 56 underground drill holes. In addition, Brinex drove a decline of about 580 m in length, and completed other underground workings to access the mineralized zones at depth and for bulk sampling.

In early 1976, Brinex retained Kilborn Engineering (Kilborn) to prepare a preliminary engineering, capital cost, and operating cost report for its proposed Kitts–Michelin project. Kilborn considered three separate concepts to develop the two deposits. In August 1976, Brinex again retained Kilborn for a detailed feasibility study on the Kitts– Michelin project based on the results of the earlier report (Brinex, 1979). As part of the study, mineral resources and mineral reserves were estimated. These estimates have been superseded due to additional, more recent, drilling and exploration data being available for the deposits.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

In 1977, Bechtel and Company (Ontario) Limited (Bechtel) performed a detailed review of the Kilborn feasibility study and concluded that production cost would be too high for the development of the Michelin deposit. Bechtel retained Behre-Dolbear, a geological consulting company, to review the mineral reserves estimated by Kilborn. Behre-Dolbear concluded that the average grade of the Michelin resources may have been overestimated by as much as 5.5% (Bechtel, 1977).

In 1979, Brinex reviewed the technical data on the Kitts and Michelin deposits, and concluded that Michelin could be developed as an open pit mine in view of the improved market for uranium at the time (Brinex, 1979). The deposit, however, was not developed and the project was put aside for additional study.

In 1980, Derry, Michener and Booth performed a detailed review of the drill results on behalf of Brinex, and completed a mineral resource estimate.

Due to the drastic decline in the price of uranium in the 1980s, Brinex did not undertake any additional work. Brinex relinquished the exploration concession in 1980. Brinex retained mining leases over the Inda, Nash, and Rainbow deposits until July 1992, and mining leases over the Michelin and Kitts deposits until April 1994.

The Government of Newfoundland and Labrador compiled mineral resource estimates sourced from non-public domain historic work programs that contained reports and references dated between 1967 and 1984 for the Rainbow, Gear, Inda and Nash deposits. These estimates have been superseded due to additional, more recent drilling and exploration data being available for the deposits.

Remediation of the Kitts and Michelin exploration sites was subsequently completed by the Provincial Government in 1992.

The ground remained open for the next ten years until the formation of the Fronteer–Altius Alliance in 2003 and re-evaluation of the district for Cu–Au–U targets.

Work completed by Fronteer on the Project is summarized in the remaining sections of this Report.

Project No.: 162641	Page 6-2
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

Information in this sub-section is adapted from Gower et al., (1990), Swinden et al., (1991), and Ketchum et al., (2002).

The Central Mineral Belt refers to an area of Archaean to Mesoproterozoic crust, which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The belt exceeds 250 km in length. The Central Mineral Belt contains a variety of mineral deposit types across a series of six Proterozoic supracrustal sequences, intrusive suites of various ages, and adjacent Archaean rocks, including the Core Zone of the Churchill Province, the Hopedale Block of the Nain Province, the Kaipokok, Aillik, and Cape Harrison domains of the Makkovik Province, and the Grenville Front tectonic zone (Corriveau, 2008).

The mineral belt displays a spatial association with the Kaipokok Bay shear zone, a crustal-scale fault and domain boundary. This crustal-scale structure occurs next to the amalgamated Superior and Nain Archaean cratons and the intervening Archaean domains of the New Québec orogen. Along the southeastern margin of this craton, calc-alkaline magmatism was generated in a continental magmatic arc between 1,895 and 1,870 Ma. This was followed by the development of an 1,860–1,850 Ma successor rifted or back-arc volcano–sedimentary basin hosting voluminous felsic A- type melts of the Aillik Group. Between 1,815 Ma and 1,780 Ma, the area was subjected to transpression at amphibolite-facies. A subsequent period of transpression, this time at greenschist facies, was accompanied with the emplacement of A-type granitoids between 1,740 Ma and 1,710 Ma.

Figure 7-1 presents the regional geology of the Project. The geological key is included as Figure 7-2.

7.2	Project Geology

The Project is located within the Aillik domain of the Makkovik Province. The Kaipokok shear zone, which defines the boundary between the Kaipokok and Aillik domains, also marks the southern limit of Archaean crust in the Makkovik Province.

Project No.: 162641	Page 7-1
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-1: Regional Geology Map

290,000 mE
300,000 mE
310,000 mE
320,000 mE
330,000 mE
340,000 mE
350,000 mE
6,090,000 mN
6,080,000 mN
6,070,000 mN
6,060,000 mN
6,050,000 mN
N
Postville
Gear
Inda
Nash
Jacques Lake
Gayle
Kathi
Burnt Brook
Melody Hill
Aurora River
White Bear
Otter Lake
Michelin Main
Rainbow
aurora
aurora energy resources inc.
Figure: 7.1
Datum: NAD83 Z21
Date: Oct 13/09
Author: CRB
Scale: 1:250 000
Modified by: TAT
0 5 10
Kilometres

Note: thick red line represents mineral tenure boundary, stars indicate deposits or prospects, except in the case of Postville, which is a township. Figure courtesy Fronteer.

Project No.: 162641	Page 7-2
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-2: Legend to Accompany Figure 7-1

Note: Figure courtesy Fronteer

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

The Aillik domain is underlain by strata of the Palaeoproterozoic Post Hill and Aillik Groups as well as extensive granitoid terrain comprising several intrusive suites. The stratigraphy of the Post Hill and Aillik Groups and the distribution of intrusive suites within the Aillik domain are not well defined.

The Post Hill Group is an approximately 2,700 m thick sequence of metamorphosed, siliceous, clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archaean gneiss. The Post Hill Group occurs as highly-strained amphibolites and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group.

The Aillik Group is composed of a 5,000 m thick succession of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusive and diabase dykes. A lower, dominantly metasedimentary, section and an upper, dominantly fragmental, felsic volcanic section have been recognised. The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences. Within the project area, rocks of the Aillik Group are commonly represented by laminated feldspar– quartz–magnetite-bearing metavolcanic lithologies.

Mineralization on the Project is predominantly hosted by Palaeoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by a number of uranium deposits, prospects, and showings. The uranium mineralization is typically hosted within strongly-foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite, actinolite, calcite, and minor pyrite veining, and strong to intense shearing, and pervasive hematite alteration (± magnetite).

7.3	Deposits

The location of the major deposits and prospects are shown in Figure 7-3. Six deposits have mineral resource estimates: Michelin, Jacques Lake, Rainbow, Inda, Gear and Nash; however, only Michelin and Jacques Lake support the PA.

7.3.1	Michelin

The Michelin deposit is located in the southwest portion of the Project. When projected to surface, the deposit dimensions are approximately 1,950 m in length, and about 375 m wide. It has been drilled to a depth of 1,050 m. The deposit ranges in thickness from 5 m to 55 m, and has an approximate dip of 55º to the southeast. It remains open down dip, and along strike.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-3: Deposit and Prospect Location Map

Note: Figure courtesy Fronteer. The map shows radiometric highs at the deposits and prospects as ranges from moderate (yellow) to high (red).

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

The deposit is underlain by metamorphosed felsic volcanics and minor foliated intrusive rocks, both of which are cut by granitoid intrusives and mafic dykes. The rocks are metamorphosed to upper greenschist facies, with chlorite, biotite, hornblende, actinolite, and epidote as stable mineral assemblages. Felsic volcanic rocks comprise a finely porphyritic sequence intercalated with thin, coarsely porphyritic units, which appear to have been deposited as subaerial ash to lapilli tuffs, with variable lithic, crystal and vitric components. The volcanic rocks can show complete recrystallization of the quartzo–feldspathic groundmass and are strongly deformed and foliated, although primary volcanic textures have been observed.

Uranium mineralization in the Michelin drill holes is strongly associated with intense, pervasive albitization and hematite alteration, an increase in actinolite, pyroxene and calcite, and de-silicification in strongly foliated felsic metavolcanic rocks. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and, more locally, pyrite.

The most consistently mineralized material occurs within a 65 m thick interval that contains as many as three higher-grade sub-intervals, ranging in width from 5 m to 20 m, separated by lower-grade or essentially un-mineralized material. Uranium normally occurs as microscopic disseminations of uraninite associated with strong hematization. Uraninite grains, 5 µm to 10 µm in diameter, form aggregates along the quartz and/or hornblende streaks or layers.

A drill section through the Michelin deposit is presented in Figure 7-4. The section is included to illustrate the typical deposit geology, orientation of the drill traces to the lithological units, and depicts, using histograms for U3O8, areas of higher and lower grade mineralization encountered in the core holes. Higher grade areas are indicated by longer histogram traces. Figure 7-5 presents a long-section through the deposit depicting mineralization expressed as grade–thickness contours. Higher U3O8 grade– thicknesses display as red to orange “bulls-eyes” on the section.

7.3.2	Jacques Lake

The Jacques Lake deposit (formerly known as the McLean Lake target) lies within the east central portion of the Project. The deposit is approximately 1,100 m long, about 375 m wide, and has been drilled to a depth of 600 m. Mineralization thicknesses range from 5 m to 60 m, and dip at 65º. The deposit is open down dip, and along strike.

Uranium mineralization at Jacques Lake is hosted within a package of magnetite- bearing intermediate volcanic rocks (trachyandesites) of the Aillik Group, which are variably hematized and albitized.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-4: Michelin Deposit Cross Section

400 m
200 m
0m
-200m
M79-264
30.48m
M79-231
45.72m
M76-180
81.08m
M76-179
121.01m
M76-143
195.07m
M76-146
216.7m
M76-141
207.26m
M76-135
246.41m
M06-11
426.65m
M05-02C
460.55m
M06-13
459.64m
M06-19
576.51m
M06-21
581.86m
Lithology Legend
Finely Porphyritic Felsic Metavolcanics
Coarsely Porphyritic Felsic Metavolcanics
Distinct Unit of Coarsely Porphyritic Felsic Metavolcanics
Granodiorite
aurora
DDH Section 9+40W
Michelin Main Property
Central Mineral Belt
Labrador
January 19, 2007
0
25
50
100
metres

Note: Figure courtesy Fronteer. Intensity of uranium values are indicated on the drill traces by the length of the histograms (brown).

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-5: Long Section through Michelin Deposit Showing Grade–Thickness Contours

200m
0m
-200m
-400m
-1400mN
-1200mN
-1000mN
-800mN
-600mN
Legend
Drill Holes
Aurora Energy Resources Inc.
Date: 23/1/2009
Author: Barrett
Office: St. John's
Drawing:
Michelin Deposit
Long Section
Projection: Non-Earth (meters)
0
200

Note: Figure courtesy Fronteer. Colours on image are % U3O8 by length, with blue areas representinglower grade x thickness intercepts and yellow to red areas indicative of greater grade x thickness intercepts.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

This unit is variably pervasively hematite-altered, with strong magnetite + actinolite + calcite veining. Anomalous intersections are generally broad and generally in excess of 10 m. High-grade values are generally discrete, with down-hole lengths of 20 cm maximum. Similarities with Michelin mineralization include variable hematite alteration within a strongly sheared host rock. However, the intensity of magnetite and calcite veining is much higher at Jacques Lake. The overall SiO2 content in whole-rock geochemistry is significantly lower.

Mineralization can be correlated with an increase in both magnetite and hematite content. Mineralized zones are interpreted to have undergone multiple folding events, and to be plunging to the south. The hanging wall to the deposit consists of a poorly- sorted heterolithic conglomerate. Clasts of albitized intermediate volcanic rocks have been observed within the conglomerate. The footwall to the deposit is dominantly a granite pluton related to the Trans-Labrador batholith.

The deposit area is cut by a series of mafic intrusive bodies, which crosscut the mineralized zones and vary from non-foliated to being strongly foliated. Figure 7-6 is a cross section showing drill traces plotted on the deposit geology and an outline of the mineralized zones encountered by drilling. Figure 7-7 is an example of a grade– thickness plot for selected drill holes in the deposit. Higher U3O8 grade–thicknesses display as red to orange “bulls-eyes” on the section.

7.3.3	Rainbow

Rainbow, located in the southwest portion of the Project, occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccia. Mineralization with an average grade of 0.15% U3O8 occurs over a strike length of 400 m and widths up to 50 m. The deposit ranges in thickness from 20 m to 30 m, and dips at about 70º. It remains open down dip and along strike.

Mineralization is commonly hosted in felsic metavolcanic rocks and is associated with veinlets of fine-grained mafic minerals such as chlorite and biotite. An extensive chlorite–biotite-rich metamorphosed mafic intrusion has been intersected in many of the holes and appears to truncate the mineralized zone. Fronteer has postulated that mineralization would continue below the mafic intrusion but this has yet to be tested. The intrusion is underlain by silicified and hematized felsic metavolcanic and not the typical host rock of Rainbow mineralization.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 7-6: Cross Section, Jacques Lake Deposit

Note: Figure courtesy Fronteer. The term “ore zones” is used to indicate areas of U3O8 mineralization above a grade of 0.03% U3O8 encountered in drill holes and does not imply that mineral reserves have been estimated. The length of the red histograms on the down hole drill traces indicate uranium grades; the longer the histogram, the higher the grade.

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Figure 7-7: Grade–Thickness Plot, Jacques Lake

Note: Figure courtesy Fronteer. Colours on image are % U3O8 by length, with blue areas representing lower grade x thickness intercepts and orange to red areas indicative of greater grade x thickness intercepts.

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A cross-section through the Rainbow deposit is included as Figure 7-8. The section is included to illustrate the typical deposit geology, orientation of the drill traces to the lithological units, and depicts, using histograms for U3O8, areas of higher and lower grade mineralization encountered in the core holes. Higher grade areas are indicated by longer histograms.

7.3.4	Gear

The Gear deposit lies on the southeastern limb of a doubly-plunging, regional-scale antiform. Stratigraphy is folded both in plan and in section and at least two fold generations have been mapped in surface outcrops. The dominant foliation is sub- parallel to bedding that is tightly and parasitically folded.

Mineralization has been detected within the sheared metasedimentary rocks over a strike length of 120 m and outlined to a depth of 70 m.

Mineralized zones are cut by biotite ± carbonate veinlets, and accompanied by occasional hematite ± magnetite alteration, and pervasive chlorite ± actinolite ± epidote alteration. Sulphides, mainly pyrrhotite, with chalcopyrite and pyrite, occur as stringers, disseminations, and as massive fracture fill.

At least three to four types of intrusives have been noted at Gear. These consist of felsic aplitic dykes (which may have been confused with meta-sandstones–quartzites previously) and dykelets. Intermediate to mafic dykes include foliated pre- to syn- kinematic intermediate bodies and unfoliated, post-kinematic diorite dykes. Minor diorite dykes with feldspar phenocrysts were also intersected in drill core. Chilled margins are common and many dykes appear to have intruded along faults.

A drill section from the Gear deposit is included as Figure 7-9. The section displays the deposit geology, typical drill hole orientations, and uranium-grade histograms.

7.3.5	Inda

The gross structure at Inda consists of a doubly-plunging anticline with the Inda deposit located on the southeastern limb of the southwest-plunging hinge line. The orientation of stratigraphy varies from moderate (southeast) dipping to vertical in the central part of the prospect.

Mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 km between Inda and Knife Lakes. The main or footwall lens has an average width of 2.44 m and strike length of 640 m.

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Figure 7-8: Cross-section, Rainbow

Note: Figure courtesy Fronteer. Red histograms on the drill traces display uranium grade values; the longer the histogram, the higher the grade.

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Figure 7-9: Cross Section, Gear Deposit

Note: Figure courtesy Fronteer. The pink zone on the right is Aillik Group, light green and brown colours indicate rock types of the Post Hill Group. The darkest green colour indicates a flat-lying dyke. The red zone is the interpreted (uranium) mineralized zone. For scale, gridlines on the vertical axis are spaced at 50 m. Uranium grade values are shown as purple histograms on the drill traces. Higher grades are indicated by longer histograms.

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Uranium-mineralized intervals in the Inda core are characterized by a highly strained, aphanitic, felsic metavolcanic (possibly metasedimentary) rock, which contained abundant actinolite + calcite + chlorite ± pyrite veining (locally as stockworks). The unit is pervasively hematized and strongly magnetic.

In addition to the elevated uranium values returned at Inda, appreciable copper and silver results were returned from a number of drill holes and were associated with chalcopyrite, pyrite, and pyrrhotite.

Figure 7-10 is a section through the Inda deposit that illustrates the drill orientations, and sub-surface geology. The section also shows the interpreted outline of >0.03% U3O8 mineralization encountered by drilling.

7.3.6	Nash

The Nash deposit comprises three zones of mineralization within a shear zone developed in Post Hill Group rocks. Mineralization is associated with an oval-shaped U/Th radiometric anomaly 0.7 km by 0.3 km in diameter; with a dip of 60º east and average width of 1.85 m were reported for the zone.

As with Inda and Gear, the Nash deposit is located on the southeastern limb of a regional scale, doubly-plunging antiform. The lithology at Nash consists of Aillik Group quartz–feldspar porphyry, marble and banded metasedimentary rocks, unconformably overlying Post Hill Group mafic metasedimentary rocks and amphibolites. Mafic and intermediate dykes are found throughout the Aillik and Post Hill Group lithologies.

Mineralization at Nash is hosted within the Post Hill Group mafic metasedimentary rocks. Patchy magnetic mineral and albite alteration are present with mineralization, as well as abundant chlorite–amphibole stringers, and biotite–calcite stringers. Elevated Cu and Ag values can occur with U mineralization. Figure 7-11 is a section through the deposit.

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Figure 7-10: Cross Section, Inda

Note: Figure courtesy Fronteer. Use of the term “orebody” on the plan does not refer to mineral reserves, but to the outline of mineralization that is >0.03% U3O8. Histograms indicated in purple on the left side of the drill traces indicate uranium grades; elevated grades are shown as longer histograms. Geology is coded using the key included as Figure 7-2.

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Figure 7-11: Cross Section, Nash

N69-026
63.41m
N69-028
63.41m
50m
mafic
meta-
sediments
0.11% / 4.0m
incl. 0.34% / 1.0m
N07-005
263m
0.08% / 9.5m
N69-045
278.35m
50m
100m
150m
200m
250m
300m
350m
amphibolite / meta-basalt
0.08% / 1.0m
0.08% / 4.0m
0.11% / 1.0m
N07-006
419m
psammites and semi-petite
Marble
qz-fspar porphyry
Aurora Energy Resources Inc.
Date: 18/1/2007
Author: ECL
Office: Vancouver
Drawing:
Property Nash
X Section N07-005 & 006
NAD83 UTM Zone 21
Projection: Non-Earth (meters)

Note: figure courtesy Fronteer. Histograms indicated in red on the left side of the drill traces indicate uranium grades; elevated grades are shown as longer histograms. Geology is coded using the key in Figure 7-2.

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7.4	Prospects

7.4.1	Michelin East

Ground work by Brinex resulted in the discovery of the Chitra, Mikey Lake, and Running Rabbit prospects (zones) and follow-up drilling partially tested these zones as well as a number of radiometric anomalies.

Mineralization is contained within a sequence of buff to grey felsic volcanic rocks that resemble ash-fall tuffs.

7.4.2	Aurora Corridor

The Aurora Corridor target lies within the east central portion of the Project near Jacques Lake, approximately 10 km to the southwest of the main Jacques Lake deposit. The Aurora Corridor target was originally discovered and explored by Brinex during the period 1979–1981. Within the Corridor area are the Gayle, Kathi, Burnt Brook, and Aurora West prospects. Outcrop exposure is minimal in this area due to extensive bogs and vegetation cover, making it difficult to discern the extent of mineralized zones. Where visible, uraniferous outcrops are hosted within a series of metamorphosed and deformed felsic tuffs within the Aurora River Shear Zone, an east–west oriented shear zone located on the south side of Jacques Lake.

7.4.3	Otter Lake (Emben)

The Otter Lake prospect lies within the southeast portion of the Project, immediately west of Otter Lake. Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the southeast side of the Burnt Lake granite intrusive.

7.4.4	White Bear Lake (Burnt Lake)

The White Bear Lake prospect lies within the central portion of the Project on the northern shore of White Bear Lake (formerly Burnt Lake) and consists of the North East Showing, the North Showing, the South Showing and the Northwest Showing.

Mineralization occurs in discreet steeply-dipping bodies, similar in orientation to the Michelin deposit within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive.

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7.4.5	Melody Hill and Melody Hill West (Melody Lake)

A northeasterly-trending zone of weak radioactivity, 8 km x 1 km in size, straddles Melody Lake in the west–central portion of the Project. Within this zone, a 1 km dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 km northeast of Melody Lake. The source of the high-grade boulders has yet to be determined due to multiple ice movements and is currently postulated to lie immediately north-east of Melody Lake or possibly under the lake itself.

7.5	Comment on Section 7

In the opinion of the QPs, understanding of the geological settings, lithologies, and structural and alteration controls on mineralization for the Michelin, Rainbow, Jacques Lake, Inda, Gear, and Nash deposits is sufficient to support Mineral Resource estimation.

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8.0	DEPOSIT TYPES

The deposits within the Project can be broadly classed as volcanic-hosted uranium deposits. The Nuclear Energy Agency (2006) notes that such deposits are typically hosted in felsic to intermediate volcanic rocks and intercalated clastic sedimentary rocks. Mineralization can occur as either structurally-controlled veins and breccias that are discordant to stratigraphy, or, less commonly, as stratabound mineralization either in extrusive rocks or permeable sedimentary facies. Mineralization can occur at several stratigraphic levels in the volcanic and sedimentary rocks.

Mineralization can be magmatic-derived, or secondary, sourced by leaching, remobilization and re-precipitation. The principal uranium mineral in volcanic-hosted deposits is pitchblende, ± molybdenite and fluorite.

Key deposits or districts that are typical of volcanic-hosted uranium deposits are Streltsovskoye, Russia, Dornod, Mongolia, and McDermitt, Nevada (Nuclear Energy Agency, 2006).

Uranium mineralization within the Central Mineral Belt has been attributed to a number of different formational processes (Wardle, 2005), all of which are consistent with a volcanic-hosted deposit model.

Deposits resulting from the earliest-stage mineralizing event, such as Michelin, Jacques Lake, and Rainbow, are considered to be volcanic-hosted, stratabound deposits that may have formed from leaching of devitrified volcanic glass through the actions of late-stage diagenetic or hydrothermal fluids, followed by deposition along permeable horizons (Wardle, 2005).

Deformation during the Makkovian Orogeny remobilized uranium along shear zones to sites where fluids were reduced, and uranium was trapped to form deposits such as Inda, Gear, and Nash. Mineralizing fluids may have been related to intense partial melting and dehydration of the underlying Archaean basement and possibly also by intrusion of syn-tectonic granitoids. Leaching of the uranium-rich Upper Aillik Group volcanic rocks and potentially of the granitoids, may have provided the uranium source (Wardle, 2005).

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9.0	MINERALIZATION

Mineralogical studies indicate that the uranium-bearing minerals at Michelin consist primarily of pitchblende (>99% UO2) with trace amounts of soddyite (Na–U–silicate, <1%) and molybdenite. Stoichiometric data indicates that the principal “pitchblende” components are uranium-bearing lead oxides including fourmarierite [Pb(UO2)4O3(OH)4•4(H2O)] ± wolsendorfite [(Pb,Ba,Ca)U2O7•2(H2O)] (Fronteer, pers. comm.).

The gangue minerals are feldspar (85%), quartz (5%), calcite (1.5%), magnetite (1%), fluorite (1%), and pyrite (<0.2%) (Kilborn, 1979). Fine-grained pyrite also is commonly present in mafic dykes.

The alteration zone is marked by a silica and feldspar destructive alteration. This is accompanied by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities.

Early mafic dykes show increased chloritization, locally accompanied by major amounts of biotite, and proximal to mineralization, by hornblende and actinolite. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite.

Microscopic study by Brinex indicates that much of the uranium is intergrown with pyroxene and actinolite. The uranium mineralization is hosted by both finely and coarsely porphyritic phases of the felsic volcanic rocks, with higher grades locally having some preference for the coarsely porphyritic units. The early mafic dikes are unmineralized, but uranium grades often increase adjacent to them.

9.1	Comment on Section 9

The understanding of the mineralization is sufficient to support estimation of mineral resources for the Michelin, Jacques Lake, Inda, Gear, Nash, and Rainbow deposits, and can support a PA-level assessment of potential mining methods and process techniques for the Michelin and Jacques Lake deposits.

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10.0	EXPLORATION

Information on the exploration programs between 2003 and 2007 is summarized from the previous technical reports listed in Section 2.4 of this Report. Information on the 2008 work was provided by Fronteer personnel.

10.1.1	2003

During 2003, the Fronteer–Altius Alliance visited the major known uranium anomalies in the field. Widespread hematite alteration and chlorite + epidote + actinolite alteration was observed.

10.1.2	2004

In 2004, a 12,800 line-km high resolution airborne magnetometer and gamma-ray spectrometer survey was performed by Fugro Airborne Surveys Corporation. The block of ground surveyed was approximately 70 km by 20 km in size and covered the most of the Kitts–Michelin uranium district. The anomalies generated by the airborne survey were then prospected, evaluated, and ranked in the field by Fronteer and Altius personnel.

The results of the 2004 airborne survey showed a dozen discreet ovoid-shaped U/Th radiometric anomalies, including uranium occurrences such as the Gear, Nash, Inda, Rainbow deposits previously discovered by Brinex. Other anomalies of large area and amplitude comparable to that of the Michelin deposit, which has a small radiometric surface expression, were outlined at Jacques Lake and Otter Lake where mineralization had not been previously drilled.

10.1.3	2005

Based on the results of the airborne radiometric survey and the subsequent ground follow-up, the Post Hill, Jacques Lake, Otter Lake–White Bear Lake, Michelin, and Melody Hill areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization. Work during 2005 included:

•

5,783 line-km of detailed airborne magnetic and radiometric surveying over the Michelin, Jacques Lake, Otter Lake, Melody Hill, and Inda areas. Five grids oriented at 345°, were flown at 50 m spacing. Tie lines were flown perpendicular to the flight lines at 1,000 m intervals.

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•

IKONOS air photo imagery capture and geological mapping/geochemical sampling/scintillometer surveys at the Michelin, Michelin East, Otter Lake, Jacques Lake, White Bear Lake, Melody Hill, and Inda areas.

•

A portion of the Project was remapped, and 80 of the 265 Brinex-era (1968–1981) drill holes were relocated in the field with their positions recorded by a hand-held GPS. The Brinex grid was re-established, and a baseline GPS survey completed.

•

Known radiometric anomalies were field-checked, and grab, humus, and rock chip samples were collected. Scintillometer surveys of the areas were completed, and track-etch samples taken. (The track etch cups use small cellulosenitrate films sensitive to alpha particles emitted by radon gas, a daughter product of uranium.) In areas of previous exploration, existing trenches were sampled. A trial survey of various soil sample types, including mobile metal ion (MMI) and silt sampling, was performed. The geochemical sampling and mapping confirmed the presence of numerous historic anomalies, and the tenor of mineralization.

•

A 9,416 m, 37 hole core drill program carried out by Falcon Drilling using two helicopter-supported fly drills, with focus on the Michelin, Otter, and Jacques Lake target areas. Drilling extended the area of known mineralization at Michelin, Otter, and Jacques Lake.

10.1.4	2006

Gravity Survey

In 2006, GeoScott Exploration Consultants Inc. carried out a Phase I gravity survey on the ice of Melody Lake to identify the source of historic high grade boulders in the Melody Lake area, given the density of the high-grade mineralization relative to the surrounding rocks. The Phase I survey consisted of 492 stations collected over 12 lines covering Jamson Lake and portions of Melody Lake. Lines were spaced at 200 m and gravity stations were spaced at 25 m along each line.

A follow-up Phase II gravity survey was conducted over the land-based portion of the Melody Hill property later the same year.

Results from the Phase I and II gravity surveys were merged by Geoscott. The resulting residual gravity image showed some subtle anomalies remaining beneath Melody and Jamson Lakes, with very strong anomalies lying to the north of Melody Lake. The subtle gravity anomalies beneath the lakes are coincident with uranium in lake sediment anomalies.

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Field Checks and Geochemical Sampling

Field checks of Brinex mapping and trenching, and geological mapping were completed in 2006 over the Aurora Corridor area. The mapping program identified a number of areas of elevated radioactivity within a highly deformed felsic metavolcanic package. A humus survey and a limited track etch survey were subsequently performed over the target area in order to identify additional areas of mineralization.

A total of 709 humus samples were collected over a total of 38 north–south-oriented gridlines. Gridlines were oriented perpendicular to the dominant foliation in an attempt to detect variations in signal strength along strike.

A series of 37 track etch pots were laid out in a small grid pattern over a swamp adjacent to radioactive outcrops in order to test the effectiveness of this technique in the Aurora Corridor area. The track etch pots were laid out in a north–south grid, with spacing between locations of 25 m and grid dimensions of 150 m x 200 m. Variations in results from the survey may indicate the distribution of subsurface radioactive material or may represent varying depths of overburden. The results from the test survey were inconclusive with respect to detecting subsurface uranium mineralization in the Aurora River target area.

In order to verify uranium assay values reported by Brinex and distribution of uranium mineralization within radioactive outcrops, a series of 21 rock grab and eight channel samples were collected from the historic trenches for analysis.

Metallurgical Testwork

Metallurgical testing of mineralization from Michelin, Jacques Lake, and White Bear was performed at SGS Laboratories in Lakefield, Ontario. Testing showed uranium leach extractions at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional tests were also performed at SGS including process mineralogy, comminution, physical concentration, and acid leaching.

Drilling

Drilling during 2006 comprised:

•	41 core holes (25,435.08 m) in the Michelin deposit area

•	17 core holes (2,988.09 m) in the White Bear area

•	47 core holes (14,442.30 m) in the Jacques Lake area

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	•	4 core holes (792.08 m) in the Gear area

	•	1 core hole (200.25 m) in the Inda area

	•	2 core holes (140.82 m) in the Nash area

	•	16 core holes (2,483.77 m) in the Rainbow area.

The drill programs identified additional mineralization in all areas, and confirmed the tenor of the Brinex uranium anomalies.

10.1.5	2007

Mineral Resource Estimate Update

An updated mineral resource estimate was completed for the Michelin and Jacques Lake deposits in January 2007, using the results of the 2006 drill programs.

Drilling

Drilling during 2007 comprised:

	•	50 core holes (24,008.02 m) in the Michelin deposit area

	•	29 core holes (14,212.02 m) in the Jacques Lake area

	•	14 core holes (3,170.06 m) in the Melody and Jameson Lake areas

	•	12 core holes (2,047.33 m) in the Aurora Corridor area

	•	10 core holes (1,832.07 m) in the Burnt Brook area

	•	8 core holes (961.44 m) in the Gayle Lake area

	•	6 core holes (1,933.35 m) in the Gear area

	•	8 core holes (2,524.02 m) in the Inda area

	•	4 core holes (1,298.00 m) in the Nash area.

Drilling significantly upgraded the mineralization potential of the Aurora Corridor, Gear, Inda, and Nash deposits.

Digital Terrain Models

During 2007, an aerial survey was undertaken to provide accurate topographic data for the Project area. The Michelin and Jacques Lake survey area has a resolution of ± 1

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m; areas outside these deposits have a resolution of ± 2 m. During the same program, the proposed road access from North West River to Michelin was flown; this survey had a resolution of approximately ± 2 m.

10.1.6	2008

During 2008, an infill, geotechnical, metallurgical, and exploration core drilling program was completed at Michelin and Jacques Lake.

Michelin Drill Program

A total of 56 core drill holes (19,081.87 m) were collared in the Michelin deposit area . The primary focus of the drilling was directed toward infill drilling of the Michelin Main Zone; however, the program also included drill holes completed to provide metallurgical and geotechnical data, for exploration purposes, and confirmation drilling.

Golder Associates were contracted to perform geotechnical logging and hydrogeological testing through a series of drill holes located around the proposed location of the Michelin pit. The purpose of this drill program was to provide a detailed collection of data on the rock quality of the Michelin hanging wall, mineralized zone and footwall rock as well as the rate of underground water flow and its geochemistry. Eleven geotechnical holes were completed (1,860.36 m).

Confirmation drilling consisted of 11 drill holes (1,717.5 m), directed at verifying the grades and thicknesses of a near-surface portion of the mineralization encountered in 1970s Brinex drilling, so that Brinex data could be used to support mineral resource estimation.

The metallurgical drilling phase on the Michelin deposit was designed to supply potential run-of-mine grade material for mill and processing design test work. The phase consisted of 3 HQ-sized drill holes (262.5 m).

Three shallow drill holes (511.5 m) were drilled at Michelin East to test for mineralization to the east of Running Rabbit Lake.

Jacques Lake Drill Program

A total of 24 drill holes (10,431.515 m), comprising 22 completed, 2 aborted and two geotechnical/metallurgical drill holes were completed at Jacques Lake.

The Jacques Lake drilling was shallow, and designed to test grade continuity in areas that were envisaged to be amenable to exploitation by open pit methods. The Michelin

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drilling was completed to infill the deeper portion of the deposit, and to further confirm results of historic drilling in the shallow part of the deposit above 200 m depth that could be mined by open pit.

10.1.7	Geotechnical and Hydrology

During the 2008 drill program, Golder Associates staff logged geotechnical drill holes Geotechnical logging entailed a basic geological description and a detailed analysis of the natural jointing, fracturing and faulting orientation in the rock along with noting fracture filling mineralogy and smoothness. A Reflex ACT oriented core tool was used throughout the geotechnical drill program.

A PIL-7 series point load tester (PLT) was used on all geotechnical holes to determine the point load strength index of the main Michelin lithologies. This index allows for the determination of rock anisotropy as well as rock tensile and compressive strengths. Five samples were taken at five meter intervals with an effort made to obtain representative samples from all the major Michelin lithologies. The majority of samples were then loaded diametrically (indicating a length/diameter ratio greater than 1.0) unless the rock was strongly fractured into discs where it would be loaded axially (length/diameter between 0.3 and 1.0) into the PLT. A load was manually placed on the rock sample until a failure load level was reached. This level is displayed digitally on the PLT and recorded for each sample throughout each drill hole. Failure load levels provide uncorrected point load strength indices, rock anisotropy and uniaxial tensile and compressive strength data.

Inflatable bore hole packer testing was performed intermittently during geotechnical drilling when blocky and broken rock was intersected. Packer testing isolated three meter sections of bedrock so that aquifer testing could be performed, providing information on the hydraulic conductivity throughout the Michelin area. To identify particularly permeable rock units in the Michelin area, the water level of wells adjacent to drill holes being packer tested were constantly monitored while pumping water down the packer system. Well site water samples were also collected from a number of drill holes around the Michelin deposit for geochemical analysis.

10.2	Exploration Potential

The Michelin and Jacques Lake deposits remain open at depth.

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10.3	Comment on Section 10

Exploration to date has been appropriate to the style of mineralization. Work has identified six deposits, and a number of exploration targets and prospects.

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11.0	DRILLING

Information on the drill programs completed between 2003 and 2007 is summarized from the previous technical reports listed in Section 2.4 of this Report. Information on the 2008 work was provided by Fronteer personnel.

Drilling completed by Fronteer between 2003 and 2008 comprised 407 core drill holes (146,940.93 m). Core holes include holes drilled for geotechnical and metallurgical purposes; the total also includes holes that were abandoned.

A total of 597 drill holes (64,369.02 m) were completed prior to Fronteer’s involvement with the program. This legacy drilling includes 541 surface core holes (62,610.38 m) and 56 underground core holes (1,758.64 m).

Drill data are summarized in Table 11-1 (legacy data) and Table 11-2 (Fronteer data). The key to the geological legends in the plans was presented in Figure 7-2.

Drill hole locations for the deposits for which mineral resources are estimated are shown as follows:

•	Figure 11-1: Michelin region

•	Figure 11-2: Jacques Lake region

•	Figure 11-3: Rainbow region

•	Figure 11-4: Inda Trend region.

11.1.1	Legacy Drill Programs

There is limited information on the legacy drill programs completed by Brinex. RPA reported (Agnerian, 2006):

“During the 1970s diamond drill campaigns carried out by Brinex, all drill core was tested for radioactivity by hand-held scintillometer. In some cases, if the radioactive response was higher than background, uneven lengths were split and sampled. In other cases (late 1970s drilling) drill core with radioactive response >0.02% U3O8 was assayed in 3-ft lengths (Sharpley, 1980).”

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Table 11-1: Brinex Legacy Drill Hole Summary

Area	Core		Underground
	Holes	Metres	Holes	Metres
Chitra	10	950.07
Fiddle Pond	2	190.6
Gear	34	3,446.71
Inda	26	3,938.58
Knife Lake	7	642.39
Melody Hill	59	5,864.42
Michelin	251	32,792.56	56	1,758.64
Michelin East	44	3,933.42
Munna Lake	5	451.49
Nash	52	5,356.4
Nash West	4	347
Extension
Rainbow	18	1,637.1
Urangelleschaft	6	619.5
Joint Venture
White Bear	20	2,101.94
Witch Lake	3	338.2
Totals	541	62,610.38	56	1,758.64

Table 11-2: Fronteer Drill Hole Summary

Area	Core
	Holes	Metres
Aurora River	12	2,049.33
Burnt Brook	10	1,832.07
Gayle	8	961.44
Gear	10	2,725.43
Inda	9	2,724.27
Jacques Lake	128	50,567.58
Melody Hill	14	3170.6
Michelin	166	73,313.93
Nash	6	1,438.82
Otter Lake	11	2,685.6
Rainbow	16	2,483.77
White Bear	17	2,988.09
Totals	407	146,940.93

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 11-1: Drill Hole Location Map, Michelin Region

aurora
energy to change the world
Michelin
ML 009412M
Drill Hole Location Map
Date: 10/16/2009
Projection: NAD 1983 UTM Zone 21N
Author: JSA
Office: St. John's
Scale: 1:10,000
0 500 m
Inset
306500
307000
307500
308000
6052500
6052000
Legend
Michelin Geology
Weakly to moderately foliated, fine-grained, late-kinematic mafic dykes, commonly some recognizable chilling at contacts, locally finely-to-coarsely plagioclase porphyritic, locally with angular to sub-rounded granodiorite fragments
Finely porphytic felsic meta-volcanics
Coarsely porpyhritic felsic meta-volcanics
Fine to medium-grained, pink, very weakly foliated to unfoliated, equigranular granite
Fine to medium-grained, pink, equigranular to feldspar porphyritic granodiorite to monzonite, weakly foliated
Fine grained, weakly foliated gabbro to leucogabbro
Fine-grained, strongly chloritized and foliated, pre to syn-kinematic amphibolite dikes, locally biotite-rich.
Location Map
009412M
Legend
Diamond Drill Holes
Aurora
Brinex
Inset
306900
306950
307000
307050
6052600
6052550
6052500
Michelin DDH Location Map
Scale: 1:2,500
0 50 m

Note: Figure courtesy Fronteer

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 11-2: Drill Hole Location Map, Jacques Lake Region

Note: Figure courtesy Fronteer

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 11-3: Drill Hole Location Map, Rainbow Region

aurora
energy to change the world
Rainbow
ML 009412M
Drill Hole Location Map
Date: 10/19/2009
Projection: NAD 1983 UTM Zone 21N
Author: JSA
Office: St. John's
Scale: 1:50,000
Legend
Diamond Drilling
Brinex
Aurora
Mineral Licence 009412M
Lewis Pond
Michelin
Rainbow
Witch Doctor Lake
6056000
6054000
Felsic Metavolcanic
Granite
Rainbow Formation
Mafic Dyke/Intrusion
Felsic Metavolcanic
Rainbow
Rainbow DDH Location Map
Scale: 1:10,000
Location Map
009412M
N

Note: Figure courtesy Fronteer

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Figure 11-4: Drill Hole Location Map, Inda Trend Region

Note: Figure courtesy Fronteer

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

11.1.2	Fronteer Drill Programs

All drilling from 2003–2008 was supervised by Fronteer technical staff.

Drill Contractors

There is no information available to AMEC on the names of the drilling contractors or equipment used for the legacy drill programs.

The 2005 drill program was completed by Falcon Drilling of Prince George, B.C. using one F-1000 and one F-2000 portable fly rigs.

Diamond drilling in 2006 was completed by Falcon Drilling, using three F-1000 and three F-2000 portable fly rigs.

In 2007, three different contractors used a variety of helicopter-supported drill rigs: Falcon Drilling supplied three F-1000 and three F-2000 portable fly rigs; Major Drilling of Winnipeg, Manitoba supplied three Duralite 1000 drill rigs; and Springdale Forest Resources (Springdale) of Springdale, Newfoundland supplied two Duralite 500 drill rigs.

The 2008 drill programs at Michelin and Jaques Lake utilized seven helicopter- supported drill rigs. Major Drilling supplied five Duralite 5000 drill rigs, Dorado Drillingued a Hydrocore 2000 drill rig, and Springdale used a Duralite 500 drill rig.

11.1.3	Drilling Methods

A combination of NQ and BTW diameter core was drilled during 2005 and 2006, and the core was placed in wooden core trays with depth markers every drill run (up to 3 m). Core boxes were securely sealed and delivered once a day, by helicopter, to temporary core logging facilities in each of the three respective drilling areas (Michelin, Jacques Lake and White Bear). All holes were cemented following completion and casing was left in the hole.

A combination of NQ and BTW diameter core was drilled during 2007 and the core was again placed in wooden core trays with depth markers every drill run (up to 3 m). The boxes were securely sealed and delivered once a day by helicopter to the temporary core logging facilities that were set up in each of the respective drilling areas (Michelin (also for Melody), Jacques Lake, Aurora Corridor, Inda (also for Gear and Nash), and Burnt Brook/Gayle.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

The 2008 drill program used the 2007 protocols. Temporary core logging facilities were set up for the programs at Michelin and at Jacques Lake.

11.1.4	Logging

Core is logged by geologists using Microsoft Access® logging templates. Information captured in the logging sheets is designed to be readily transferred into GIS or modelling software. Core logging captures lithological, recovery, alteration, mineralization, and structural information. Additional data collection includes and magnetic susceptibility measurements, rock quality designation (RQD) measurements, the depth and length of the sample, and a scintillometer reading.

Core was digitally photographed.

11.1.5	Collar Surveys

All proposed drill collars in 2005 and 2006 were surveyed with hand-held global positioning system (GPS) units by Fronteer geologists. All final 2007 drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas during were surveyed in 2005–2006 using the real-time, satellite and base station corrected Topcon Hyper GPS system by N.E. Parrott C.L.S. from Happy Valley–Goose Bay, Labrador. Control is relative to two local survey monuments located at Michelin and Jacques Lake.

During 2007 and 2008, all proposed drill collars were surveyed with hand-held GPS units by Fronteer geologists. All final drill collars at the Michelin, Gear, Inda, Nash and Jacques Lake target areas were surveyed either using the real-time, satellite and base station corrected Topcon HiPer® GPS system by N.E. Parrott C.L.S. from Happy Valley–Goose Bay, Labrador, or later in the season, by a real-time, satellite and base station-corrected Trimble 5700RTK®/GPS system manned by Fronteer staff. Control was again relative to two local survey monuments located at Michelin and Jacques Lake. All 2008 final drill collars were surveyed using the Aurora Trimble 5700RTK®/GPS system manned by Aurora staff.

11.1.6	Down-hole Surveys

Down-hole deviation survey tests on all holes drilled by Falcon Drilling from 2005 to 2007, and Springdale from 2007 to 2008, were performed using a Flex-It® survey tool, generally at 45 m intervals. Holes drilled by Major Drilling in 2007 and 2008 were surveyed with a Reflex EZ-Shot® survey tool, generally at 45 m to 50 m intervals.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

In addition, drill holes at Michelin drilled by Major Drilling and Springdale in 2007 and 2008 were surveyed at 3 m intervals using a Reflex EZ-Trac® survey tool upon completion of each hole. Drill holes at Jacques Lake drilled by Major Drilling and Springdale in 2008 were surveyed at 3 m intervals using a Reflex Maxibor II® survey tool upon completion of each hole.

AMEC recommends that Fronteer perform a review of the total magnetic field and to check for any spurious data that may have been locally generated in those drill holes where the presence of magnetite was noted in core logging. AMEC does not expect that the review will generate any changes in the global hole positions, and will not affect the mineral resource estimate, but could result in local improvements.

11.1.7	Recovery

Drill recoveries were generally acceptable.

11.1.8	2008 Drill Program Results

The infill drilling programs at Michelin and Jacques Lake conducted during 2008 returned mineralization intercepts and grades that were analogous to results of the existing drill data. Drill intercept summaries for the 2008 program are included in Table 11-2 (Michelin) and Table 11-3 (Jacques Lake).

11.2	Comment on Section 11

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration drill programs completed by Fronteer are sufficient to support mineral resource estimation as follows:

	•	Drill hole orientations are appropriate to the orientation of the mineralization;

	•	Core logging meets industry standards for uranium exploration;

	•	Geotechnical logging meets industry standards for planned open pit and underground operations;

	•	Collar surveys have been performed using industry-standard instrumentation;

	•	Downhole surveys have been performed using industry-standard instrumentation.

•

Drilling is typically perpendicular to the strike of the mineralization, but depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

•	Examples of the drilled width intersections with corresponding assay composite grades are included in the deposit cross-sections in Section 7 of this Report.

•

Examples of mineralization tenor and thickness for the Michelin and Jacques Lake deposits, which support the financial evaluation discussed in Section 19 of this Report, are supplied in Tables 11-2 and 11-3.

Table 11-3: Drill Hole Summary Table, 2008 Michelin Infill Drill Program

Hole ID	From	To (m)	Length	% U3O8
	(m)		(m)
M08-106A	611.10	646.08	34.98	0.17
M08-109	491.77	503.04	11.27	0.11
incl	493.00	496.00	3.00	0.30
M08-110	565.5	578.00	12.50	0.13
incl	566.5	577.00	10.50	0.15
M08-111	553.11	565.58	12.47	0.14
and	571.60	591.70	20.10	0.08
incl	571.60	576.48	4.88	0.21
M08-115	545.42	547.42	2.00	0.15
M08-117	819.65	820.65	1.00	0.11
	834.00	835.00	1.00	0.13
	840.00	841.00	1.00	0.06
M08-119	586.50	617.50	31.00	0.13
incl	586.50	600.00	13.50	0.19
M08-121	709.79	736.12	26.33	0.15
incl	715.72	721.60	5.88	0.34
M08-122A	620.00	641.70	21.70	0.14
incl	627.00	633.22	6.22	0.34
M1	361.50	400.58	39.08	0.13
M6	16.90	21.90	5.00	0.24

Note: Drill holes 107, 108, 112, 113, 114, 116, 118 and 120 were lost or abandoned.

Table 11-4: Drill Hole Summary Table, 2008 Jacques Lake Infill Drill Program

Hole ID	From	To (m)	Length	% U3O8
	(m)		(m)

JL08-085	361.45	362.45	1.00	0.05
JL08-088	314.00	333.00	19.00	0.05
incl.	314.00	319.00	5.00	0.06
and incl.	327.00	333.00	6.00	0.09
JL08-089	388.00	390.00	2.00	0.07

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Hole ID	From	To (m)	Length	% U3O8
	(m)		(m)
and	313.00	318.00	5.00	0.07
and	353.00	357.00	4.00	0.08
and	447.00	455.00	8.00	0.07
JL08-090	360.00	382.00	22.00	0.06
incl.	360.00	361.87	1.87	0.08
and incl.	365.00	370.00	5.00	0.09
and incl.	378.00	382.00	4.00	0.12
JL08-091	293.00	295.00	2.00	0.05
and	298.00	302.00	4.00	0.09
JL08-092	476.00	478.00	2.00	0.06
JL08-093	435.00	436.00	1.00	0.04
and	440.20	441.25	1.05	0.05
JL08-094	222.00	229.00	7.00	0.22
and	234.50	238.00	3.50	0.19
and	271.90	274.00	2.10	0.07
and	356.69	359.69	2.70	0.03
JL08-095	372.48	373.48	1.00	0.04
JL08-096	597.51	598.51	1.00	0.06
JL08-097	201.96	237.29	35.33	0.07
incl.	207.04	219.60	12.56	0.14
and incl.	234.28	237.29	3.01	0.13
and	281.44	298.00	16.56	0.05
JL08-098	342.00	343.00	1.00	0.11
JL08-099	230.00	237.00	7.00	0.28
and	240.00	245.00	5.00	0.05
and	268.00	276.00	8.00	0.14
JL08-100	49.00	61.50	12.50	0.05
incl.	49.00	49.75	0.75	0.11
and incl.	60.50	61.50	1.00	0.11
and	104.00	106.00	2.00	0.17
and	116.00	119.00	3.00	0.04

Note: Drill hole JL08-086 was abandoned.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

12.0	SAMPLING METHOD AND APPROACH

Information on the sampling methods used in Fronteer exploration programs between 2003 and 2007 is summarized from the previous technical reports listed in Section 2.4 of this Report. Information on the 2008 work was provided by Fronteer personnel.

12.1	Legacy Sampling

There is limited information on the legacy drill programs completed by Brinex. RPA reported (Agnerian, 2006):

“During the earliest Brinex drilling programs, core samples were assayed on site using a Beta Count Ratemeter and/or a TV-1 instrument. Later on in the 1970s, split core samples were sent to Atlantic Analytical Services Ltd. (Analytical) in Springdale, Newfoundland and assayed by the fluorimetric method. Some of the samples from the 1969 drilling were also assayed at the Stanleigh Laboratory (Stanleigh) of Rio Algom Mines Ltd. During the 1975/76 underground drilling program, samples were assayed on site using a Ludlum 2002 scalar Beta Counter calibrated with standards supplied by the Department of Energy, Mines and Resources (EMR) of the Government of Canada (Sharpley, 1980).”

12.2	Geochemical Sampling

Rock samples were collected using rock hammer or maul and averaged 1.5–2.0 kg. Locations were determined by hand-held GPS and descriptions entered into the appropriate Excel file. Samples were placed in polyvinyl sample bags with the reference sample tag, and sealed with a plastic zip tie. Rock samples included selective grab samples of radioactive material, composite chip samples of radioactive boulders and continuous chip samples across measured intervals of radioactivity. Magnetic susceptibility and radioactivity (measured using scintillometer and gamma- ray spectrometer) of rock samples were measured prior to shipping. Samples with measured radioactivity greater than 1000 cps were separated to provide for alternative shipping arrangements.

Soil samples were collected below the till from the lower ‘B’ horizon and/or upper ‘C’ horizon using a manual soil auger and/or a hand trowel. Samples were taken at 25 m stations and collected in Kraft paper bags for drying and subsequent shipment to the laboratory in security sealed lidded plastic pails. Sample stations were located using a GPS.

MMI (mobile metal ion) samples were collected 15 cm below the ‘A’ horizon using a manual soil auger at 25 m stations along the grid. These samples were individually

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

placed in Kraft paper bags with the sample reference tag and placed in security sealed plastic pails for shipment.

Silt samples were collected from any stream intersected along the grid. Samples were manually sieved in the field and different mesh sizes were placed in individual Kraft paper bags with the sample reference tag, and placed in security sealed lidded plastic pails for shipment.

Humus samples were collected from the base of the O-Horizon; the top, organic soil layer composed mainly of leaf litter and humus (decomposed organic matter). Samples were placed polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Sample locations were determined with a hand-held GPS. Samples were then placed, in sequence, in lidded security sealed plastic pails for shipment.

12.3	Drill Sampling

Drill core sampling was undertaken based on visual indications of mineralization and zones of anomalous radioactivity based on scintillometer readings. All drill core with a scintillometer reading greater than 300 cps was removed from the core box and tested without the interference of background radioactivity.

Sample intervals respected changes in lithology or alteration. Sample lengths are predominantly in the 0.5 m to 1.0 m range; though in areas of homogenous lithology, samples were collected on 1.5 m intervals. Narrow zones of mineralization, which could be of the order of 30 cm or less, were also broken out.

12.4	Comment on Section 12

The QPs are of the opinion that sampling methods are acceptable, meet industry- standard practice, and are adequate for Mineral Resource estimation and mine planning purposes, as follows:

• Data are collected following corporate-approved sampling protocols

• Sampling has been performed in accordance with industry-standard practices

•

Sample intervals that have a maximum length of 1.5 m for core drilling, broken at lithological and mineralization changes in the core, are typical of sample intervals used for uranium mineralization in the industry and are considered to be adequate for use in Mineral Resource estimation

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Information on sample preparation and analytical methods used in Fronteer exploration programs between 2003 and 2007 is summarized from the previous technical reports listed in Section 2.4 of this Report. Information on the 2008 work and on core storage and sample security practices was provided by Fronteer personnel.

13.1	Laboratories

The following independent laboratories have been used during exploration and drill programs:

	•	ALS Chemex, Vancouver: ISO9001:2000 registration at the time of the initial exploration programs, now ISO/IEC 17025 accredited

	•	Saskatchewan Research Council (SRC) Geoanalytical Laboratories, Saskatoon, Saskatchewan: ISO/IEC 17025 accreditation

	•	Eastern Analytical Limited, Springdale, Newfoundland: not registered with a standards association

	•	SGS Laboratories (SGS), Ontario: ISO/IEC 17025 accreditation

	•	Activation Laboratories Ltd. (Actlabs), Goose Bay, Labrador: preparation facility, not registered with a standards association

	•	Activation Laboratories Ltd. (Actlabs), Ancaster, Ontario: ISO9001:2000 registration at the time of the initial exploration programs, now ISO/IEC 17025 accredited.

13.2	Geochemical Sample Preparation and Analysis

Sample preparation of rock samples with measured sample radioactivity less than 1,000 cps was done by Eastern Analytical Limited. Eastern Analytical Limited assayed samples for gold using a conventional fire assay method with an atomic absorption finish (FA-AA) on one assay ton pulps. Eastern Analytical Limited forwarded pulps of rock samples to ALS Chemex for multi-element analyses.

Rock samples with measured sample radioactivity less than 1,000 cps were analyzed by the ICP-AES method (inductively coupled plasma with atomic emission spectroscopy) by ALS Chemex. The ME-ICP41 analytical package of 34 elements based on an aqua regia digestion of a 0.5 gram, >85%, minus 200 mesh pulp was completed. Using this method, digestion of the elements Al, B, Ba, Be, Ca, Cr, Ga, K,

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La, Mg, Na, Sc, Sr, Ti, Tl and W were partial and therefore the reported content for these can be qualitative.

Multi-element analyses for about 10% of the rock samples, all with measured sample radioactivity greater than 1,000 cps, was completed by SRC Geoanalytical Laboratories. This work included standard fire assay– inductively coupled plasma (FA- ICP) assay for Au, Pt and Pd using 30 g pulps; 17 element analyses of partially digested 0.5 g pulps (ICP6.3R partial digestion method) and 46 element analyses of totally digested 0.125 g pulps (ICP6.3 total digestion method). Due to partial digestion of samples, the results for the elements As, Bi, Ge, Hg, Sb, Se and Te are qualitative.

Soil samples were analyzed by the ICP-AES method by ALS Chemex. The ME-ICP41 analytical package of 34 elements was completed on 0.5 g, -80 mesh pulps. As noted above, the reported content of Al, B, Ba, Be, Ca, Cr, Ga, K, La, Mg, Na, Sc, Sr, Ti, Tl, and W can be qualitative.

13.3	Fronteer Drill Core Pre-Laboratory Sample Preparation and Shipping

Core samples were split using a manual core splitter; with one-half of the core selected for analysis and the remaining half returned to the core box for reference. The samples were placed in a polyvinyl sample bag with the reference sample tag, and then sealed with a plastic zip tie. Every 25 samples, a one-quarter core sample, a geochemical blank, and a geochemical standard were inserted into the shipments at pre-designated locations in the sample series.

For the 2005 and 2006 drill programs, the pails were delivered by helicopter to the main Fronteer storage facility in Postville, Labrador to await shipment to the laboratory. Once in Postville, drill core sample buckets were double checked to ensure all samples were present and in the appropriate shipping containers (lidded plastic pails). In addition, drill core samples were individually scanned with a Exploranium GR-110 G® portable gamma-ray scintillometer for data correlation purposes.

During 2007 and 2008, the pails were delivered by helicopter to either Postville or Witchdoctor Lake for shipment by chartered plane to Goose Bay where the samples were taken by Fronteer staff to the Actlabs preparation facility in Goose Bay. Sample transport procedures were similar to those documented for the 2006 program.

As per regulations for the Transportation of Dangerous Goods Act, all containers were labeled “UN2910” on the outside, with signage indicating “Excepted Package: Radioactive Material” placed within each container. The individual containers were then scanned with a S.E. International Inc. “Inspector” contamination meter to ensure

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compliance with the maximum allowable limit of 5 µSv/hr measured at a distance of one metre from the package.

Analytical request forms from Actlabs were completed, copied, and placed in the designated container. Pails were then sealed with numbered security “zip-tie” tags, which were previously recorded on the laboratory forms. The containers were shipped from Postville to CAI Logistical Services in Happy Valley–Goose Bay, who arranged shipment via truck to Actlabs in Ancaster, Ontario. In 2007, the containers were shipped from Postville to Actlabs’ sample preparation facility in Happy Valley–Goose Bay, who arranged shipment of the pulps via truck to the main Actlabs facility in Ancaster.

13.4	Analytical Laboratories used for Fronteer Drill Core

Processing and analysis of samples during 2005 and 2006 was conducted by Actlabs. Check samples were sent to SGS in 2005 and ALS Chemex in 2006. In 2007 and 2008, Actlabs was again the primary laboratory. Check samples were sent to SRC for uranium analysis by delayed neutron counting (DNC).

13.4.1	Drill Core Laboratory Sample Preparation

Using preparation method RX-1, Actlabs crushed drill core samples to 75% passing 2 mm, mechanically split (riffle) to obtain a representative sample and then pulverized using hardened steel ring and puck mill to 85% passing 75 mesh. AMEC notes that this is a relatively coarse grind, which could affect ICP analytical precision. Remaining pulps and coarse reject were bagged and stored.

13.5	Drill Core Sample Analysis

For drill core samples at Actlabs, uranium was determined by DNC of a 30 g sub- sample. The samples are placed in a neutron flux produced by a nuclear reactor where the U235 within the sample absorbs neutrons which indicate some of the fission products of U235, including neutrons. The sample is rapidly removed from the reactor; the neutrons are thermalized, and measured by an array of BF3 neutron detectors. Total uranium from 0.1 ppm up to 2% U3O8 can be measured using this method.

For drill core, samples, the inductively-coupled plasma optical emission spectroscopy (ICP-OES) aqua regia multi-element package provided analytical results for a suite of thirty-five elements. Samples were prepared and pulped, with 0.5 g of sample undergoing digestion with aqua regia (0.5 mL H2O + 0.6 mL concentrated HNO3, and 1.8 mL concentrated HCl) for two hours at 95[o]C, then cooled and diluted to 10 mL with

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

de-ionized water and homogenized. This solution was then analyzed with a Perkin- Elmer OPTIMA 3000 Radical® ICP spectrometer for the 35 element suite, with a matrix standard and blank inserted every thirteen samples.

For check assay analysis in 2006, samples were shipped to ALS Chemex for analysis by X-ray fluorescent (XRF) methods, using U-XRF-10 for samples in the range of 0.01% to 15% U and U-XRF-05 for samples in the range of 4 ppm to 10,000 ppm U.

13.6	Sample Storage

All drill core was left on site at the Michelin, Jacques Lake, Aurora Corridor, Inda, Otter Lake, and Burnt Brook/Gayle camps or logging sites in stacked piles.

All 2005–2008 pulps and coarse rejects were transported to Fronteer storage facility in Happy Valley–Goose Bay.

13.7	Legacy Quality Assurance and Quality Control (QA/QC)

There is limited information on the legacy QA/QC programs completed by Brinex. RPA reported (Agnerian, 2006):

“During the Brinex drilling programs approximately 10% of the samples taken prior to 1977 were sent to Correlation Laboratories (Correlation) in Cobden, Ontario for check assays by Beta Gamma counter. In addition, 465 samples from the 1975/76 surface drilling and 101 samples from the underground drilling were sent to the Atomic Energy of Canada Limited (AECL) laboratory in Ottawa for check assays by the Neutron Activation method.

During the earlier 1969-1970 drilling sixty-one (61) of the Stanleigh samples and thirteen (13) of the Springdale samples were also check assayed at AECL by the Neutron Activation method. During the last phase of the Brinex drilling, check assaying was done on approximately 5% of the samples… Results of the Brinex check assaying program indicated that, on the whole, the original Michelin on-site assays were slightly higher than the EACL assays... The average difference ranges from 5.0% to 7.8%, i.e. the AECL assays are in general 5.0% to 7.8% less than the Michelin onsite assays.”

13.8	Fronteer Quality Assurance and Quality Control (QA/QC)

For the 2005–2008 drill programs, Fronteer submitted a blank, certified reference material (CRM) and quarter-split re-sample approximately every 25 samples to ensure

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

at least one set of QA/QC samples was in every analytical batch. Care was taken to ensure that the portion of the core being sent to the laboratory was representative and the same half of the interval was always being sampled. Pulp and preparation duplicates were included in the program from 2008 as a rate of 2–5%. The pulp duplicates were completed at the time of submission. Preparation duplicates were requested at the end of the season.

Upon receipt of analytical data, the blanks, CRMs and duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and any other signs of unusual processing. Fail criteria is outlined below in the section for each type of sample. The results were reviewed and plotted on graphs to clearly display the acceptable limits and show those samples that are outside of that range. Failed batches were investigated and often resulted in the samples being re-run at the laboratory until the control material passed. A table was made to record failed batches and the resulting action that was taken.

13.8.1	Certified Reference Materials

A total of six different CRMs were purchased from the Canadian Certified Reference Materials Project (Canmet), Natural Resources Canada, for use during the 2007 drill program. The CRMs were chosen to test the accuracy of the assays from a low of 220 ppm uranium, through to high grade at 10,200 ppm uranium. Part-way through the program, STD 1 was replaced by STD 1A because STD 1 was no longer available from Canmet.

CRMs were generally inserted into the sample sequence every 25 samples. The majority of CRMs submitted were STD-1/STD 1A, and STD-2, due to the generally low-grade nature of mineralization in the Project. Standard 5, BL-3, was not used in 2007. With few exceptions, the CRMs were chosen to match the anticipated grade of the core (based primarily on scintillometer values).

Fail criteria is any value that is returned greater than three standard deviations above or below the certified value. The laboratory is notified if samples are returned consistently beyond two standard deviations but those batches are not failed. Results are not released for use either publicly or in-house until the quality control samples have passed. In general the 2007 standards returned values above the certified value and the laboratory was notified of this and the laboratory’s internal quality control was monitored. Fronteer considered that the high bias is likely due to the difference between the methods used in the round robin and the DNC analysis used at Activation Laboratories.

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For the 2008 drill program, the six Canmet CRMs were used. However, in addition, CRMs were sourced from local rock and certified by Barry Smee and Associates Consulting Ltd. Five different standards, A to E, were utilized, and had grades ranging from approximately 400 ppm U to about 3,300 ppm U. CRMs were inserted at 25- sample intervals. CRMs were chosen to match the anticipated grade of the core (based primarily on scintillometer values).

Similar pass–fail criteria to those described for 2007 were used for the 2008 program

13.8.2	Blanks

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible uranium results on a consistent basis. Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay and from unmineralized hanging wall core. The fail value is 30 ppm U, this was determined as the method detection limit including sample preparation.

Assays returned from this material were generally less than 25 ppm U, the mean is 9.7 ppm U. This would indicate low to negligible levels of contamination at the laboratory. Fronteer noted that the variability may result from low levels of radioactivity in the blanks taken from hanging wall core and none of the samples greater than 30 ppm U were failed after investigation.

One blank returned 98.7 ppm U so the batch was reanalyzed with new pulps. The new results were also high; the blank was 102 ppm U. A closer investigation showed no evidence of a sample mix up or anything out of the ordinary, all other quality control samples passed including the other two blanks in this batch. Fronteer concluded that the blank had low levels of mineralization and the batch was passed.

Three samples that returned values >30 ppm U were from either hanging wall Jacques Lake or the Inda deposit and are now known to have minor spots of weak mineralization. Fronteer will not use hanging wall core material for blanks in future programs.

13.8.3	Duplicates

Duplicates are sampled by quarter-splitting the remaining half of the core. The samples were collected at a rate of approximately one every 25 samples and submitted and analyzed at the same time as the regular sample. In general, the duplicate pairs returned similar values suggesting a fairly homogeneous distribution of uranium mineralization in the rocks. Batches were not failed based on this data.

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Differences were noted between the pairs in samples above 1,000 ppm U. Fronteer were of the opinion that this could be due to a nugget effect.

13.8.4	Preparation Duplicates

Preparation duplicates are created by taking a second split of the crushed sample. These samples are used to detect errors during the preparation phase. The preparation duplicate is plotted against the original sample for comparison. In the 2007 program some of the preparation duplicates were taken when the sample was crushed.

The remaining samples were selected at the end of the 2007 program, and the correlation between the two samples should be better than those of the quarter split field duplicates. Approximately 2% of samples have preparation duplicates.

Although there is no fail criteria for these samples, wide discrepancies were investigated. Fronteer noted that the majority of the data received correlated closely. The sample pair from drill hole M07-062 at Michelin returned 669 ppm U on the original and 778 ppm U on the preparation duplicate; Fronteer concluded that the difference was probably the result of nuggety mineralization at Michelin.

13.8.5	Pulp Duplicates

Pulp duplicates are created by taking a second split of the pulp. These samples are used to detect errors during the assaying phase. The pulp duplicate is plotted against the original sample for comparison. These samples were analyzed with the rest of the batch. Correlation between the two analyses should be better than those of the preparation duplicates. Approximately 2% of samples have pulp duplicates. Batches are not failed based on the results of pulp duplicates, but any sample pairs that do not correlate are investigated. Fronteer concluded that all samples from the 2007 program showed close correlation.

13.9	Specific Gravity (Density)

Fronteer collected 224 specific gravity (SG) measurements from Michelin core samples, with a mean SG of 2.69 (Figure 13-1) for all lithologies. During the 2005 drill campaign Fronteer had 60 specific gravity determinations performed by CMB Laboratories on coarse rejects. During the 2006 drill program an additional 118 specific gravity measurements were made from core samples.

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Within the mineralised domains, 124 samples returned a mean SG of 2.7 across all lithologies. Brinex’s historical mineral resource estimations used an average SG of 2.72, calculated from four drill core samples in mineralization (SG range of 2.71 –2.72), and a bulk sample taken from their underground adit (SG of 2.73) .

Figure 13-1: Histogram Showing Density Ranges at Michelin

Note: Figure courtesy Fronteer

In 2005, Roscoe Postle Associates submitted 18 samples to SGS Laboratories for independent density determinations using water immersion techniques. The average density value from these samples was 2.83 g/cm3.

A total of 173 specific gravity determinations were made for Jacques Lake in the area of mineralization during the 2006 drill program. These SG values ranged from a low of 2.5 to a high of 3.3 with a mean value of 2.81 (Figure 13-2). By 2009, there were a total of 345 SG measurements on Jacques Lake core, with an average value of 2.71. A total of 194 of these SG samples were captured within the mineralised domain and have the same mean value as the entire SG dataset.

For the next level of study, AMEC recommends that additional density determinations be performed to adequately characterize the various lithologies that will be reporting to waste and to mineralized material. At least 30 determinations should be performed on

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each lithological and mineralogical type at Jacques Lake and Michelin so that density can be interpolated on a local basis, rather than as a deposit average.

Figure 13-2: Histogram Showing Density Ranges at Jacques Lake

Note: Figure courtesy Fronteer

13.10	Comment on Section 13

The QPs are of the opinion that the quality of the uranium analytical data are sufficiently reliable (also see discussion in Section 14) to support Mineral Resource estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:

	•	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling

	•	Drill sampling has been adequately spaced to first define, then infill, uranium anomalies to produce sufficient drill data to support PA-level assessment

	•	Sampling has been performed in accordance with industry standard practices

	•	Core sampling procedures are appropriate for uranium mineralization

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•

Sample preparation for core samples has followed similar procedures for the Project throughout the Fronteer exploration programs. The preparation procedure is in line with industry-standard methods. AMEC considers the grind to be rather coarse, and may affect analytical precision for samples analysed using ICP methods

•	Fronteer has used a QA/QC program comprising blank, standard and duplicate samples

•

The SG determination procedure is consistent with industry-standard procedures. There are sufficient SG determinations to support the SG values utilized in waste and mineralization tonnage interpolations.

•

Sample security has relied upon the fact that the samples were always attended or locked in securitized pails, or stored in sample preparation facilities. Chain-of- custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

•	Current sample storage procedures are consistent with industry standards. Core for exploration programs remains in the field at the temporary logging camps.

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14.0	DATA VERIFICATION

A number of verification checks have been performed on data collected from the Michelin Project.

14.1	Wilton and Cunningham-Dunlop, 2005

During preparation of a technical report on the Project in 2005, Wilton and Cunningham-Dunlop (2005) reviewed QA/QC data from existing Fronteer drill programs.

A total of five different CRMs were purchased from Canmet, for use during the 2005 CMB regional program. The CRMs chosen were designed to test the accuracy of the assays from low grade, 220 ppm uranium, through to high grade, 10,200 ppm uranium. Of the 69 CRMs submitted, CRMs with field ID STD-1, STD-3, STD-4 and STD-5 generally returned U ppm values well within accepted ranges. CRM STD-2 consistently returned values at least 100 ppm above the published value. The authors concluded that it is likely that the high assays of STD-2 are due to a problem with CRM preparation at source rather than a systematic problem in the laboratory.

Blank material was sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Results returned from this material were very low, with 63 of 64 blanks returned assaying less than 20 ppm U. One blank returned a value of 46 ppm U, which, while elevated with respect to average returned, is still negligible. This sample was in a part of the sample sequence with generally low uranium values, and as such, lab contamination is not suspected. The problem was considered to with the blank material itself so a re-run of the coarse reject was recommended.

Thirty-three of 40 pairs of duplicate samples had a relative difference of less than 100 ppm uranium. This indicated to the authors that there was reasonable sample homogeneity in mineralized CMB rocks.

A total of 115 check assays representing all samples, both rock and drill core, greater than 1,000 ppm U were analyzed by SGS XRAL, in Toronto, Ontario, using the procedure ICA-50 for uranium, with results returned as %U3O8. Results from the check assays were on average 0.02% U3O8 lower than those received from Actlabs. A maximum difference of 0.11% U3O8 was observed, with a minimum of -0.38% U3O8. This last result was considered likely due to a laboratory issue rather than extreme variability in the sample material. When this sample was discounted, the minimum difference became -0.01 %U308.

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A total of eight CRMs were submitted with the check assay shipment. Results from the analysis of the CRMs were different from those sent to Actlabs, with STD-2 assaying approximately 60 ppm less than the published values in four out of four CRMs analyzed. The higher grade CRMs returned progressively larger differences between the published and returned %U3O8 values, with STD-5 returning a value of 370 ppm U less than the expected. Wilton and Cunningham-Dunlop (2005) recommended that this discrepancy be discussed with SGS and the samples re-run to confirm the results.

The overall interpretation from the reviewed data was that the project analyses reflected mineralization tenor at the Project.

14.2	Roscoe Postle Associates Inc., 2006

Roscoe Postle (Agnerian, 2006) collected a total of 18 samples of split core; six from a hole of the 2006 drill program by Fronteer, and 12 from two legacy Brinex drill holes, and sent them to SGS Laboratories in Don Mills, Ontario, for independent assays for uranium. The Roscoe Postle samples confirmed the presence of uranium, but the analytical results were approximately 50% lower than the Fronteer and/or Brinex assays. The differences were, in Roscoe Postle’s opinion, due to the different assay methodologies at the two laboratories, ActLabs and SGS, and not cause for concern (Agnerian, 2006).

Roscoe Postle also had SGS perform density measurements on the core samples submitted for analysis (Agnerian, 2006). Results of this program are discussed in Section 13.7.

Portions of seven drill logs were reviewed, one from the Fronteer 2006 program that twinned an earlier Brinex drill hole, and six from the legacy Brinex drilling. Roscoe Postle concluded that the drill hole logging and data recording procedures were in keeping with industry standards (Agnerian, 2006).

Results of the Brinex legacy QA/QC programs were reviewed. Results are summarized in Table 14-1, taken from Agnerian, (2006).

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Figure 14-1: Brinex Check Assay Results

Table from Agnerian, 2006

Roscoe Postle concluded that:

“the large percentage difference in the first group is expected for lower concentrations and the higher concentration represent a small percentage of the total number of assays. RPA, therefore, considers the Brinex check assay results to be reliable and acceptable.”

As a result of these checks, Roscoe Postle (Agnerian, 2006) considered the analytical data reviewed in the 2006 database to be of sufficient quality to support mineral resource estimation.

14.3	Cunningham-Dunlop and Valenta, 2006

As part of preparation of a technical report, Cunningham-Dunlop and Valenta, (2006) reviewed the results of the QA/QC programs in place during the 2006 drill program.

In general, most CRMs showed acceptable values, within two to three standard deviations of the published results. Errors noted were considered primarily to be the result of mis-labelled samples, or sample mix-ups. However, STD-2 typically consistently returned higher than published values.

Blank material was again sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Results returned from this material were very low, with 84 of 87 blanks returned assays less than 25 ppm U. This would indicate low to negligible levels of contamination at the laboratory.

Core duplicate data was not fully assessed. A preliminary review of the values indicated duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks.

The overall interpretation from the reviewed data was that the project analyses reflected mineralization tenor at the Project.

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14.4	AMEC, 2006

AMEC (2006) reviewed the existing data which consisted of standard sample insertions, blank sample insertions, and core re-sample insertions. Also included was an evaluation of the ICP and DNC (delayed neutron counting) data which was determined for all samples.

AMEC (2006) discovered small, insignificant biases for standard results for both the 2005 and 2006 data. Accuracy was deemed to be adequate. Blank samples indicated that no significant contamination was occurring during the sample preparation process. Comparison of ICP and DNC data indicated that the 2005 data showed good agreement, but that there were some unacceptable biases between the methods in 2006. The biases appeared to be related to different properties or portions of properties.

AMEC recommended that the biases be investigated to discover the source and possibilities of remediation of the biases. Core re-sample insertions consisted of the original sample (half core) and a second sample (quarter core). The quarter-core results were found to be somewhat biased relative to the half-core results, and AMEC recommended that the source of the biases be investigated. AMEC also recommended that Michelin obtain the QA/QC data from Actlabs, especially the pulp duplicate data so that precision could be evaluated. Check assays were in progress, but the results were not available for review at the time of the report.

14.5	Cunningham-Dunlop and Giroux, 2007

Cunningham-Dunlop and Giroux (2007) reviewed results of the 2006 drill program. During the operating season, changes were made to the methodology by which ActLabs processed samples, and a change in CRMs used. Cunningham-Dunlop and Giroux (2007) note that there was a noticeable improvement in the results processed after August 2006, when the new standards were used.

CRM data were reviewed. In general, most CRMs showed acceptable values, within two standard deviations of the published results. The exception was STD-2, which on enquiry, was found not to have been round-robin analysed in the same manner as the other CRMs, and STD-4, which may have been affected by an Actlabs protocol requirement at the time. The mass of the DNC sample of some of the Fronteer CRMs; the quantity of sample analyzed is quite variable and commonly less than 1 g. ActLabs consistently uses approximately 1 g of sample in their DNC analysis for their internal QA/QC and as a result, some of the Fronteer CRMs did not have enough material to ensure a 1 g sample was analyzed.

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As part of the investigation into the varied results of the CRMs, four samples each of Standard 1–4 were sent to ALS-Chemex for U-NAA05 analysis in early September 2006. All results were well within the acceptable limits and this led to further discussions with ActLabs to determine the cause of inconsistencies. The action plan was to devise standards from mineralization from the Project for use in additional drill programs.

Blank material continued to be sourced from a large gabbroic boulder on the southern shore of Kaipokok Bay. Assays returned from this material were generally less than 25 ppm U, and only three blank samples returned elevated levels of uranium. This would indicate low to negligible levels of contamination at the laboratory.

Cunningham-Dunlop and Giroux (2007) concluded that analytical data reviewed to be of sufficient quality to support mineral resource estimation.

14.6	Wilton et al., 2007

During the 2007 drill program, six Canmet CRMs were used. Part way through the program STD 1 was replaced by STD 1A because STD 1 was no longer available from Canmet. A total of 13 CRMs were considered to have failed. STD-2 continued to return the worst results. A number of failures were identified to be the result of sample mix-ups. Results of the blank material indicated low to negligible levels of contamination at the laboratory. A review of the core duplicate analyses indicated that duplicate pairs returned similar values suggesting homogeneous distribution of uranium mineralization in the rocks.

Wilton et al., (2007) concluded that the data reviewed were of sufficient quality to support mineral resource estimation.

14.7	Technetium Consulting Ltd, 2008

Thompson (2008) reviewed data for standards, blanks, core re-sample samples, and pulp duplicate data pairs generated in 2007. Standards showed small, but acceptable biases relative to best values and the results were considered by Thompson (2008) to be sufficiently accurate. Core re-sample results showed no overall bias, but some properties showed significant biases. Pulp duplicate data showed that precision was generally better than ±10% and was considered to be adequate. Blanks samples showed no significant contamination resulting from sample preparation, but possible contamination due to inadequate purging of the ICP inlet system for two samples. Results of a comparison of DNC and ICP data were similar to the AMEC (2006) results

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which indicated that overall, there was no significant bias, but that some properties exhibit significant bias.

Thompson (2008) concluded that the data generated by Fronteer was sufficiently accurate and precise to be used for resource estimation purposes.

14.8	Technetium Consulting Ltd, 2009

Thompson (2009) reviewed the results of standards, core re-sampling, pulp duplicates, preparation duplicates, blanks, and the QA-QC results generated by Actlabs including standard and duplicate samples. Standard results showed small, but acceptable, biases for DNC data. ICP data showed that, in some cases, biases were large enough to be a concern. Core re-sample results showed that the quarter-core results were biased about 5% higher than half core which is consistent with results reported in AMEC (2006) and Thompson (2008). Pulp and preparation duplicate pairs indicate precision is generally better than ±10% which is adequate. (From the text of Thompson (2009), the difference between pulp and preparation duplicate samples is not entirely clear.) Blank samples showed no significant contamination during sample preparation. Actlabs standard samples were generally within limits indicating adequate accuracy; however, some failures were noted and recommended for follow- up. Actlabs pulp duplicate samples indicate that precision above about 50 ppm U is generally better than ±10% which is acceptable.

Thompson (2009) concluded that accuracy and precision for the 2008 data are adequate for resource estimation.

14.9	AMEC 2009 QA/QC Review

AMEC was provided with check assay data for 2005, 2006, and 2007. Those data were evaluated to investigate consistency with conclusions by AMEC (2006) and Thompson (2008).

14.9.1	2005

In 2005, 107 check assays were performed and one was excluded as an outlier. SGS-XRAL was the check laboratory and utilized an aqua regia digestion followed by ICP determination of uranium. Results show a bias of about 8% is indicated. ICP analyses are biased negatively relative to the Actlabs DNC data. This is more or less consistent with the Actlabs ICP to DNC comparison noted by AMEC (2006). Ultimately, the difference may be an artefact of the different methods used for the analyses.

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Fronteer (Goode, 2007) attributes the observed negative bias to samples, predominantly from the Michelin deposit, that have a portion of their total uranium content contained in the refractory minerals zircon (approximately 9%) and titanite (approximately 3%); these minerals resist dissolution in aqua regia.

AMEC recommends that 30 samples (Michelin area) classified as containing refractory minerals and 30 samples (Jacques Lake area) classified as free of refractory minerals be submitted along with six CRMs, blind and in random order, for uranium analysis by a commercial laboratory holding a current ISO or equivalent certification using an assay method that will not be affected by the presence of refractory minerals.

14.9.2	2006

In 2006, 821 check assays were performed and no outliers were omitted. ALS Chemex was the check assay laboratory and utilized an XRF procedure for the analyses. Actlabs DNC data were compared to the ALS Chemex XRF data. A significant bias of about 6% is indicated. ALS Chemex is negatively biased relative to ActLabs. Investigation of the data by grade ranges indicates that results below about 1,050 ppm U are not biased, but ALS Chemex results above 1,050 ppm U are negatively biased, relative to Actlabs, by approximately 10%. This issue is discussed in Section 14.9.4.

14.9.3	2007

In 2007, 143 check assays were performed and ten outliers were omitted. SRC (Saskatoon Research Council) was the check assay laboratory and utilized a DNC procedure for the analyses. In this case, the analytical procedures for the primary laboratory (Actlabs) and the check laboratory (SRC) were the same. A small bias of about 3% (SRC is biased positively) is indicated. That bias is considered by AMEC to be within reasonable limits and is not cause for concern.

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14.9.4	Discussion on DNC Analyses

Following review, AMEC concluded from the QA/QC data available that assays below 0.1% U (0.1179% U3O8), irrespective of analytical technique or laboratory performing the analysis, had acceptable agreement.

However, AMEC considers that there is a potential issue with higher-grade U assays. It is unclear whether there is a consistent potential bias between the DNC methods and the other analytical techniques for analytical data above 0.1% U (0.1179% U3O8) for all drill programs; whether there was an issue in the Actlabs procedures employed during the pre-2007 drill programs for higher-grade material, which was subsequently remedied for the 2007 and 2008 drilling; whether there is a difference in the underlying mineralogy between deposits that is causing some ICP assays to acceptably compare with the DNC assays in some deposits but not in others; or whether there may be mineral matrix issues that affect accuracy of any or all of aqua regia digest ICP, XRF, and DNC analytical methods.

AMEC has accepted the analytical data for use in mineral resource estimation for this stage of the Project because the higher-grade assay values are capped for all deposits in the mineral resource estimates, thus limiting the impact of any high bias.

However, AMEC considers that the issue could locally present an unknown risk to mineral resource estimates for the Project for future more detailed studies, and thus recommends that Fronteer investigate the issue.

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14.10	AMEC 2009 Site Visit

During the week of 20 September, 2009 AMEC traveled to Goose Bay Labrador and conducted a site visit of the Project. Before the visit, AMEC selected six drill hole mineralized intercepts, one from each of the areas for which mineral resource models had been constructed, and asked to view the core and visit each of the drill hole site locations. AMEC brought along a scintillometer to confirm the radioactivity of the mineralized intercepts. Drill holes selected for inspection are listed below.

	•	M07-62, Michelin

	•	JL06-20, Jacques Lake

	•	RZ-06-02, Rainbow

	•	N07-006, Nash

	•	G07-005, Gear

	•	I07-006, Inda.

AMEC inspected the core from each of the selected drill holes and verified the radioactivity with the scintillometer. AMEC found the core to be in good condition and the core boxes to be clearly labelled with metal tags. Visual inspection by AMEC confirmed the core recovery to be excellent.

To inspect the drill hole locations Aurora contracted a helicopter, and using a hand- held GPS AMEC and Fronteer staff were able to find all of the drill site locations. AMEC found most of the drill holes to be clearly marked, but not all. AMEC recommends that all of the sites be marked with a metal cap stamped with the drill hole number. AMEC reviewed the chain of custody for core handling, and found the procedures to be adequate and documented.

AMEC collected split core from drill hole G-07-005, interval 358 m to 359 m. AMEC sent the core to ACME Laboratory in Vancouver British Columbia, to verify that the radioactivity is in fact coming from uranium. ACME had not previously assayed any samples from the project. Analyses confirmed the presence of uranium mineralization.

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14.11	AMEC 2009 Twin Hole Data Review

AMEC compared eight sets of twinned holes from the Michelin deposit. The original drill holes were drilled by Brinex, with the twin holes completed by Fronteer. Holes compared are listed below.

	•	TWM05-092, M70-092

	•	TWM05-174, M76-174

	•	M69-077, M08-102A

	•	M76-154, M07-082

	•	M07-084, M79-248

	•	M76-150, M07-086

	•	M69-079, M08-097.

AMEC used an in-house Fortran program to compare the twin holes. The program plots histograms of the drill data side by side, summary statistics, the separation distance, and also the cumulative meter times grade value. AMEC found the twin holes in general to match very well (Figure 14-1), and that data from the Brinex core drill programs could be used to support mineral resource estimation.

14.12	AMEC 2009 Database Review

AMEC worked directly with ActLabs to have Aurora assays from the 2005, 2006, 2007, and 2008 drilling seasons made available to AMEC to check against the Aurora drill hole database. AMEC selected 855 assay samples from the ActLabs data and related this data to the estimation drill hole database within Access®. AMEC found no major transcription errors that could effect grade estimation; some minor errors were found, which consisted of truncation of decimal part per million assay values. These are not considered significant, and AMEC accepted the analytical data as suitable for supporting mineral resource estimation.

AMEC is aware that Aurora has staff in place to perform database management and recommends that their work be incorporated into the next modeling/grade estimation iteration.

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Figure 14-2: Twin Hole Comparison

14.13	Comments on Section 14

Based on review of previous reports and AMEC’s evaluations, AMEC concluded that:

	•	Precision is generally adequate for resource estimation

	•	Accuracy is generally adequate for resource estimation

	•	Fronteer should investigate a potential issue with respect to the

	•	Data for 2007 and 2008 exhibit small, insignificant biases. Accuracy and precision are believed to be adequate.

•

Review of twin drill hole data indicates that the Brinex data is sufficiently similar to analytical and geological data generated in Fronteer drill programs, and can support mineral resource estimation.

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15.0	ADJACENT PROPERTIES

There are no adjacent properties at the same stage of development as the Project.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testwork

During the 1970s, the metallurgical response of the Michelin deposit was tested by Brinex. Work from those programs has not been utilized in this study. AMEC has seen discussions of the Brinex work being used as a reference for comparison with results obtained by SGS, for example in the grinding studies discussed in the Micon (2009) and SNC-Lavalin (2007) reports. However, AMEC has not viewed any of the Brinex data.

Metallurgical testwork that supports the PA is based on coarse assay rejects or quarter drill core from the 2006 Fronteer drilling program. Samples were selected and composited to represent different depths and rock types from the Michelin, Jacques Lake, and White Bear deposits. Most metallurgical testwork was performed by SGS Minerals Services (SGS), located in Lakefield, Ontario. SGS is independent of Fronteer. The metallurgical laboratory is a leading provider of metallurgical services globally to the minerals industry. The metallurgical portion of the facilities is not ISO- accredited, although the analytical facilities of the SGS Group have ISO-17025 accreditation.

Recent testwork has looked at all aspects of conventional processing as well as heap leaching and radiometric sorting. The studies concluded that resin-in-pulp (RIP) was a preferred process option. Counter-current-decantation (CCD) and belt filtration followed by solvent extraction (SX) were deemed to be less favourable. SGS operated a leach-RIP pilot plant, a continuous tailings neutralisation pilot plant, and, with Outotec, continuous thickening pilot plant tests.

Outotec is independent of Fronteer. The company is a leading global provider of process solutions, technologies and services for the mining and metallurgical industries. It is not ISO-accredited.

16.1.1	Mineralogy

SGS completed mineralogical studies on a composite sample of Michelin mineralized material, composite feed samples of Michelin and Jacques Lake mineralization from the pilot plant, and pilot plant tailings.

These show that the uranium in Michelin mineralized material is mostly present as lead–uranium minerals, and typically is finer than 15 µm in grain size. About 9% of the uranium is present in titanite and 3% in zircon, both of which are refractory minerals. This suggests that uranium leach extraction will be limited to about 88%, and leach

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tests generally confirm this finding. Sulphide sulphur levels at Michelin are low, generally less than 0.01%, and calcite levels are typically 0.7% as carbonate. Michelin mineralized material typically contains up to 2% magnetite and some uranium is locked in magnetite grains.

Jacques Lake mineralized material has similar associations between uranium, lead, zircon, and titanite. Jacques Lake mineralization contains low sulphur levels, generally <0.01%, but typically more than 2% carbonate, which is far higher than the Michelin deposit.

Analyses on the White Bear and Rainbow mineralized material shows similar carbonate levels to Michelin, but slightly higher sulphide sulphur levels.

16.1.2	Comminution

Initial comminution tests show that the Bond ball mill work index for Michelin mineralized material is about, or less than, 10 kWh/t when ground to 80% passing about 100 µm. The corresponding Bond ball mill work index for Jacques Lake and White Bear samples is about 8 kWh/t. The rod mill work indices were determined on three Michelin samples. The values for the mineralized material and the hanging wall waste are substantially lower (4.2 kWh/t and 5.2 kWh/t respectively) than the corresponding ball mill work index, indicating that pebble formation during semi- autogenous grind (SAG) milling is not likely. Footwall waste has similar rod and ball mill work indices. There is no difference in the comminution parameters of Michelin mineralized material with depth.

The ball mill work index of Michelin mineralized material samples is very dependent on the closing screen size or 80% passing size of the ground product. Bond ball mill indices at 80% passing 122 µm and 64 µm were 5.6 kWh/t and 14.1 kWh/t respectively.

Abrasion indices on Michelin mineralized material were low at less than 0.1 g for mineralization and hanging wall waste and 0.2 g for footwall waste.

A second series of comminution tests, conducted by SGS in 2008 with assistance from Contract Support Services (CSS) and J. Starkey, confirmed these data. Both CSS and J. Starkey are independent consultants specializing in comminution testing and equipment sizing/design.

Formal grinding testwork has not been done on Rainbow mineralized material but batch laboratory preparation procedures indicate that this material has about the same grinding characteristics as Michelin mineralized material.

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16.1.3	Physical Concentration

Attempts to recover uranium by gravity processing were unsuccessful. Attempts to gravity-concentrate zircon and titanite, which contain about 12% of the uranium in the mineralized material in a refractory form, were partially successful. Magnetic concentration extracted magnetite but regrinding and leaching failed to improve overall uranium recovery. These results offer very little encouragement for a viable method of enhancing uranium extraction. No additional work is planned.

16.1.4	Leaching

At SGS a composite sample of Michelin mineralized material was subjected to a carbonate leach using a sodium carbonate/bicarbonate solution, a temperature of 120[0] C, and an oxygen partial pressure of 500 kPa. Samples were taken periodically during the eight-hour leach time and assayed to determine the kinetics of uranium extraction. The ultimate extraction was found to be 64%, and kinetics showed that far longer times or more aggressive conditions would be needed for reasonable extraction levels – if indeed they could be achieved. No additional carbonate leaching tests are planned.

SGS has performed many acid leach tests to explore leach parameters and investigate the effect of sample origin. Michelin mineralized material responds well (88% uranium leach extraction) to an ambient temperature, 36 hour leach, at a pH of about 1.8 with sodium chlorate as an oxidant. Acid consumption is about 30 kg/t. There is little variation in leach response with depth below surface.

White Bear samples responded in a similar way but gave higher extraction (~95%).

Jacques Lake mineralized material responds well under the same leach conditions (91% uranium leach extraction) but acid demand is far higher than Michelin at about 110 kg/t, undoubtedly due to the higher carbonate content of the mineralized material. The possibility that barren carbonate could be physically extracted from the mineralized material prior to leaching via radiometric sorting has been conceptually examined. Results are sufficiently encouraging that additional tests should be done.

SGS performed some leach tests in which acid was added for dissolution and a mixture of air and SO2 was used as the oxidant. In another test, air and SO2 was used to both provide the required acid and the oxidant. These tests all yielded about 88% uranium extraction. Subsequent studies indicate that SO2/air is more economic, and is preferred, because it eliminates chloride from the system and SO2 can be obtained from the sulphur-burning acid plant required as part of the proposed Project development.

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Following bench tests and analysis of data on Michelin and Jacques Lake mineralized material, SGS prepared almost 2 t of feed for a continuous leach-RIP pilot plant. The feed was prepared from approximately 1,400 coarse assay rejects prepared from half-core samples submitted to Activation Laboratories for analysis. SGS commissioned the pilot plant in late 2007, and operated three campaigns in early 2008. The leach pilot plant provided 36 hour leach retention time and used air and SO2 (introduced as H2SO3) as the oxidant. Leached mineralized material was processed through a RIP circuit for uranium recovery.

Results from the pilot plant confirmed the effectiveness of both the air/ SO2 leach and the RIP process. Leach extraction profiles from the pilot plant indicated that design leach residence time should be increased to 54 hours from the 36 hours used in the pilot plant.

A sample of Michelin mineralized material was screened to form -19+12.5 mm, -12.5+9.5 mm, and -9.5+3.3 mm fractions, which were then acid leached under simulated heap leach conditions over an 18 day period. Uranium extractions were 71%, 65%, and 76% respectively suggesting that heap leaching or in-stope leaching might be viable. Although the leach efficiency is encouraging, size degradation of the mineralized material was significant and heap permeability is questionable.

SGS was shipped almost 3 t of full HQ core (63 mm diameter) from the Michelin (fanned holes MM08-01, 02, 03) and Jacques Lake (fanned holes JLM08-01, 02) deposits to more completely explore the heap leach possibility,. SGS subjected these samples to column testing, as well as ground mineralised material agitated leach tests, and bottle roll simulation heap leach tests. The core was coarsely crushed and composited then processed to make test feed material. Overall grades were approximately 0.063% U and 0.039% U for the Michelin and Jacques Lake samples respectively.

Michelin material proved reasonably amenable to heap leaching. In contrast, Jacques Lake mineralized material needs fine crushing to show high recovery. However, it is apparent that acid consumption becomes very high at the fine crush size.

Additional data analysis and preliminary engineering/economic studies should be performed to see if heap leaching has a place in the Michelin Project extraction process. These studies should focus on a seasonal-type operation with suitable allowances for the adverse climate.

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16.1.5	Liquid–solid Separations

Outotec was engaged to complete pilot-scale thickening testwork on pilot plant feed and pilot plant leached solids. The standard 0.094 mm Outotec pilot unit was used. This has been shown to be an excellent predictor of full-scale thickener performance. The experimental data and Outotec recommendations for a 10,000 t/d operation (456 t/h) are for a 30 m diameter high-rate thickener pre-leach and post-leach.

SGS completed filtration testing on leach residue during the 2007 test program. Residual filter cake moisture values below 20% were obtained at throughputs of 2.7 t/m2/h (form and dry times only and without scale-up factor). This rate would be reduced when wash time and scale-up factors are applied but confirm that belt filters are a viable option for the Michelin process plant.

Economic analyses show that a RIP circuit is optimal. However, the RIP plant will benefit from a thickener before leaching and after RIP. These thickeners will maximise uranium extraction and minimise leach equipment sizing, acid addition, neutralisation reagent demand, and water requirements. The two thickeners will likely be 30 m diameter high-rate units as proposed by Outotec.

16.1.6	Uranium Extraction – SX, IX, and RIP

Initially SGS performed two resin-in-pulp (RIP) ion exchange (IX) tests on leach slurries generated from Michelin mineralized material. The IX distribution data obtained were quite normal. SGS performed eight series of solvent extraction (SX) tests. Recent bench tests examined extraction isotherms and kinetics and again showed that both SX and IX are effective methods for extracting uranium from Michelin and Michelin–Jacques Lake leach solutions. Study of the test data combined with an economic analysis made it clear that RIP is the preferred process route. As discussed above, it was decided to operate an integrated leach-RIP plant to confirm that RIP was a suitable process.

The leach–RIP process operated for several weeks with resin being loaded, eluted, and recycled. The resin used was a strong-base, gel-type resin marketed by Purolite for RIP applications as A660/4759. Average RIP extraction was excellent at 99.7% for Michelin feed and 99.6% for 70/30 Michelin–Jacques Lake feed. Resin was eluted using a split elution technique and either 150 g/L or 200 g/L H2SO4 at ~45ºC. SGS assayed the resin for trace elements over a 16 day period and observed that nothing was accumulating other than silica, which is readily controlled.

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It is concluded that RIP is the optimal process for the proposed Michelin mill. Some additional testwork on elution, silica control, and eluate handling is justified but otherwise, the process is acceptable.

16.1.7	Eluate Upgrading

Fronteer, in conjunction with HW Process Technologies, Inc., has investigated the use of an Engineered Membrane Separation (EMS) system to separate acid from the eluate. HW Process Technologies, Inc. is independent of Fronteer, and is a leader in proprietary solution treatment processes for the natural resource development industry.

The EMS process has been studied for an almost identical stream in a Saskatchewan uranium mill. Essentially, the EMS system separates the strong eluate into two streams, one amounting to about 90% of the volume and containing very little uranium and the 10% stream containing almost all the uranium. The ratio of uranium to acid is thus improved by a factor of about ten. This will improve uranium recovery and vastly reduce reagent consumption in subsequent processing steps.

The EMS system needs additional study to confirm the long-term effectiveness and practicality. It is believed that other uranium producers will implement this system in the near future and practical experience should become available.

16.1.8	Product Precipitation

The envisaged process for the conceptual Michelin mill uses RIP for uranium extraction and strong sulphuric acid elution. Although strong acid eluates are commonly processed by SX, Rio Algom used a two-stage precipitation process, LAMIX, at its Panel and Stanleigh mines (Edwards and Oliver, 2000). The LAMIX process involves limestone neutralization of excess acid followed by magnesia precipitation of a mixed magnesium diuranate/uranyl hydrate typically containing less than 2% Mg. The LAMIX process is one option for the Michelin mill.

An alternative process that produces a purer uranium product involves the use of hydrogen peroxide for the final precipitation step. This process, used at a Saskatchewan mill for more than 20 years, yields a pure product but introduces an additional and costly reagent, hydrogen peroxide, to the process (Edwards, 1997; Bharadwaj et al., 1996).

Magnesia and peroxide precipitation tests were performed in parallel. Uranium precipitation in both cases was very high (99.9% and 98.7% respectively) but as

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expected there was a marked difference in the impurity levels in the two products. The impurity levels in the LAMIX product are far higher than those of the peroxide product and several LAMIX product impurity assays exceed the standard specification for uranium concentrates.

Continuous tests, combined with EMS processing tests, are required to choose between these two product precipitation options. Conceptually, EMS eluate upgrading followed by peroxide precipitation is a very attractive process.

16.1.9	Neutralization Tests and Environmental Parameters

Various batch neutralization tests were performed during the program that commenced in 2006. These indicated that there were no issues with tailings neutralization and the treatment of tailings decant.

A continuous neutralization pilot plant processing several hundred kilograms of RIP tails was conducted as a part of the 2008 pilot plant. The pilot neutralization plant comprised four reactors with a total residence time of about four hours, and used finely-ground limestone in the first two tanks and lime slurry in the last two tanks. Various target pH values were investigated, and reagent demand and effluent quality monitored.

At the end of the neutralization pilot plant, the tailings from the different run segments were combined and shipped to Golder Associates in Saskatoon for paste backfill work. Golder Associates is independent of Fronteer, and has international expertise in ground engineering, earth, and environmental services.

Decant was taken from the neutralized tailings and assayed by Saskatchewan Research Council (SRC) before and after treatment with barium chloride. SRC is also independent of Fronteer, and specializes in research, development, design, consultation, innovation, and investigation in, and commercialization of, the natural and management sciences.

As well as barium chloride for radium control, ammonium nitrate was added to the tailings decant to simulate the ammonium nitrate commonly found in underground mine water. The tailings decant was then shipped to HydroQual in Calgary for toxicity testing. HydroQual, which is independent of Fronteer, is an environmental engineering and consulting firm.

Toxicity test conditions were followed according to the “Reference Methods For Determining Acute Lethality Of Effluents To Rainbow Trout” (Report EPS 1lRMl13

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Second Edition-December 2000 and May 2007 amendment), and “Daphnia magna” (EPSl1lRM114 Second Edition - December 2000).

All test parameters were maintained within the recommended levels outlined in the reference methods. The treated decant sample was considered to be non- toxic to rainbow trout and Daphnia magna, since less than 50% of the test population died in the 100% effluent (LC50 >100%). More specifically, there were no deaths in either test population indicating a very benign treated decant.

These most recent tests confirm that there are no significant concerns with the metallurgical process regarding tailings neutralization and the treatment of tailings decant.

16.2	Projected Process Recovery

Uranium recovery is projected to average 88%, but may be slightly higher with RIP because the soluble loss associated with a liquid–solid separation step is eliminated.

16.3	Proposed Process Design and Criteria

16.3.1	Selected Process Option

Based on the testwork results and economic analysis, the RIP process option (previously referred to as Option 3) was selected for the proposed Michelin process facilities. A block flowsheet diagram of the conceptual process is included as Figure 16-1.

The underground and open pit run-of-mine mineralized material is dumped into a hopper provided with a grizzly and a rockbreaker. Mineralized material is crushed to 80% passing 150 mm, then conveyed to an outdoor stockpile providing one day retention time or 10,000 t live capacity. Mineralized material is withdrawn from the stockpile and ground as a slurry to 80% passing 90 µm in a circuit including a SAG mill, ball mill, and classifying cyclones. The fine particles in the cyclone overflow are screened to remove any coarse oversize that would interfere with the RIP operation, then thickened to about 70% solids using a high-rate thickener and the thickener overflow returned to the grinding circuit.

Thickener underflow is pumped to the first of a train of six leach tanks where the mineralized material meets recycle solution from the RIP tailings thickener which is added to reduce fresh acid demand, introduce ferric iron to promote leaching, and conserve water and heat. Additional fresh acid is added along with an oxidant in the

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form of air and SO2 obtained from the sulphuric acid plant. Substantially all of the readily leached uranium is dissolved during the 54 hour leach period.

Figure 16-1: Block diagram of Planned Michelin Process Facilities

Note: “ore” in this figure is used to denote mineralized material. No mineral reserves are declared for the Project.

At the end of the leach train, the slurry is pH-adjusted upwards to maximize uranium loading and minimize silica extraction, and also diluted from about 60% solids down to 50% solids for transit through the RIP section of the plant. The RIP section consists of eight tanks provided with screens to retain the resin. When the resin in the lead tank becomes fully loaded, the tank is switched out of service and the second tank becomes the lead tank while the fully loaded resin is eluted. This sort of operation is termed a “carousel” system. The total slurry residence time through the RIP loading section is two hours, while the resin, at a volume concentration of 15%, spends about 30 hours in the RIP loading circuit.

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The barren slurry exiting the RIP loading section is passed over a linear screen to catch any ion exchange resin that might have escaped. The barren slurry is then thickened in a high-rate thickener to recover excess water. The water, which contains excess acid and ferric iron useful as an oxidant, is recycled back to the head of the leach circuit, to the grinding circuit, and otherwise re-used. The thickener underflow is sent to neutralization.

Loaded resin from the RIP plant is eluted using warm (45°C) sulphuric acid in a multi-batch system such that just three bed volumes (BV) of eluate are needed for substantially complete elution. Eluate is sent to uranium precipitation while eluted resin is water washed to remove bisulphate ion and conserve acid then either returned to the RIP loading section or (one batch in twenty) sent to silica removal processing. The latter consists of a wash with a dilute caustic soda solution.

As noted earlier, the eluate might be processed through an EMS system to lower the acid/uranium ratio, in which case recovered acid will be sent to either elution or to acid leaching. Excess acid in the eluate (pre-concentrated or otherwise) is then neutralized with limestone and the resulting gypsum sent to either (a) leaching to allow recovery of any co-precipitated uranium; or preferably, (b) with co-precipitated uranium virtually zero, to tailings neutralization. Uranium is then precipitated using either magnesia or hydrogen peroxide and magnesia.

Uranium precipitate slurry is thickened, washed and dewatered in filters or centrifuges, then dried in an indirectly-fired type of drier. Dried product is packed in 210 L LSA drums in an automated drum-filling station. Loaded drums containing about 300 kg of product are then packed in standard 20 foot shipping containers for transport to market.

After screening for resin recovery and thickening, the RIP tailings are neutralized with limestone (ground to -44 µm) then lime with air injection to ensure oxidation of ferrous to ferric and its precipitation. Neutralized tailings are then either sent to a paste backfill plant or to the tailings storage area.

If utilized, the paste backfill plant includes the filters and binder mixing facilities (cement and fly ash) needed to prepare a paste suitable for backfilling the underground mine stopes. The amount of material sent underground is maximized to reduce the amount of tailings to be stored on surface.

The tailings sent to the tailings storage area settle and release excess water. This is collected in a decant surge pond and returned to the process plant for re-use. Any excess is treated with barium chloride and ferric salt to control radium, filtered and then sent to a monitoring pond. Water in the monitoring pond is analyzed to ensure that it

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complies with all regulations then either released to the environment or reprocessed through the decant treatment process.

Ancillary process facilities include a sulphur-burning sulphuric acid plant to produce approximately 500 t/d of sulphuric acid and the SO2 needed for leaching. Other facilities include a lime kiln to calcine coarse limestone to lime (located at the port site) and a lime slaking plant located at Michelin. Finely-ground limestone slurry, used to neutralize eluate and tailings slurry, is generated from limestone fines in a grinding circuit located at Michelin. Other process reagents are stored, mixed, and distributed as required.

Other process options should be examined as follows:

•

Comminution alternatives. The base cases consider coarse crushing of mineralized material, SAG and ball milling. A process avoiding crushing with run- of-mine mineralized material fed directly to the SAG mill should be evaluated. At some stage in the future, comminution circuits incorporating fine crushing, high pressure grinding rolls (HPGR), and pebble milling should be evaluated. These alternatives could lead to capital and operating cost savings.

•

Heap or in-stope leaching. Preliminary tests have shown that partial extraction of uranium can be obtained by leaching coarse mineralized material over a prolonged time period. This might be exploited by heap leaching on surface or in underground stopes. Coarse mineralized material leaching might be a viable way to treat low grade mineralization.

16.3.2	Process Design Criteria

The principal design criteria for the Michelin mill are as presented in Table 16-1.

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Table 16-1: Principal Design Criteria for Mill

Item	Units	Data
Processing rates
Design mill tonnage	t/d	10,000
Instantaneous design tonnage	t/h	456.25
Uranium grades and production
Average feed grade	% U3O8	0.07
Design feed grade	% U3O8	0.11
Grinding (basis 30% Jacques Lake)
Bond work index	kWh/t	10
Target grind (80% passing)	micrometres	90
JK A parameter		78
JK b parameter		60
JK ta parameter		0.61
JK Mia parameter		12.3
Bond abrasion index	g	0.1
Leaching
Leach residence time	h	54
Leach percentage solids	%	60
Acid added - Michelin mineralized material	kg/t mineralized material	30
Acid added - Jacques Lake mineralized material	kg/t mineralized material	60
SO2 demand - Michelin & Jacques Lake mineralized
material	kg/t mineralized material	2
Resin-in-pulp
Percentage solids in RIP feed	%	50
Resin concentration	Vol %	15
Resin loading (net)	g U3O8/L	45
Elution acid strength	g H2SO4/L	150
BV acid for elution	Number	3
Resin regeneration
Assumed percentage regeneration	%	5
LAMIX U precipitation
Limestone demand	% stoich	110
Magnesia consumed	kg/kg U3O8	0.25
Limestone-peroxide precipitation (alternate)
Magnesia consumed	kg/kg U3O8	0.15
Hydrogen peroxide demand (70% basis)	kg/kg U3O8	0.26
Tailings neutralization (no recycle)
Limestone demand (100% CaCO3 basis)	kg/t mineralized material	14
Lime demand (100% CaO basis)	kg/t mineralized material	4
Decant treatment
BaCl2 dosage (as BaCl2)	mg/L	20
Ferric dosage (as Fe2(SO4)3.5H2O)	mg/L	30

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16.3.3	Reagents and Utilities

In the proposed Project development scenarios, raw materials such as sulphur, limestone, IX resin, and flocculants, are proposed to be landed at a new port facility near Postville. To minimize ship unloading times, the new port area includes extensive storage facilities for sulphur, limestone, and other supplies. Additionally, a kiln to convert coarse limestone to lime is proposed to be situated at the port.

The following subsections describe the proposed facilities.

Lime Kiln and Lime Slaker

The proposed development includes a kiln to produce lime from -75+25 mm limestone using fuel oil as a heat source. The proposed lime kiln will be located at the new port near Postville because it is less costly to transfer lime to Michelin than the fuel oil and limestone needed for its preparation – lime is 56% of the mass of the limestone used for its preparation.

Coarse limestone will be retrieved from a stockpile by front end loader and placed in a hopper from which it will be elevated to the feed bin on the top of a vertical shaft kiln. Limestone will move down through the shaft where it will meet hot gases from the combustion of fuel oil and will thus be converted to lime. Lime will discharge from the bottom of the kiln through a discharge unit and be crushed and transported to Michelin by truck.

At Michelin, the lime will be blown from the blower trucks into a day bin holding about 100 t of lime. Lime will be withdrawn by screw conveyor and slaked in a 22 kW VertiMill slaking system supplied by Metso. Slaked lime slurry at about 20% solids will be stored in a surge tank and disturbed through the process plant through a ring main.

Sulphuric Acid

Prilled sulphur will be imported to the new port, stored in the dock area, and periodically transported to Michelin where the 500 t/d sulphuric acid plant is proposed to be located. Sulphur will be dumped into a hopper, withdrawn to a melt pit, filtered to remove impurities, and burned in air to form sulphur dioxide, which will then be catalytically converted to sulphur trioxide. The sulphur trioxide will be absorbed in weak sulphuric acid to make concentrated sulphuric acid containing 98.5% H2SO4.

Sulphuric acid is to be stored in a tank located in the same bermed area as the leach tanks, which also is the point where most of the acid will be used.

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The sulphuric acid plant generates a great deal of excess heat from the combustion of sulphur, oxidation of the sulphur dioxide, and adsorption of the sulphur trioxide. In the proposed development, the excess heat is used in the process plant and for building heating.

Limestone

Finely ground limestone will be used to do as much neutralization as possible since it is far cheaper than lime. Fine limestone is generally available from limestone quarries as “screenings” at lower cost than the sized lime required for lime kilns.

In the proposed project, fine limestone (-17 mm) will be unloaded at the port, stored near the dock, and taken to Michelin on a daily basis at an average rate of 263 t/d.

Limestone will be dumped into a hopper and conveyed to a holding bin. Limestone will be continually withdrawn from the bin and conveyed to a 2.7 m dia. x 4.3 m EGL grinding mill equipped with a 350 kW motor. Mill discharge will be classified in a double cyclone circuit to give a finished limestone slurry which is 80% passing 43 µm. Ground limestone will be stored in surge tank from which it will be circulated through the plant using a ring main.

Other Reagents and Supplies

Other reagents are expected to include flocculants, resin, grinding media, and magnesia, and potentially hydrogen peroxide. These reagents will be brought into to the new port in ISO tanks, drums, “Supersacks”, or other suitable containers, be stored at the dock, and transported to Michelin as required.

Heat

Excess thermal energy from the acid plant will additionally be able to heat the process plant during winter. A stand-by hot water heating plant will be available for use if the acid plant has to shut down during winter.

16.4	Tailings Management

The estimated volume of the tailings is approximately 40 Mm3 (Table 16-2).

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Table 16-2: Estimated Tailings Volume

Parameter	Value	Unit	Comment
Mineralization	58,000,00	t	AMEC (Michelin &
			Jacques Lake deposits)
Swell	1.04		Source: Appendix A,
			Sheet 8, Golder (2008)
Tailings	60,320,000	t
Specific Gravity	2.74		Source: Golder (2009).
			This is a change from
			Appendix A, Sheet 8,
			Golder (2008)
Void Ratio	0.8		Source: Appendix A,
			Sheet 8, Golder (2008)
Bulk Density	1.52	t/m3	Calculated. Value is
			slightly different to that
			cited in Appendix A, Sheet
			8, Golder (2008), as a
			result of the different
			specific gravity value used.
Tailings total volume	39,626,277	m3	Calculated.
Tailings to underground	nil		Based on AMEC revision
			recommending against the
			use of paste backfill
Tailings to be stored above	39,626,277	m3
ground

The tailings from Michelin and Jacques Lake have been assumed to be non-acid generating subject to confirmatory testing.

AMEC notes that all of the preferred sites for tailings disposal would likely cover fish habitat and therefore require placement on Schedule 2 of the Metal Mining Effluent Regulations (MMER). This is generally expected to complicate securing approvals and increase the length of time required to secure approvals. Given the volume of tailings and the project location, it does not appear practical to avoid all fish habitat.

Assumptions for the conceptual tailings disposal are:

•	All tailings are disposed to surface impoundments

•	Treatment of radium is required

•	No long term treatment

•	No acid rock drainage (ARD) or metal leaching concerns identified to date

•	A dry cover is required

•	Geomembrane as a low permeability element to the dam

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•	Suitable materials are available locally.

The dam was assumed to be faced with a low permeability geomembrane; however, the necessity should be carefully considered during future design stages. If additional geochemistry studies confirm that ARD will not be an issue and that water treatment will only be required during operation, then a dry dam (i.e., one not containing water behind it) may be preferred. Dry dams generally have a lower chance of failure and lower consequences if a failure does occur. Any consideration in changing this arrangement also needs to consider commitments/statements by Fronteer to stakeholders.

Based on the stage storage curve a tailings elevation of about 337 m is required. A dam crest of about elevation 340 m was assumed to allow for a decant pond and freeboard. At this elevation, a small saddle dam to the north is also required. Only 10 m contour information was available for this study, and no site visit was made.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The geological models, and mineral resource estimates based upon those models, were prepared in 2007 by Christopher Lee, P.Geo., an employee of Fronteer at the time the estimates were prepared.

Mineral resources were estimated for the Michelin, Jacques Lake, Rainbow, Inda, Gear, and Nash deposits.

17.1	Topography

The topography used to limit the block models was sourced from a digital terrain model constructed from an airborne survey in 2007.

17.2	Database Supporting Estimation

17.2.1	Michelin

The Michelin drill hole database contains 12,979 assays from 398 core drill holes and 597 channel samples. All drilling was completed prior to 2008, i.e., intercepts from the 2008 infill drilling are not included in the database that was used to support the mineral resource estimate. A total of 50 drill holes were rejected from the resource estimate for one of three reasons: the drill holes fell outside the main deposit area, they failed to intersect the mineralised domains, or there was a lack of data. The first two sets of rejected drill holes comprise 263 assays, which were removed from the database. The impact on the resource of rejecting these drill holes was deemed by Fronteer to be negligible. AMEC concurs with the removal and agrees that the impact is not significant.

The channel samples were not used in the estimation due to a lack of knowledge regarding sampling protocols (collection technique, sample size, etc.) and sample quality.

The resulting database contains 348 drill holes and 12,119 assays that were used to build the 3D solids in the resource model.

Fronteer’s mean SG value of 2.7 was used to estimate the tonnage of each block for the current estimate.

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17.2.2	Jacques Lake

The Jacques Lake database contains 3,594 assays from 83 drill holes. All drilling was completed prior to 2008, i.e., intercepts from the 2008 infill drilling are not included in the database that is used to support the mineral resource estimate.

All data were used in the modeling, but about a third of the data were excluded from the digitized domains, either because they were too far removed from the main zones of mineralization, or they were very low grade (i.e. less than 0.03% U3O8). The mean grade of the data captured within the mineralized domains is 40% higher than that of the total database.

A single average SG value of 2.79 was used to estimate tonnages for each block in the block model.

17.2.3	Rainbow

The Rainbow drill hole database contains a total of 432 assays from 29 drill holes. Of these, 352 were collected by Fronteer from 16 drill holes. The two mineralized domains described above captured 185 of the total assays, resulting in a 220% increase in average grade of the data to be used in the mineral resource estimate.

No SG data exist for the Rainbow deposit. Previous estimates by Brinex assumed a tonnage factor of 12, which corresponds to a SG of approximately 2.67. This is in keeping with the average SG value for the Michelin deposit of 2.7. For this reason, the SG value of 2.7 for Michelin was considered to be a reasonable estimate for an average SG for Rainbow.

17.2.4	Inda Trend

Collectively the Nash, Inda and Gear deposits were modelled as the Inda Trend. Each zone was digitized on 50 m spaced cross-sections using a mix of lithological and grade controls to constrain the boundaries. The Inda Trend drill hole database contains 1,965 assays from 142 drill holes. All of the data were used to model the resource domains, which captured a total of 981 assays for all zones.

A total of 90 Inda Trend samples were submitted for SG measurements. The resulting SGs are significantly higher than those calculated for Michelin, but are appropriate to the more mafic, iron-rich host rocks. A mean SG value of 2.87 was used for Nash, 2.85 for Inda, and 2.82 for Gear.

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17.3	Exploratory Data Analysis

17.3.1	Michelin

The assay database contains a number of very high-grade outliers, some as high as 42% U3O8. In order to limit any undue influence of these values in the estimation process, extreme high-grade samples were capped. The capping value was ascertained from a probability plot, as being 0.8% U3O8. Twenty-one assay values were reduced to 0.8% U3O8, prior to compositing, resulting in a ~10% drop in the mean grade of the actual assay data, but only a ~1% drop on a declustered basis.

17.3.2	Jacques Lake

The Jacques Lake assays show a distinct break in slope on a cumulative probability plot at around 0.5% U3O8. Examination of the data reveals a strong lack of support for assays greater than around 0.45% U3O8, so this value was used as a capping for the assays. A total of 10 assays were capped at 0.45% U3O8.

17.3.3	Rainbow

Rainbow assay data exhibit two distinct grade populations. The inflection point between the two trends, at around 0.35% U3O8, is interpreted as the threshold value for a higher-grade population of assays. These higher-grade samples were treated differently in the estimation process. There was a lack of data to support grade values above 0.5% U3O8, suggesting this to be a reasonable value for grade capping. Using this cap, five high-grade samples were trimmed down to 0.5% U3O8, which resulted in a negligible 2% drop in the average grade of the assays.

17.3.4	Inda Trend

Data from the Nash deposit exhibit strong support for single grade population to about 0.45% U3O8, which was chosen as an appropriate capping grade for Nash and ten samples were capped. Assay data from Inda show two distinct populations: a lower grade population, to about 0.3% U3O8, and a higher grade population, between 0.4% and 0.7% U3O8, above which there only seven high-grade sample points to support the distribution and this value was chosen as a reasonable capping grade. At Gear, the assay data are relatively low grade and eight samples were capped at a grade 0.3% U3O8, above which the data are sparse.

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The resulting drop in mean grades of the capped data ranges from 7% at Gear, to 26%, at Inda, with Nash in the middle, at 13%. On a declustered basis, these reductions change to 5%, 3%, and 11%, respectively.

17.4	Composites

17.4.1	Michelin

Sample lengths in the Michelin assay database range from 0.03 m to more than 86 m. In order to normalize the weight of influence of each sample, all assay data within the mineralized domains were composited into 2 m intervals. Short composites generated at the margins of the mineralized domains were not rejected. However, a very strong bias in the assay data towards higher grades in shorter samples was noted.

Brinex samples tend to be either 1 ft, 2 ft or 3 ft lengths, with tendency towards 1 ft sample lengths. Fronteer samples are predominantly 1 m long. When both data sets are normalized into 2 m composites, the mean grade of the Fronteer data is 0.086% U3O8 and the mean of the Brinex data is 0.051% U3O8. The lower grade of the Brinex composite data is primarily due to a relatively large number of short (1 ft and 2 ft) samples at higher U3O8 grades.

The mean grade of the Fronteer composites is more than 60% higher than the Brinex composites. However, these data are not directly comparable, since the Brinex data are almost entirely clustered above 100 m elevation (<250 m from surface), and the Fronteer data are predominantly below that level. Fronteer interprets that this difference in grade reflects a real increase in grades at depth.

17.4.2	Jacques Lake

The sampling protocol at Jacques Lake was to take 1 m samples within mineralized zones and 1.5 m samples where the core was very low grade or barren. In some cases, samples were broken or extended slightly to meet geological contacts such as mafic dyke contacts. All samples were capped at a grade of 0.45% U3O8, then composited to 2 m lengths to normalize the weighting of the samples for mineral resource estimation.

The mean grade of the capped and composited data is 30% lower than the raw assay data indicating a significant bias towards higher grades in the shorter samples in the assay data. The mean grade of the composites is virtually unchanged on a declustered basis.

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17.4.3	Rainbow

Rainbow samples were predominantly collected on 1 ft, 1 m, or 1.5 m intervals. A composite length of 2 m was considered appropriate to normalize the weighting of each sample in the estimation process.

Assay data within the Rainbow mineralized domains are dominated by Fronteer samples; however, the average grade of the Brinex data is 100% higher than the Fronteer data. In order to evaluate how much of the positive bias may have been introduced by the shorter samples taken by Brinex, capped and composited grades were compared for the same dataset. The median and mean values of both datasets are close to each other, around 0.05% and 0.08% U3O8, respectively. For this reason, the capped and composited data were considered adequately similar for use together in the Rainbow resource estimate.

17.4.4	Inda Trend

Inda Trend samples were predominantly collected 1 ft and 1 m intervals, with 2 ft and 1.5 m samples being the next most common. Very few samples exceed 2 m in length, and thus a 2 m composite interval was chosen as appropriate for each of these deposits.

Nash and Inda show dramatic decreases in mean grade when raw assays are compared to capped composites. Conversely, Gear nearly doubles in grade. On a declustered basis, the mean grade at Nash more than doubles from its declustered raw assays, the mean grade at Inda remains the same, and Gear increases by about 10%. These unexpected fluctuations in grade are almost certainly a consequence of the variable sample sizes and the capped composite data are believed to be adequately representative for resource estimation.

Brinex assay data are consistently higher grade than Fronteer data for Nash, Gear and Inda. These differences are not consistently affected by declustering. For example, at Nash, declustered grades are still higher by 200% in the Brinex data. At Inda, the difference is elevated by declustering. At Gear, however, declustering does appear to produce greater similarity between the two datasets. The lack of similarity between declustered Brinex and Fronteer datasets would present serious concerns about their compatibility for resource estimation, if it were not for the effects of capping and compositing. Fronteer believed the grade capping and subsequent compositing had the desired effect of lowering the average grade of the Brinex data more than the Fronteer data.

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Elevated grades in the Brinex database are probably a consequence of the shorter sample lengths, which were likely to be highly selective in nature. However, the reversal to a negative bias relative to the Fronteer data is not ideal either. Future updates should investigate these dissimilarities further, but these data were used together in the current estimate.

17.5	Block Model Parameters

17.5.1	Michelin

The Michelin resource estimates were conducted using ordinary kriging (OK) in two Gemcom block models. The two block models were constructed to represent an open pit portion of the resource (above 150 m elevation), and an underground portion. Block sizes of 10 m x 5 m x 10 m and 5 m x 5 m x 5 m were used for the open pit and underground respectively.

The block models are rotated parallel to the main trend of the deposit and their dimensions reflect the anticipated mining method to be used in each portion of the resource. The block models were coded by domain, and partial blocks on the perimeters of the domains were coded using a percentage model.

17.5.2	Jacques Lake

Ordinary kriging was used to estimate the Jacques Lake deposit. The block model was rotated parallel to main northeast trend of the deposit, and a block size of 5 m x 10 m x 10 m was used. The block model was coded by resource domain as defined by the digitised wireframes, and partial blocks were included around the perimeter of the domains as a percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

17.5.3	Rainbow

The Rainbow resource estimate was interpolated using inverse distance weighting to the second power (ID2). The interpolation was done using a 3D block model in Gemcom software. The data density is suitable for a 10 x 10 x 10 m block, and the block model was rotated parallel to the trend of mineralization.

The block model was coded using the resource domains defined by the digitized wireframes, and partial blocks were included around the perimeter of the domains as a

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percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

17.5.4	Inda Trend

The Inda Trend resource estimate was interpolated using ID2. The interpolation was done using a 3D block model in Gemcom software. Due to their more tabular nature and data density, the deposits are well suited to a 10 m x 5 m x 10 m block size. Each block model was rotated to match its specific deposit trends.

The block model was coded using the resource domains defined by the digitized wireframes, and partial blocks were included around the perimeter of the domains as a percentage model. These wireframes were treated as hard boundaries, including only their contained composites for the resource grade estimates.

17.6	Variography

All variographic analyses using correlograms were conducted by Marek Nowak of SRK.

Continuity analysis was conducted on the Michelin Main zone only, and treated it as a single domain. The results of a first pass estimation revealed that the Main zone has a slight 5º steepening at depth, which resulted in the grade interpolations transecting, rather than paralleling, the mineralised domain. This was subsequently modified. The results indicated two exponential structures.

At Jacques Lake, the strongest direction of continuity was found to plunge steeply to the southeast. The correlogram model comprises two exponential structures. There are insufficient data in the Rainbow and Inda Trend databases to support reliable variogram modeling.

17.7	Estimation Parameters

17.7.1	Michelin

Grades in the Michelin block models were interpolated by OK in a single pass estimate for each of the mineralized domains. All mineralized domains were treated as hard boundaries. A maximum of four samples per drill hole were used for each estimate. Blocks were also estimated using the same parameters for an ID2 interpolation. The average distance and number of samples used for each estimated block were tracked for classification purposes.

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17.7.2	Jacques Lake

Grades in the Jacques Lake block model were estimated in the same manner as for Michelin.

17.7.3	Rainbow

The choice of dimensions and orientations for each search ellipse was determined bya combination of data density, dimensions of the mineralized domains, and a visual estimate of the principal trend of mineralization. High-grade data in the hanging wall zone were defined as those data above a threshold value of 0.35% U3O8. The influence of these data in the interpolation was limited to half of the normal ranges for the zone. The search ellipse used in the footwall domain was enlarged by approximately 50% in order to allow capture of data in the hanging wall to be used to estimate blocks in the FW domain.

This approach relies entirely on the assumption that the mineralization has simply been truncated and displaced by the cross-cutting mafic dyke, which remains to be proven with future drilling.

17.7.4	Inda Trend

The choice of dimensions and orientations for each search ellipse was determined by a combination of data density, dimensions of the mineralized domains, and a visual estimate of the principal trend of mineralization. High-grade data in the Inda deposit were defined as those data above a threshold value of 0.4% U3O8. The ranges of influence of these data were limited to half of the normal ranges for the deposit.

The search ellipse used in the Nash deposit is slightly more oblate than the other due to a greater apparent trend in the sub-horizontal direction. The Inda search ellipse is a bit wider to account for the broader envelope produced by open folding. Also at Inda, one isolated drill hole with only three composites produced a large gap in the interpolated block model. This gap was filled by reducing the required number of samples to estimate a block from four to three.

17.8	Model Validation

17.8.1	Michelin

The Michelin resource grade estimates were validated by comparing the OK estimates with those generated by ID2 estimates using scatter and swath plots, and visual

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inspection. Block grades were also compared against the average grade of composites contained by, or adjacent to them.

Scatter plots showed that lower grades are under-estimated and higher grades are over-estimated by the ID2 and composite data, as compared to the OK estimates. Despite the greater variability, regression lines on the scatter plot data show a fairly close correspondence between the OK and ID2 estimates. Composite grades are significantly higher than the OK estimates.

Swath plots confirmed the smoothing effect whereby the highs and lows of the ID2 estimates are more pronounced than those of the OK estimates. Despite this variability, there is a very close correlation between the ID2 and OK estimates, as well as with a moving average of the composite grades, across the deposit, attesting to the veracity of the estimates.

Visual inspection of the OK estimates revealed that the estimates in the lower portion of the resource are not as smooth as the estimates in the upper portion. This is likely a consequence of the lower number of samples used for each estimate in the deeper blocks, which were chosen to account for its lower data density. The lower minimum of two samples was used to ensure reasonable coverage of estimated blocks in areas of sparse data density, and the lower maximum of eight was used to maintain a reasonable level of spatial variability across the deposit.

17.8.2	Jacques Lake

The Jacques Lake resource grade estimates were validated by comparing the OK estimates with those generated by ID2 estimates. Block grades were also compared against the average grade of composites contained by, or adjacent to them. This latter dataset was generated by estimating all blocks touching at distances of less than 5 m, and is referred to as the nearest-neighbour (NN) estimate.

When compared against the OK estimates on scatter plots, the greater variability of the ID2 and composite data is evident. In both cases, lower grades are under- estimated and higher grades are over-estimated by the ID2 and composite data, as compared to the OK estimates. Regression lines on the scatter plots show a fairly close correspondence between the OK and ID2 estimates. Composite grades are significantly higher than the OK estimates.

Swath plots confirmed the smoothing effect whereby the highs and lows of the ID2 estimates are more pronounced than those of the OK estimates. Despite this variability, there is a very close correlation between the ID2 and OK estimates, as well

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as with a moving average of the composite grades, across the deposit, attesting to the veracity of the estimates.

Visual inspection of the Jacques Lake resource blocks reveals a slightly fragmented distribution of blocks above cut-off, in both long and cross-section views. This appears to be due, in part, to the variable dips of the mineralised domain, which deviate from the orientation of the single search ellipse. This effect is fairly limited since the bulk of the mineralization has a relatively consistent dip that is easily interpolated with a single search ellipse orientation; however, future updates should aim to sub-domain out those areas.

17.8.3	Rainbow

Rainbow block grade estimates were validated by comparing them with the composites contained in or adjacent to a given block.

As expected, the composite data (NN) showed a moderately higher degree of variability than the ID2 in a swath plot across the zone, and high-grades are higher and low-grades are lower, when plotted in a scatter plot. Visual inspection shows that the Rainbow block model has been estimated in the way it was intended and no significant deviations from expected results were observed.

17.8.4	Inda Trend

The Inda Trend block grade estimates were validated by comparing them with the composites contained in or adjacent to a given block. The composite data (NN) show a slight positive bias against the ID2 estimates in scatter plots of ID2 versus NN.

In swath plots generated horizontally across the resource models at Nash and Inda, and vertically at Gear, grades were found to be appropriately smoothed.

Visual inspection shows that the Inda Trend block models have been estimated in the way it was intended and no significant deviations from expected results were observed.

17.9	Mineral Resource Classification

17.9.1	Michelin

Geological confidence in the interpreted continuity and distribution of mineralization within the modeled domains is very high. Confidence in the actual grades of the

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estimates is more data-dependent and all estimated blocks in the Michelin resource were therefore classified using a combination of:

•	The number of drill holes used for each estimate

•	The average distance of all samples used in each estimate.

Blocks estimated with a minimum of two drill holes, and an average distance to samples used in the estimate of less than 30 m were assigned to the Measured category. Indicated blocks required at least two drill holes and an average distance of less than 60 m. All other estimated blocks were assigned to the Inferred category. Figure 17-1 shows the breakdown of the mineral resource classifications by block in the deposit.

Figure 17-1: Michelin Long Section Showing Block Classification

Note: Classifications are colour-coded: red = Measured, green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

17.9.2	Jacques Lake

Classification of blocks within the resource model used the same parameters as for the Michelin deposit. Figure 17-2 shows the breakdown of the mineral resource classifications by block in the deposit.

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Figure 17-2: Jacques Lake Long Section Showing Block Classification

Note: Classifications are colour-coded: red = Measured, green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

17.9.3	Rainbow

The Rainbow resource blocks were classified using a combination of:

	•	Geological confidence

	•	Number of drill holes

	•	Average distance of samples used in the grade estimate.

Due to its interpretive nature, the entire footwall (FW) zone was assigned to the Inferred category regardless of the number of drill holes and average distances. No blocks were assigned to the Measured category due to a general lack of data and the consequent inability to evaluate the direction and strength of continuity of mineralization. Blocks in the hanging wall (HZ) zone that were estimated using a minimum of two drill holes, and with an average distance of 50 m from samples used in its estimation were assigned to the Indicated category. All other blocks were classified as Inferred. Figure 17-3 shows the breakdown of the mineral resource classifications by block in the deposit.

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Figure 17-3: Rainbow Long Section Showing Block Classification

Note: Classifications are colour-coded: green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

17.9.4	Inda Trend

The Inda Trend resource blocks were classified using a combination of:

	•	Geological confidence

	•	Number of drill holes

	•	Average distance of samples used in the grade estimate.

Due to the lack of confidence in the actual grades of the Brinex data, none of the Inda Trend resources can be classified as Measured Mineral Resources. Blocks estimated with a minimum of two drill holes and with an average distance to samples of less than 50 m were classified as Indicated. All other mineral resources were assigned to the Inferred category.

In addition to the above qualifications on the resource, it is believed that, as they are currently defined, none of the deposits, alone or together, could support an underground mining operation. As such, they are reported using a single cut-off suitable to open pit mining scenario, but none of the resource blocks occurring below a

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depth of 300 m from surface are reported in the Mineral Resource statement. These deep blocks are shown in Figures 17-4 to 17-6 for illustrative purposes only.

Figure 17-4: Nash Long Section Showing Block Classification

Note: Classifications are colour-coded: green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

Figure 17-5: Inda Long Section Showing Block Classification

Note: Classifications are colour-coded: green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

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Figure 17-6: Gear Long Section Showing Block Classification

Note: Classifications are colour-coded: green = Indicated, and blue = Inferred Mineral Resources. Figure courtesy Fronteer.

17.10	AMEC Model Review

Model files supplied by Fronteer that were reviewed were created in February 2008.

AMEC reviewed sections and plans of the ASCII models and drill hole data files by loading the data into MineSight®, a commercial computer-based resource modeling and mine planning package. Checks included:

	•	Envelopes were reviewed in three dimensions in MineSight®. Checks were made of the consistency of interpretation between sections. Interpretations were considered acceptable.

	•	Projections of the envelopes were reviewed in long section and plan. Envelope projections were considered acceptable.

	•	Grade surfaces were sliced in cross-section, long-section and plan, and reviewed in three dimensions and found to be acceptable for use in resource estimation.

•

Density data are acceptable. However, for the next level of study, AMEC recommends that additional density determinations be performed to adequately characterize the various lithologies that will be reporting to waste and to mineralized material.

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•	Composite interval selection was reviewed. AMEC considers that the composite interval selection is appropriate for the type of deposit and the block model dimensions.

•

AMEC constructed a nearest-neighbour model in an area of the Michelin deposit where analytical data were available from Brinex and Fronteer for comparison. The comparison indicated that there was limited bias between datasets.

•

AMEC reviewed log normal probability plots and histograms of 2 m composites within the main domains of the model and found that a kink in the histogram at 0.1% U3O8 may represent a high-grade population that could be broken out using an indicator.

•	Results of the exploratory data analysis review performed by AMEC indicate that the exploratory data analysis results obtained by Fronteer are acceptable.

•	Grade capping at each deposit appears appropriate to restrict the influence of high-grade samples in the estimation.

•	The block model size parameters are adequate for the dimensions of each of the deposits and allow for consistency between the models.

•	Variography should be revisited for the Michelin and Jacques Lake deposits when the 2008 drilling is incorporated into the geological models.

•	The ordinary kriging methodology is considered acceptable for Michelin and Jacques Lake.

•	The level of information available for the Rainbow, Nash, Inda, and Gear deposits is such that ID2 is an acceptable interpolation method.

•

With the additional infill drill data from the 2008 program, AMEC recommends that Fronteer consider the use of multiple-indicator kriging or probability-assigned constrained kriging in the next model update for Michelin and Jacques Lake in particular.

•

Composite data, block model, and geological overlays for Michelin and Jacques Lake were reviewed on the computer screen on both sections and plans. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values.

•

AMEC checked the block model estimates for global bias by comparing the average metal grades from the model with the average from the NN estimates. The box-and-whisker plots produced by AMEC were similar to those produced by Fronteer. No significant biases were noted.

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•

AMEC also checked for local trends in the grade estimates (grade slice or swath checks). The results show that there are no significant local biases in the results, and confirm the observations made by Fronteer.

	•	AMEC recommends that a drill hole spacing study be completed to add support to the resource classifications used in the four models reviewed.

	•	AMEC recommends that a volume variance study be completed to support underground and open pit selective mining unit (SMU) selection.

•

AMEC considers the resource models to be compliant with the 2005 CIM Definition Standards. No critical flaws were found with the resource estimation procedures. Overall, the procedures used are adequate for the kind of deposit and quantity and quality of available information.

	•	AMEC found the models to be completed to industry standards.

17.11	Assessment of Reasonable Prospects of Economic Extraction

Cut-off grades were derived from assessment of various mining parameters, including process recovery, mining, processing and other costs, dilution and royalty payments.

For mineral resource determination, optimistic, but reasonable, modifications were made to the parameters for open pit and underground mining.

To assess reasonable prospects of economic extraction for the open pit portion of the deposits, the mineralization was confined within a pit shell, the key parameters of which were the geological and grade continuity of mineralization, a cut-off grade of 0.02% U3O8, and a uranium price of $US85/lb. No dilution or mining loss was considered within the pit shell.

AMEC used an open pit/ underground interface to establish the optimal open pit size for the Jacques Lake deposit; this resulted in the depth at which open pit mining was expected to cease changing from 150 m below surface to 175 m below surface.

Underground mineral resources were constrained by a cut-off grade of 0.05% U3O8. Using this cut-off, and the $US85/lb uranium price, AMEC considers that the mineralised material that displays geological and grade continuity, and which falls within these parameters is likely to support economic extraction. One hundred percent extraction was assumed within the mine design, based on transverse long-hole stoping mining methods.

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17.12	Mineral Resource Statement

Mr. Mark Hertel, an employee of AMEC, reviewed the models and estimates in 2009 for the deposits.

As a consequence of the review of the Fronteer models, and assessment of reasonable prospects of economic extraction, AMEC has restated the open pit portion of the deposits to a cut-off grade of 0.02% U3O8. Mineral resource estimates in this report differ from those previously quoted for the deposits because a different cut-off grade has been used (0.02% U3O8), and additional blocks, which previously were considered to be below cut-off grade, have been classified as Inferred Mineral Resources because the block grade is above the new 0.02% U3O8 cut-off.

At Jacques Lake, the elevation at which mineralization reported to either underground or open pit mineral resources was previously 150 m below the topographic surface; the elevation was revised in this estimate to be approximately 170 m below surface.

Mr. Hertel is the Qualified Person (QP) for the mineral resource estimates for the Michelin, Jacques Lake, Rainbow, Inda, Nash and Gear deposits is summarized in Table 17-1. Open pit Mineral Resources were estimated using a cut-off grade of 0.02% U3O8. Underground Mineral Resources were estimated with a 0.05% U3O8 cut- off grade.

AMEC cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

AMEC notes that there are conflicting data as to whether there may be a bias in the DNC analytical data that supports a portion of the mineral resource estimate. If the bias is shown to be real through additional investigative testing, then it could affect the mineral resource estimate.

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Table 17-1: Mineral Resource Estimate Michelin Project, Effective Date 1 August 2009; Mark Hertel, P.Geo.

		Underground				Open Pit
Deposit	Classification	Cut-off Grade	Tonnes	% U3O8	Pounds U3O8	Cut-off Grade	Tonnes	% U3O8	Pounds U3O8
		0.05% U3O8				0.02% U3O8
Michelin	Measured		1,289,000	0.12	3,310,000		5,783,000	0.080	9,755,000
	Indicated		16,170,000	0.13	44,582,000		6,839,000	0.060	9,480,000
	Measured and Indicated		17,459,000	0.12	47,892,000		12,622,000	0.070	19,234,000
Jacques Lake	Measured		103,000	0.08	176,000		755,000	0.090	1,471,000
	Indicated		1,661,000	0.08	2,809,000		4,374,000	0.070	6,731,000
	Measured and Indicated		1,764,000	0.08	2,985,000		5,129,000	0.070	8,202,000
Rainbow	Measured		—	—	—		211,000	0.090	426,000
	Indicated		26,000	0.06	34,000		735,000	0.090	1,409,000
	Measured and Indicated		26,000	0.06	34,000		947,000	0.090	1,835,000
Inda	Measured		—	—	—		—	—	—
	Indicated		214,000	0.07	324,000		985,000	0.070	1,497,000
	Measured and Indicated		214,000	0.07	324,000		985,000	0.070	1,497,000
Nash	Measured		—	—	—		—	—	—
	Indicated		152,000	0.06	214,000		527,000	0.090	1,029,000
	Measured and Indicated		152,000	0.06	214,000		527,000	0.090	1,029,000
Gear	Measured		—	—	—		—	—	—
	Indicated		303,000	0.08	532,000		48,000	0.060	63,000
	Measured and Indicated		303,000	0.08	532,000		48,000	0.060	63,000
Totals	Measured and Indicated		19,919,000	0.12	51,981,000		20,258,000	0.070	31,860,000
Michelin	Inferred		12,577,000	0.12	33,647,000		3,393,000	0.030	2,442,000
Jacques Lake	Inferred		2,149,000	0.08	3,672,000		5,953,000	0.040	5,373,000
Rainbow	Inferred		365,000	0.08	624,000		546,000	0.080	1,005,000
Inda	Inferred		1,183,000	0.07	1,724,000		2,077,000	0.070	3,064,000
Nash	Inferred		369,000	0.07	580,000		138,000	0.070	228,000
Gear	Inferred		273,000	0.10	596,000		30,000	0.030	19,000
Totals	Inferred		16,917,000	0.11	40,843,000		12,137,000	0.050	12,130,000

Project No.: 162641	Page 17-35
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Project is not at a development or production stage, this section is not relevant to the Report.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.0	OTHER RELEVANT DATA AND INFORMATION

Two deposits, Michelin and Jacques Lake, are considered to be sufficiently explored and to contain an adequate amount of Mineral Resources to be suitable for preliminary mine planning. Both deposits sub-crop close to surface and the mine plan includes open pit and underground mining of each. Based on current mineral resource estimates the Michelin deposit is the larger and has better grades. Based on studies performed by Micon (2008) and SNC Lavalin (2007), mining is assumed to start at Michelin and then to move to Jacques Lake as the production rate at the former decreases to below the treatment capability of the process plant.

AMEC has reviewed and modified initial pit and underground resources and design completed by third parties, reviewed tailings and waste considerations, reviewed ancillary and infrastructure requirements, and outlined a risk and opportunity matrix with appropriate recommendations at a Preliminary Assessment (PA) or scoping level of study.

The mining section is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment based on these Mineral Resources will be realized.

19.1	Production Rate

AMEC reviewed the Micon (2008) and SNC Lavalin (2007) throughput studies, and adopted a production rate of 10,000 t/d for the PA, assuming 6,500 t/d mill feed from underground and 3,500 t/d of mill feed from open pit sources. The 10,000 t/d production rate appears to be realistic based on the currently defined resources and supports a mine life of 18 years.

The throughput rate matches the amount of mineralised material that can be reasonably delivered from both deposits assuming the most appropriate stockpile strategy is implemented to store mill feed during the first years of Michelin production and use this material as a top-up for the mill during the transition from mining at Michelin to mining at Jacques Lake.

The daily production rate is attainable while mining the Michelin deposit, as the mill feed from the planned underground operation is available and accessible in time. However the amount of underground mineralization at Jacques Lake is not sufficient to meet the underground mine production requirement of 2.3 Mt/a. The tonnage shortfall is covered in the mine plan by allocation of open pit material, and from processing of material stockpiled during the earlier production period.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.2	Cut-off Grades

The preliminary evaluation is based on in-situ mining cut-off grades of 0.02% U3O8 for open pit and 0.06% U3O8 for underground mining. The parameters used in the determination of the cut-off grades are shown in Table 19-1. The costs were based on preliminary estimates and some components differ slightly from those that were used to support the cashflow analysis in Section 19.14. Open pit mining costs were based on two input components, one being a fixed C$8.25 M for general mine expenses and engineering, and the second being a C$2.30/t cost for drill, blast, load, and haul. These figures were derived from Micon (2008), and resulted in a total $C3.09/t open pit mining cost figure.

Table 19-1: Cut-off Grade Parameter Determination

Parameter	Value	Unit
Open pit mining	3.09	$C/t mined
Underground mining	40.00	$C/t mined
Processing cost	21.00	$C/t processed
General and administration cost	8.00	$C/t processed
Allowance for sustaining capital	6.00	$C/t processed
Off site costs	0.15	$C/lb U3O8
Royalty payment	2.0%
Currency exchange	0.86	$US/$C
U3O8 price	75.00	$US/lb U3O8
Open pit mining dilution	0%
Underground mining dilution	19%
Process plant recovery	87.5%

19.3	Proposed Open Pit Mining

Whittle optimisation software was used to develop the optimal pit shell and the open pit mining schedules that were used as a basis for the overall production schedule for the Project. All of the mineralised material classified as Measured, Indicated and Inferred Mineral Resources was considered in the optimisation and the mine plan.

AMEC used an open pit/ underground (OP/UG) Whittle interface to establish the optimal open pit size for the Jacques Lake deposit. A total mining and processing cost of C$80 was used for the underground portion. The work indicated that about 10.5 Mt should be mined by open pit methods and the remaining 2.5 Mt from underground.

19.3.1	Block Model and Dilution

No dilution or mining loss was considered for the open pit portion of the study. From visual inspection of the block models, it appeared that the mineralization that is above

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

the cut-off grade of 0.02% U3O8 was continuous. AMEC expects that the only dilution to be evaluated in future studies would be contact dilution, which in the case of Michelin or Jacques Lake would be expected to account for about 1% of mineral resources to be extracted using open pit mining methods. Using this as a basis, the interpolated, not diluted, uranium grades were used as an input into the optimisation. AMEC recommends that the impact of the contact dilution be investigated during the next level of study.

19.3.2	Block Sizes

Block sizes for both the Michelin and Jacques Lake proposed open pits are 10 m x 5 m x 10 m. The block size is suitable for the deposit geometry, grade variability and the planned mining methods. The Michelin deposit block model was prepared by Fronteer in two components, where the 150 m elevation is used to divide the deposit into separate open pit and underground models. As a result, the Michelin base case pit bottoms out at 150 m elevation. AMEC recommends using a block model that incorporates both the expected underground and open pit portions. This will allow the establishment of the optimum depth of the open pit/underground interface, which will in turn result in the best economic outcome for the entire Michelin deposit.

19.3.3	Geotechnical Assumptions

The geotechnical conditions within the proposed Michelin and Jacques Lake pit areas were investigated by Golder (2009). This work indicated an inter-ramp slope angle of 50º in the hanging wall, and an inter-ramp slope angle of 48º in the footwall, were appropriate for the proposed Michelin open pit. The inter-ramp slope angles were flattened by an additional 2º to accommodate the future ramp configuration, resulting in inter-ramp slope angles of 48º in the hanging wall, and 46º in the footwall. The flattening should be considered approximate, as no preliminary ramp configuration was developed.

An overall 45º inter-ramp slope angle was adopted for the entire Jacques Lake pit.

19.3.4	Refining and Freight and Royalties

A 2% uranium royalty was included in the sell cost (off-site cost). No provision was made for precious metals royalties, as no mineral resources containing precious metals have been identified in the Project area.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

AMEC did not assess costs that would be expected to be incurred for the Project such as transport insurance, and marketing costs. These costs should be considered during future pre-feasibility-level studies.

19.3.5	Metal Prices

A $US85/lb U3O8 price was used to establish the ultimate pit shells, based on the marketing review commissioned by Fronteer, and discussed in Section 19 of this report. In AMEC’s opinion, the $US85/lb U3O8 price is high. As a result, after consultation with Fronteer, a price of $US75/lb U3O8 was used to determine mineralized material and waste in the proposed mine plan.

AMEC notes that the use of the different uranium prices will produce a sub-optimal mine plan, due to the increased amount of waste included.

19.3.6	Cut-off Grades

The marginal cut-off used to determine the material mined in the pit is 0.017% U3O8 for Michelin and 0.022% for Jacques Lake. The mineralised material contained in the Michelin optimal pit shell using a U3O8 price of $US85/lb comprises 80% Measured and Indicated Mineral Resources and 20% Inferred Mineral Resources. At Jacques Lake, the breakdown of the mineralised material is approximately 50% Measured and Indicated Mineral Resources and 50% Inferred Mineral Resources.

No detailed pit designs were prepared. All the reported quantities of the contained materials are based on the Whittle ‘raw’ pit shell. It could be expected that at the detailed design stage, the amount of mill feed will slightly decrease with an expected increase in waste quantity due to the need for ramps, berms, and other practical pit design features.

19.3.7	Sensitivity Analysis

Mining operating costs for the Michelin open pit were varied from $C2.50 to $C3.50 by $C0.25 intervals. The sensitivities were performed on the mining limit outlined by the pit shell, and not on the mining schedule. The U3O8 price used was $US85/lb. The sensitivity to the mining cost is not fully meaningful as the open pit block model developed by Fronteer had an arbitrary division at 150 m elevation between the base of the open pit and the projected top of the underground. This prevented the tested pit shell from crossing the elevation boundary. However, the analysis indicated that the deposit was reasonably insensitive to variations in mining costs.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

The sensitivity of the Jacques Lake deposit to mining costs was not tested.

19.3.8	Life of Mine Activity Forecast

The life of mine production activity forecast for the proposed Michelin and Jacques Lake open pits is shown in Table 19-2.

19.4	Proposed Underground Mining

19.4.1	Michelin

Material grading better than 0.06% U3O8 was considered for underground mining at Michelin. Current interpretations of the exploration data show such material occurring in generally continuous zones within the larger mineralized envelope of the Main Zone. The material above the cut-off grade has a strike length of about 800 m and plunges to the west. Generally it is interpreted to occur as a single horizon but in three relatively small areas appears to occur as two horizons separated by below cut-off grade zones that may be as large as 40 m in true thickness. Mining boundaries will be based on assay cut offs, not lithology or rock type.

Zones of above cut-off grade material appear to be reasonably continuous, steeply dipping and with no major changes in dip or strike resulting from folding, faulting or other geologic feature. This geometry suggests the suitability of longhole mining. To maximize extraction of the resource it is proposed to fill the stopes and in the widest areas to use self-supporting fill in the primary stopes so that the temporary pillars can be mined as secondary stopes.

In the assumed plan longitudinal longhole stoping will be used in areas up to 15 m wide and will have a maximum stope length of 50 m with 10 m strike length pillars between stopes. This method will be applied to about 10% of the resource.

Transverse longhole stoping will be used for areas wider than 15 m with 12 m wide primary stopes and 15 m wide secondary stopes. This will comprise the balance of the mined tonnage with about 40% extracted as primary stopes and 50% as secondary stopes.

Geotechnical Assumptions

Rock conditions are characterized as being moderately strong and competent and to require no more than typical ground support in development headings and to permit stopes to remain open long enough to allow the placement of bulk fill.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Table 19-2: Life of Mine Open Pit Activity Forecast

		Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
Mineralization mined	tonnes	974,607	1,069,573	1,173,521	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,586,269
Grade	% U3O8	0.059	0.059	0.059	0.059	0.057	0.058	0.061	0.063	0.064	0.064	0.059
Waste	tonnes	14,025,393	13,930,427	13,826,479	12,794,010	10,360,224	8,503,792	7,343,387	6,262,455	5,149,736	4,061,622	14,632,192
Strip ratio		14.4	13.0	11.8	10.0	8.1	6.7	5.7	4.9	4.0	3.2	9.2
		Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Yr 19	Total
Mineralization mined	tonnes	2,437,372	2,554,500	1,516,724	1,277,000	1,277,000	1,277,000	1,277,000	1,277,000	44,957	—	26,685,023
Grade	% U3O8	0.061	0.060	0.056	0.055	0.058	0.059	0.058	0.064	0.070	—	0.060
Waste	tonnes	12,693,952	7,763,699	5,570,525	4,500,312	3,797,913	3,449,032	3,074,027	1,813,137	31,921	—	153,584,235
Strip ratio		5.2	3.0	3.7	3.5	3.0	2.7	2.4	1.4	0.7	—	5.8

Note: strip ratio is reported as waste:mineralized material.

AMEC cautions that the mine production forecast is preliminary in nature. There is no assurance that the production forecast based on the PA will be realized. The production forecast includes material that is classified as Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied that would allow them to be categorized as mineral reserves.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Under the assumed plan the hoisting shaft will be circular with a diameter of 5.8 m and will have grouted bolts and screen installed in the shaft wall. Service raises will be bored and are assumed to require no artificial support.

Typical hard rock excavation sizes are assumed. Lateral headings will have nominal cross sections of 5 m by 5 m and be supported with grouted bolts and screen on the backs and part-way down the walls with an allowance in the cost estimates for some shotcreting.

For mining zone widths of less than 15 m, longitudinal stoping is planned with stope heights of 25 m and strike lengths of up to 50 m with 10 m long strike pillars between stopes. The stopes will be filled with uncemented rockfill. For zone widths greater than 15 m transverse stoping is planned with stope heights of 25 m and strike dimensions of 12 m for primary stopes and 15 m for secondary stopes. The former will be filled with cemented rockfill and the latter with uncemented. Stope widths from footwall to hanging wall will be a maximum of 40 m and generally will vary between about 20 m and 30 m.

There do not appear to be any significant aquifers in the mining area and groundwater inflows are not predicted to adversely affect ground conditions. It is anticipated that any inflows will be localized and be through faults or fracture systems. Numerous small lakes occur on surface. Nominal allowances for mine dewatering are included in the plan however information is insufficient to discount moderate to high risk in this area.

Proposed Underground Mine Design

Open pit mining at Michelin is planned to a depth of about 175 m below the general surface elevation of 325 m. The currently identified material above the underground mining cut-off grade appears to extend to about 850 m below surface.

Examination of the resource block model shows that the blocks with grades above the mining cut-off grade form mainly continuous zones with only a few isolated areas of a few blocks that are below the mining cut-off grade. All of the resource material except for a relatively small amount of inferred material below the -500 m level is included in the mine plan. For areas of transverse stoping all of the material above cut off grade was assumed to be within the mine design, i.e. extraction of 100%. For areas of longitudinal stoping with 10 m pillars left between 50 m long stopes the extraction will be 84%. Underground mining will advance to the pit floor following completion of open pit mining, and no crown pillar will be necessary.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Dilution

Any dilution within the mineralized zone, i.e. material below the cut off grade of 0.06%  U3O8, is included in the block model grade and volume calculations.The blocks are 5 m cubes and are considered suitably sized recognizing the dimensions of the deposit and the selected stoping methods. “External” dilution, or that resulting from the mining process has been estimated based on assumed overbreak of the stope hanging wall and footwall and of the cemented rock fill side walls of the secondary transverse stopes, assumed removal of some fill from stope floors during mucking, and an allowance for variability in the mineralized material/waste contact on the stope hanging wall and footwall. The resulting dilution varies with the width of the stope. Dilution in mineralized material drifts is assumed to result from the inclusion of one round of below cut off grade material at each of the footwall and hanging wall contacts when mucking and hauling the development material as “mineralized material”. Because mining limits will be based on assays, and in many areas there appears to be lower-grade material enveloping the mining resource, the grade of the diluting material has nominally been set at 1/6th of the grade of the mineral resource, that is between 0.01%  U3O8 and 0.02%  U3O8.

Factors affecting mining recovery include blasting and mucking performance. These depend on the drill and blast design and the skill of the operators. Losses can result from not breaking material included in the design, material buried and trapped in the stope because of wall rock sloughing, and material left in the stope because of incomplete mucking. For the planned stoping methods, final mucking entails use of remote controlled LHDs and their inherent inefficiencies.

Mine Plan

The mine plan includes underground access both through a vertical shaft and a decline from surface, both located outside of the pit mining limits.

The shaft will be about 850 m deep and equipped for hoisting rock, personnel and supplies. A temporary mid-shaft loading pocket will be developed at the -150 m level to expedite primary access development. Immediately below the -500 m level will be coarse mineralized material and waste bins. These will feed a primary jaw crusher with the crushed rock conveyed to bins close to the shaft. Rock from these bins will be batched through a loading pocket into skips in the shaft for hoisting to surface.

The decline will be located in the footwall of the Main Zone and provide access to footwall sub levels developed at 25 m vertical intervals and to ventilation, back fill and rock pass raise systems. Connections to the shaft will be on the -150 m and -500 m levels. Main levels to serve for control of the rock and fill raise systems will be on the

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+25, -150, -325 and -500 m levels. To access mineralized material between the +25 m level and the pit floor a ramp will be developed to the top sub level at +125 m.

Stoping will be from the bottom up. Because of the vertical extent of the deposit it is proposed to establish three production horizons, on the -500, -150 and +25 m levels. The selection of these was based on grade and mineable tonnage distribution and on their availability early in the mine life. The approximate 800 m strike length of the mineable material will also facilitate establishing multiple mining areas. Even with the strict stope sequencing required to ensure overall ground stability during primary and secondary stoping, it is considered that the combination of three production horizons and 800 m strike length will allow the planned mining rate of 6,500 t/d to be achieved.

In the preliminary mine plan, stopes will be filled with rock fill obtained from open pit stripping and underground development waste rock. Some stopes will require cemented rock fill. Waste rock from open pit mining will be crushed on surface and dumped into the fill transfer raise which will be equipped with control chains and chutes on the main levels. Development waste rock will be used as uncemented rock fill when practical. It will be hauled directly from the heading to a longitudinal or transverse secondary stope. This will provide a relatively small amount of the total fill placed. The fill placed in the transverse primary stopes will contain 3% cement to provide a material that will be self supporting over the planned height of the secondary stopes. On the -325, -150 and +25 m sub levels all of the stopes will be filled with cemented fill to improve ground stability when mining from lower levels advances up to and beneath these.

For the transfer of cement slurry underground for use in cemented rock fill a borehole will be drilled from surface to +25 m level and extended between the main levels to the -500 m level. These holes will be cased.

Raises bored from surface will provide the primary ventilation routes, two for intake and two for exhaust, and a transfer raise for stope fill waste rock. Two rock pass systems will also be bored between the main underground levels. One of each intake and exhaust raise will be extended to the -500 m level, the lowest. The other intake raise will be developed to the -325 m level and the exhaust raise to the -150 m level and will serve the upper part of the mine.

On the main levels control chains will be installed in the two rock passes and the fill raise. The rock passes will have truck chutes on the -500 m level and the fill raise have rock chutes on the +25, -150, -325 and -500 m levels.

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Other service development will include explosives magazines, materials storage areas, personnel refuge stations, dewatering sumps and pump rooms, and electrical sub stations.

Mobile Mining Equipment

Lateral development will be by two boom electric hydraulic drill jumbos, with mucking by diesel load–haul–dump machines (LHDs) and bolting for ground support by electric hydraulic bolting jumbos. Mucking will be to a remuck cut out for later loading by LHD into diesel trucks for haulage to a disposal point. During development of the decline from surface to about elevation -100 m the waste rock will be truck hauled to surface. For development below that elevation waste rock and mineralized material will be hauled to a rock pass dump or directly to a bin serving a shaft loading pocket.

Electric hydraulic production drills will be used to develop stope slot raises between top and bottom mineralized material drifts and to drill production longhole rings. Following blasting stopes will be “non entry” for personnel and no ground support will be installed.

Stope mucking will be by LHD, using remote control when necessary, with haulage by the LHD directly to a finger-raise serving a rock pass. Based on the bucket capacity of selected LHD, and the range of haulage distances to a rock pass, it is more efficient and cost effective to use LHDs rather than a combination of LHDs and trucks.

Trucks will be used to transfer material from the fill raise chutes to stopes. Some of these will be equipped with ejector boxes to facilitate dumping in areas with restricted headroom.

Other mobile equipment will be units typically used in the provision of mine services, including explosives delivery and loading vehicles, road graders, scissor lifts, utility vehicles, and personnel carriers. Mobile core (diamond) drills will be used for mineralization outline drilling from the footwall ramps and sub level stope access drifts.

Mine Operations and Facilities

Rock Handling

The two rock passes will have finger dumps on each sub level, control chains on the main levels and truck chutes on the -500 m level.

Haulage from stoping areas to the dump will be by LHD. During early mine access development one of the two raises can be used for the transfer of waste rock to the -

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500 m level. Thereafter there will be relatively little waste rock produced and some of that will be used as stope fill.

Trucks will haul material from the -500 m level chutes to a coarse mineralized material bin above the crushing chamber. After primary crushing the material will be conveyed a short distance to measuring bins at the shaft loading pocket. The material will be hoisted using skips to surface and dumped into a bin at the head frame for transfer by truck to the plant site stockpile.

Dewatering

There is no basis for estimating groundwater inflow into the mine. The cost estimates include allowances for an underground drainage system, collection sumps and a pumping system discharging to surface.

There are no allowances in the cost estimates for cover drilling or grouting during mining operations.

Ventilation

Ventilation airflow requirements are based on the forecast use of diesel equipment using typical Canadian legislated standards. An additional ventilation design parameter for underground uranium mining is dilution of radon gas and its products. Given the grade of mineralization it is assumed that this requirement will be less than, and thus satisfied by, that dictated by the diesel equipment.

The maximum airflow is forecast to be about 450 m3/s. To provide this two primary intake and two primary exhaust raises will be developed. These will be equipped with fans at their surface collars to provide a push/pull system. The intake fans will be equipped with diesel fired indirect heating plants designed to raise the intake air temperature during winter. Assuming that there will be some groundwater inflow underground the cost estimate assumes heating the air to a few degrees above zero centigrade.

The hoisting shaft and decline from surface will provide ventilation routes but are assumed to handle relatively minor airflows.

Ventilation of mining areas will be provided by secondary fans and ducting, with single pass ventilation an assumed design parameter.

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Electric Power

Electric power will be supplied underground, typically at 4,160 V, using a ring system through the shaft and surface decline. Power centres with step down transformers will be located to provide power to drills, fans and face pumps in active mining areas and to fixed facilities including the crushing chamber, pump room and maintenance shops.

The annual power consumption during a typical year of full mining activity is estimated to be about 64,000 MWh with the shaft hoist, primary ventilation fans and jaw crusher being the major consumers.

Schedule of Mine Development and Production

Development of the shaft and the decline are scheduled to start at the same time with the shaft commissioned after 450 days. A main level will be developed from the -150 m shaft station and ramp development up and down from this level will link with the decline from surface and with a ramp from the -500 m level.

During Year -1 the development of main levels will provide sites for setting up equipment to bore service raises. During this year rock handling, ventilation and dewatering facilities will be installed allowing stope development and production to start early in Year +1, first on +25 m level, and then on the -500 m and -150 m levels.

As more stopes are developed the production rate is forecast to increase from an average of about 3,300 t/d in Year +2 to the design rate of 6,500 t/d by the middle of Year 4. This rate is sustained until early in Year 12 and then decreases until mining is completed at Michelin early in Year 15.

19.4.2	Jacques Lake

The Jacques Lake deposit extends from surface at about +200 m elevation to a depth of about 500 m. The currently defined resource above the underground mining cut off grade of 0.06% U3O8 occurs in multiple areas within a mineralized envelope with separations between them of up to about 200 m. The widths of the areas appear to decrease at depth. Although there appears to be continuity of above cut-off grade material within the areas, their shapes are generally much less regular than those at Michelin. Strike lengths vary up to about 250 m, and the widths are generally between 20 and 40 m. For a limited extent, one area appears to have a width of about 100 m. Five areas have been identified and are included in the mine plan. They appear to dip steeply. The five areas are within an overall strike length of about 800 m but each is limited in length to about 100 m. The vertical extent of each is between 100 m and

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150 m. As with the Michelin deposit, the mining boundaries will be based on assay cut-offs, not lithology or rock type.

Geotechnical Assumptions

There is no geotechnical data available for this area and it is assumed that the underground conditions will be similar to those at the Michelin deposit, that is, the rock is moderately strong and competent. Ground support systems and stope dimensions are assumed to be similar to those for the Michelin deposit. Also, as with the Michelin deposit there do not appear to be any significant aquifers in the mining area and similar groundwater conditions and inflows are assumed. The mine plan includes nominal allowances for mine dewatering, however information is insufficient to discount moderate to high risk in this area.

Proposed Underground Mine Design

Under the adopted plan, open pit mining is planned to a depth of about 200 m below the general surface elevation of 200 m. Most of the currently identified material above the underground mining cut off grade appears to be between 150 and 300 m below surface with two limited areas extending to about 400 m. Although the zones of above cut off grade material appear to be smaller and have more variable geometries than those at Michelin longhole stoping also would appear to be a suitable mining method. There appear to be no relatively narrow areas suitable for longitudinal stoping and transverse stoping is assumed for all of the areas. This will include primary and secondary stopes with cemented and uncemented rock fill respectively.

Stope widths and heights will be similar to those at Michelin, although the wider mining areas will require stopes to be divided into panels of limited lengths. Each will be filled before retreating towards the footwall to mine the next panel. This will increase the complexity of sequencing primary and secondary stoping to ensure overall ground stability.

The mine plan includes underground access through two declines, one from within the open pit mining limits. The declines will be located in the footwall of the mineralized zone and provide access to footwall sub levels developed at 25 m vertical intervals and to ventilation and a back fill raise system. The main connections between the two declines will be on the -25 m and -150 m levels.

Three raises bored from surface will provide the primary ventilation routes, one for intake and one for exhaust, and a transfer raise for stope fill waste rock. Each of the raises will be developed to the -25 m level and then extended to the -150 m level.

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Other service development will include explosives magazines, materials storage areas, personnel refuge stations, dewatering sumps and pump rooms, and electrical sub stations.

Stopes will be filled with rock fill sourced from open pit stripping and underground development waste rock.

Facilities for cement storage and mixing will be located on surface. The system for delivery underground, mixing with rock and placement in stopes will be the same as that described for Michelin. For the transfer of cement slurry for use in cemented rockfill one borehole will be drilled and cased from surface to -25 m level and extended to the -150 m level.

Dilution

Examination of the resource block model shows that the blocks with grades above the mining cut off grade form separate areas with irregular boundaries. Some of these are considered too small and isolated for economic mining and have been excluded from the mine plan. These included material above +125 m elevation in the walls of the open pit and all material below -200 m elevation and represented 10% of the material. For the remaining areas extraction factors were applied based on the apparent irregularity of their geometries observed in the resource block model. These factors were 90% and 95%.

Underground mining will advance to the pit floor pit following completion of open pit mining and no crown pillar will be necessary.

Sources of mining dilution are the same as described for Michelin and the same factor is used to assign a grade to the diluting material.

Mobile Mining Equipment

The types of mining equipment are the same as that used at Michelin. The mix of LHDs and trucks is different because there are no rock pass systems nor hoisting shaft and all material is loaded into trucks for haulage to surface through the declines.

Mine Operations and Facilities

Except for the use of truck haulage instead of shaft hoisting, all mine operations and facilities are the same or similar to those for Michelin. The scale of operations is smaller with a maximum mining rate of 2,000 t/d.

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The maximum ventilation airflow is forecast to be about 290 m3/s, and will be provided by one primary intake and one primary exhaust fan.

The annual power consumption during a typical year of full mining activity is estimated to be about 19,000 MWh with the primary ventilation fans being the major consumers.

Schedule of Mine Development and Production

Decline development will start from surface outside of the open pit limits and will reach the -25 m level after about 330 days. A drift will then be developed on that level and an incline ramp developed to breakthrough into the open pit at about +100 m elevation. Concurrently a decline will be developed from the -25 m level to the -200 m level.

Stope development will start from the -25 m level in the middle of Year 13 and from the -200 m level early in Year 14.

Stope production will ramp up in late Year 13 and achieve 2,000 t/d early in Year 14. This rate is sustained through Year 15, decreases in the following year and mining is completed in Year 17.

19.5	Open Pit and Underground Production Forecast

The forecast production life of the mine is 18 years, with the planned 3.65 Mt/a rate achieved in Year 2, and maintained at that rate until Year 15.

The open pit production schedule is based on ultimate pit shells of revenue factor equal to one (base price of $US85/lb U3O8). AMEC did not phase the pit at this study stage. It could be expected that with a starter pit and staged push-backs, the NPV would be higher due to a combination of mining higher U3O8 grades earlier and deferral of waste mining. This approach will help mitigate the spike in waste mining currently seen in Year 9.

Both the open pit and underground operations will start simultaneously at Michelin, followed by Jacques Lake, commencing in Year 12. There is an overlap in open pit production in Years 9 to 12, which allows for a production ramp up at Jacques Lake, and production of sufficient tonnes to supplement the Jacques Lake underground production.

Mine production forecasts are shown in Table 19-3.

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Table 19-3: Life-of-Mine Production Forecast

		Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
Mined
Michelin underground	tonnes	—	—	384,100	1,212,200	1,647,100	2,372,500	2,372,500	2,372,500	2,372,500	2,372,500	2,372,500
Jacques Lake underground	tonnes	—	—	—	—	—	—	—	—	—	—	—
Michelin open pit	tonnes	974,600	1,069,600	1,173,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500	1,277,500
Jacques Lake open pit	tonnes	—	—	—	—	—	—	—	—	—	—	308,800
Grades
Michelin underground	% U3O8	—	—	0.118	0.126	0.117	0.122	0.113	0.112	0.112	0.127	0.113
Jacques Lake underground	% U3O8	—	—	—	—	—	—	—	—	—	—	—
Michelin open pit	% U3O8	0.059	0.059	0.059	0.059	0.057	0.058	0.061	0.063	0.064	0.064	0.063
Jacques Lake open pit	% U3O8	—	—	—	—	—	—	—	—	—	—	0.046
Processed
Tonnes	tonnes			1,825,000	3,650,000	3,541,100	3,650,000	3,650,000	3,650,000	3,650,000	3,650,000	3,650,000
Grades	% U3O8			0.072	0.082	0.086	0.100	0.095	0.095	0.095	0.105	0.099

		Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18	Totals
Mined
Michelin underground	tonnes	2,372,500	2,372,500	2,372,500	1,802,600	918,900	259,300	—	—	—	27,576,700
Jacques Lake underground	tonnes	—	—	—	219,100	730,000	730,000	554,900	203,800	—	2,437,800
Michelin open pit	tonnes	1,277,500	1,277,500	239,724	—	—	—	—	—	—	16,232,400
Jacques Lake open pit	tonnes	1,159,900	1,277,000	1,277,000	1,277,000	1,277,000	1,277,000	1,277,000	1,277,000	44,957	10,452,600
Grades
Michelin underground	% U3O8	0.119	0.120	0.109	0.115	0.123	0.123	—	—	—	0.117
Jacques Lake underground	% U3O8	—	—	—	0.083	0.080	0.077	0.079	0.078	—	0.079
Michelin open pit	% U3O8	0.062	0.063	0.065	—	—	—	—	—	—	0.061
Jacques Lake open pit	% U3O8	0.059	0.056	0.055	0.055	0.058	0.059	0.058	0.064	0.070	0.058
Processed
Tonnes	tonnes	3,650,000	3,650,000	3,650,000	3,650,000	3,650,000	3,650,000	2,357,700	1,480,800	45,000	56,699,500
Grades	% U3O8	0.099	0.100	0.090	0.085	0.077	0.065	0.066	0.066	0.070	0.089

Notes: totals may not match due to rounding

AMEC cautions that the mine production forecast is preliminary in nature. There is no assurance that the production forecast based on the PA will be realized. The production forecast includes material that is classified as Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied that would allow them to be categorized as mineral reserves.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.6	Planned Waste Dumps

A waste dump concept was developed for Michelin, with the dump provisionally located south of the planned pit. Dump capacity is 55 Mm3 to 400 m elevation. The total scheduled waste from Michelin pit expected to be moved to the dump is about 100 Mt leaving additional capacity in the dump to accommodate low-grade mineralization as required. There will be an additional 1.7 Mt of waste resulting from underground pre-production development at the Michelin mine, which could be disposed together with the waste coming form the open pit mining.

Total scheduled waste production from Jacques Lake open pit and underground mines is 52 Mt. A waste dump, with a capacity of 30 Mm3 has been located northeast of the proposed Jacques Lake open pit.

Designs are preliminary in nature and will require additional work during the pre- feasibility study stage.

19.7	Proposed Water Management

The following facilities for the handling and treatment of mining and process waste water will be required at the Michelin site:

•	Tailings impoundment, retained water storage, and excess supernatant water treatment.

•	Treatment of domestic sewage

•	Site drainage, mineralization stockpile runoff, and open pit/underground mine water storage during annual shutdown and day-to-day site operation.

There will be a need for waste water retention of sufficient capacity to contain water pumped from the open pit/mine while the mill is down for maintenance (10 days annually) and for day-to-day site operation. Any runoff from stockpiles and the mill site must also be retained.

Water retention requirements for the collection of runoff from the various site areas resulting from a 10-day precipitation event were reviewed by SNC-Lavalin (2007). Precipitation volumes were based on data provided by the Hydrometeorology Division, Canadian Climate Centre, and Environment Canada. The requirements included lagoon sizing to accommodate containment requirements. Although a one-in-100-year storm was considered in calculating the capacity of a retention lagoon to contain ten days surface rainwater runoff, it should be noted that the combination of snow melt

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and a one-in-100-year rain storm was not considered. It was assumed the mill will not be deliberately shut down for maintenance during the annual melt.

The Jacques Lake area will require the containment of site drainage as well as open pit and underground water handling and treatment as necessary to meet discharge guidelines.

The containment system at Jacques Lake will include five retention ponds, each with a capacity of 6,000 m3. These ponds are designed to contain the runoff from a one-in- 100-year precipitation event while accommodating normal operating conditions.

The fifth pond is included as surge capacity. Under normal operating conditions, this pond will remain empty but in the event of a storm, water will be temporarily stored in it prior to being analysed.

AMEC recommends that the designs be revisited during pre-feasibility studies.

19.8	Proposed Equipment and Maintenance Requirements

The forecast major mobile equipment requirements for open pit and underground mining are summarized in Tables 19-4 and 19-5.

It is assumed that there will be one maintenance shop at Michelin site, which will service both open pit and underground equipment. When the production moves to Jacques Lake, there will be a requirement for a similar facility, which will be smaller in size than that established at Michelin.

The main facilities for maintenance of mobile equipment will be on surface and shared with the open pit and processing plant operations.

Underground shop facilities will provide preventative maintenance services. The cost estimate includes allowances for the excavation and equipping of a shop in the upper and lower mine areas of the Michelin mine.

19.9	Projected Mining Consumable Requirements

It is anticipated that, on average, the open pit mining operation will require between 7 ML and 9 ML of diesel in the first 10 years. In Year 11 the consumption is projected to increase to as much as 13 ML and stays at this level for approximately three years. After that period the fuel consumption is on average 5 ML per annum for the remainder of the life-of-mine.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Table 19-4: Major Open Pit Mining Mobile Equipment

			Typical year	Typical year
		Typical year	mining at	mining at
	Typical model /	mining at	Michelin and	Jacques
Item	size	Michelin	Jacques Lake	Lake
Major Equipment
Blast hole Drill waste	Tamrock D75KS	1	2	1
Hydraulic Drill mineralization	Tamrock P1500	2	2	2
Hydraulic Shovel	O&K RH 120	1	1	-
Wheel Loader	Cat 992	2	2	1
Haul Truck	Cat 777	10	16	5
Track Dozer	Cat D9	3	4	3
Wheel Dozer	Cat 824	1	1	1
Grader	Cat 14H	1	2	1
Support Equipment
Watertruck	35 t	1	2	1
Sand truck	35 t	1	2	1
Blast hole Stemmer	216 Skid Steer	1	2	1
Wheel loader	Cat 980	1	2	1
Tire Manipulator	Cat 980	1	2	1
Haul Truck	35 t	1	2	1
Excavator	Cat 325	1	2	1
Low bed truck / trailer	90 t	1	2	1
Ancillary Equipment
Lightning Plant	20 KW	4	8	4
Pick-up Truck	4x4	8	14	8
Crew Bus	12 persons	1	2	1
Maintenance truck with Hiab	10 t	1	2	1
Light Repair Truck	5 t	1	2	1
Fuel and Lube Truck		1	2	1
Forklift		1	2	1
Mobile crane	50 t	1	1	1
Engineering equipment		1	2	1
Software licenses		1	2	1
Pumps	104 kW	4	8	4
Pipe Fuser Machine		1	2	1
Mine Rescue Ambulance		1	2	2
Dispatch System		1	2	1

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Table 19-5: Major Underground Mining Mobile Equipment

			Mining at
		Mining at	Jacques
Item	Typical Model / Size	Michelin	Lake
Load-haul-dump machine	Toro 1400	7	5
Haulage truck	Toro 50	7	3
Development drill jumbo	Axera D07-240	4	3
Production drill	Solo 1060	5	2
Bolting drill jumbo	Robolt 05 126	4	3
Man carrier	A-64 22 man carrier	2	2
Utility vehicle	A-64 2-500	9	4
Scissor lift	Scissor lift BTI LP-15	4	2
Maintenance vehicle	LP15ARW	2	2
Personnel vehicle	Landcruiser	4	4
Maintenance personnel vehicle	Kubota	2	2
Utility vehicle (services)	Kubota	10	7
Core drill	NQ capacity diamond drill	1	1
Scissor lift	Toyota scissor lift	2	2
Mine rescue ambulance	Toyota van	1	1
Road grader	M120 low profile grader	2	2

For this early stage of project estimation, it appears that the open pit operation will use between 1,500 t and 3,000 t of explosives per year, during the first 10 years. In Years 11 and 12 there is an anticipated increase to approximately 4,000 t. After that period, the explosive consumption returns to the initial levels.

For typical full production years the annual supplies requirements for underground mining at Michelin and Jacques Lake are estimated to be 30,000 t and 6,600 t respectively. The bulk of those supplies are cement for fill preparation. Additional supplies are diesel fuel which varies up to 40 ML and 15 ML for Michelin and Jacques Lake respectively. This includes fuel for vehicles and heating.

Operating and maintenance supplies will be transferred underground by service vehicles using the declines from surface. Facilities for short-term storage will be established underground at both mines.

At both mines diesel fuel will be transferred via a cased borehole from surface to fuelling stations on the main levels.

The main explosives magazines will be located on surface and serve both the open pit and underground mines. Use of both ANFO and emulsion explosives is assumed. These will be prepared in a surface plant and delivered for short-term storage in underground magazines. Mobile transport and loading equipment will transfer explosives to the mining areas.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.10	Projected Safety Facilities

Office and change house facilities will be common for open pit and underground crews, and located in the surface building complex at the plant site.

Underground portable refuge stations will be located in active mining areas and will also serve as lunchrooms and be equipped with toilets. An emergency personnel warning system will be installed, egress routes marked, and personnel trained in mine rescue duties.

All mine personnel will be monitored for exposure to radioactive materials in compliance with legislated regulations.

19.11	Projected Workforce

Operational benchmark data suggest a workforce of a minimum of 170 to 180 would be required to support open pit operations. AMEC estimated the number of employees per year for the open pits, and notes that the peak period starts at Year 11, when 280 are employed, stays high for four years, and then decreases to the approximately 140 employees for the remaining life-of-mine.

For underground mining at Michelin and Jacques Lake, respectively, the number of operating and maintenance personnel and those required to provide management, supervisory and technical services is forecast to vary between 130 to 170 and 95 to 110 on site each day depending on the stage of the mine life and level of activities.

19.12	Marketing and Sales

During early 2008, Fronteer commissioned a review of the uranium market from S.D. Energy Associates Limited, a firm which held shares in the now-Fronteer subsidiary Aurora.

The study reviewed uranium demand forecasts, various nuclear supply forecasts to 2030, and uranium price projections. In addition, different scenarios were assessed:

•

“Announced plans”: assumed that all announced plans by existing mines and planned mines (post pre-feasibility stage) will go ahead. The Olympic Dam mine will expand production from 2013 ramping up to full capacity by 2019; Cigar Lake will start production in 2011 and reach full capacity in 2014; Uranium One’s Dominion is assumed to produce at a rate of 3.5 Mlbs U3O8 p/a and ERA’s Jabiluka is assumed to commence production in 2016.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

•

Reasonable doubt: Production from the Olympic Dam expansion is assumed to start in 2019 and peak at 10 Mlbs rather than 22.5 Mlbs. Cigar Lake production profile is maintained, but start up is delayed until 2014. Dominion is assumed to produce at 0.6m lbs U3O8 per annum and Jabiluka is assumed to start production in 2019.

Under the Announced Plans scenario it was considered that it would be possible to sign contracts at prices ranging from $US60 to $US90 over life-of-mine. An evaluation price of $US70/lb over life-of-mine was suggested. The price range for the Reasonable Doubt scenario was from $US60 to $US110/lb. An evaluation price of $US80/lb was recommended.

At the request of Fronteer, AMEC used a uranium price of $US85/lb to constrain mineral resources. However, a more conservative uranium price of $US75/lb was used to develop the conceptual mine plan, and in the financial analysis.

19.13	Exchange Rates

The range table included as Table 19-6 was supplied by Fronteer, and reflects a consensus estimate published by Consensus Economics Limited, a company that surveys financial institutions and banks and published the resulting aggregate foreign exchange rates.

For the purposes of the PA, the Consensus Economics Limited rates were used to 2015, and a five-year average was used for each year thereafter.

19.14	Projected Operating Costs

The open pit mine operating cost is $C3.09/t for mining of mineralization and waste rock at Michelin and mining of waste at Jacques Lake. Costs include $C0.79/t for mine administration and engineering. There is an additional cost of $C3.38/t for mining of the Jacques Lake mineralization, which reflects the 30 km haulage from site to the process facilities located at Michelin site.

The overall average underground mine operating costs per tonne of mineralized material mined are $C37.99 for Michelin, and $C65.89 for Jacques Lake.

Process costs were reviewed for a 10,000 t/d mineralization feed to an RIP plant, following a detailed analysis of labour requirements, labour rates based on a union contract for another Labrador operation, an estimate of the process plant power demand, unit power rates from the local supplier, reagents and supplies quantities and

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unit costs, and maintenance requirements. A contingency of 10% was added to the sum of the preceding costs.

Table 19-6: Foreign Exchange Range Table

Year	$US/$C	$US/$C
2013	1.159	0.863
2014	1.147	0.872
2015	1.139	0.878
2016	1.136	0.880
2017	1.136	0.880
2018	1.136	0.880
2019	1.136	0.880
2020	1.136	0.880
2021	1.136	0.880
2022	1.136	0.880
2023	1.136	0.880
2024	1.136	0.880
2025	1.136	0.880
2026	1.136	0.880
2027	1.136	0.880
2028	1.136	0.880
2029	1.136	0.880
2030	1.136	0.880
2031	1.136	0.880
2032	1.136	0.880
2033	1.136	0.880
2034	1.136	0.880
2035	1.136	0.880

Jacques Lake mineralized material consumes additional sulphuric acid and as a result the operating costs are higher than they are for Michelin. Overall processing costs are $15.91/t.

General and administrative costs average about $31 M per annum over the life-of-mine.

Operating costs for the life-of-mine are summarized in Table 19-7.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Table 19-7: Operating Cost Estimate Summary

Project time	UNITS	LOM	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
Production time			-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Open pit mining	000 CAD	511,876	—	5,447	9,046	40,256	38,561	33,435	29,552	27,115	24,845	22,508	20,223	44,113	44,707	34,995	28,210	25,460	23,985	23,252	20,583	14,413	1,170	—
Underground mining	000 CAD	1,208,348	—	—	—	20,672	70,329	77,061	87,305	89,223	89,836	84,917	85,941	87,065	78,099	79,172	80,729	81,182	94,721	54,496	30,229	17,369	—	—
Mining(total)	000 CAD	1,720,224	—	5,447	9,046	60,928	108,891	110,496	116,857	116,338	114,681	107,425	106,164	131,179	122,807	114,168	108,940	106,641	118,706	77,748	50,812	31,782	1,170	—
Milling	000 CAD	902,282	—	—	—	27,914	55,828	54,162	55,828	55,828	55,828	55,828	55,828	55,828	55,828	55,828	58,649	60,850	63,252	65,045	42,470	26,675	810	—
G&A	000 CAD	511,237	—	—	—	30,916	30,916	30,451	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	24,847	19,691	3,431	—
Transport	000 CAD	24,217	—	—	—	630	1,435	1,461	1,757	1,669	1,673	1,678	1,844	1,748	1,744	1,764	1,579	1,497	1,347	1,150	754	471	15	—
Total	000 CAD	3,157,959	—	5,447	9,046	120,388	197,069	196,571	205,358	204,750	203,098	195,847	194,752	219,670	211,294	202,675	200,083	199,904	214,221	174,859	118,883	78,620	5,426	—

Note: differences may occur between the life-of-mine (LOM) total figures and individual annual summations as a result of rounding.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.15	Projected Capital Costs

Two years of open pit preproduction mining is required to expose sufficient mineralized material for production. The total capital preproduction stripping cost is estimated at $C59 M. Contractor-mining is not envisaged for the initial mining period for either pit. The total initial and sustaining mining capital related to open pit mining equipment purchase is $C35.9 M and $C30.9 M respectively.

Underground preproduction development of both deposits was assumed to be by contractor. Costs are estimated from unit rates based on current prices of labour and materials with allowances for contractors’ typical overheads and profit and assuming typical productivities for ramp, drift and bored raise development. It was assumed that the owner purchases all mining equipment for the use of the contractor, except for temporary service items typically provided by a contractor during early mine development and included in the overhead cost. The costs for shaft development and equipping were based on preliminary estimates from a major mining Canadian contractor and include the contractor’s indirect costs.

The schedules for purchasing additional and replacement mobile mining equipment are based on typical rebuild periods for trucks and LHDs and typical useful lives for these and the drilling equipment. An annual allowance was included for the replacement of service equipment.

The costs of the main items of mining equipment were based on recent budgetary quotations from major equipment suppliers in Canada and for underground facilities were based on recent estimates for similar projects and include allowances for indirect costs.

At Michelin, initial capital costs for underground mobile equipment were estimated at $C29.7 M, fixed facilities, including the shaft, at $C84.5 M, and preproduction development costs, excluding the shaft, at $C98.5 M. Including sustaining capital the life-of-mine costs for Michelin were $C257.2 M. The initial costs for Jacques Lake underground mining were $C21.1 M for mobile equipment, $C9.8 M for fixed facilities, and $C34.9 M for preproduction development, and for the life-of-mine, including sustaining costs, was $C70.5 M.

Water management costs for Michelin were estimated at $C14.4 M. Jacques Lake water management costs were estimated at $C3.1 M.

The PA envisages that Newfoundland Labrador Hydro will provide the grid connection from the Newfoundland Labrador Hydro grid to the Michelin site. The cost of this connection would be recouped by Newfoundland Labrador Hydro through sales of

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power to Fronteer over the life of the Michelin project. Accordingly, no capital cost was included to construct the transmission line from North West River to the Michelin site.

The capital cost estimate for the RIP process plant was estimated at $C370.3 M. Indirect construction costs have been taken as a percentage of the direct costs and contingency has been taken as 30% of all other costs.

Infrastructure costs were estimated at $C264.6 M, and included provision for port facilities, access, power supply on site, water supply, waste disposal and surface facilities.

The life-of-mine capital costs are summarized in Table 19-8.

19.16	Financial Analysis

The financial analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the preliminary assessment based on these Mineral Resources will be realised. The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

19.16.1	Valuation Methodology

The Project was valued using a discounted cash flow (DCF) approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, and taxes. Cash flows are taken to occur at the end of each period. The resulting net annual cash flows are discounted back to the date of valuation in second quarter 2009 dollars, and totalled to determine net present values (NPVs) at the selected discount rates. The internal rate of return (IRR) is calculated as the discount rate that yields a zero NPV.

The payback period is calculated as the time needed to recover the initial capital spent. All monetary amounts are presented in Canadian dollars ($C).

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Table 19-8: Capital Cost Estimate Summary

Project time	UNITS	LOM	0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
Production time			-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Open Pit Mining	000 CAD	66,765	35,895	1,400	—	440	100	—	440	—	—	440	26,540	—	—	970	—	—	540	—	—	—	—	—
Pre-production Waste Stripping	000 CAD	58,707	—	29,453	29,254	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Underground Mining	000 CAD	327,718	—	79,047	107,451	26,190	4,659	4,240	5,969	8,822	2,967	4,721	7,212	4,479	668	669	38,441	27,492	4,273	420	—	—	—	—
Process Goose Bay	000 CAD	12,542	1,254	2,508	8,779	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Process Michelin	000 CAD	201,625	20,163	40,325	141,138	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tailings	000 CAD	93,418	—	10,000	46,037	—	—	37,381	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Infrastructure	000 CAD	264,598	72,361	104,296	63,825	5,643	14,973	—	—	—	—	—	—	—	—	3,500	—	—	—	—	—	—	—	—
Environmental Costs	000 CAD	18,942	18,117	—	825	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Owners Costs	000 CAD	4,800	1,200	1,200	2,400	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Decommissioning	000 CAD	92,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92,000
EPCM	000 CAD	88,669	16,784	23,569	39,091	846	2,246	5,607	—	—	—	—	—	—	—	525	—	—	—	—	—	—	—	—
Construction Indirects	000 CAD	88,669	16,784	23,569	39,091	846	2,246	5,607	—	—	—	—	—	—	—	525	—	—	—	—	—	—	—	—
Contingency	000 CAD	197,122	29,558	47,515	73,611	6,455	3,946	8,324	1,282	1,764	593	1,032	6,750	896	134	1,028	7,688	5,498	963	84	—	—	—	—
Salvage	000 CAD	-28,471	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	-28,471
Total	000 CAD	1,487,102	212,116	362,884	551,501	40,421	28,170	61,159	7,691	10,586	3,560	6,193	40,502	5,375	802	7,217	46,129	32,990	5,775	504	—	—	—	63,529

Note: differences may occur between the life-of-mine (LOM) total figures and individual annual summations as a result of rounding.

Project No.: 162641	Page 19-22
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

19.16.2	Basis of Analysis

The financial analysis was based on:

	•	Mineral resources for Michelin and Jacques Lake as summarized in Table 17-1

	•	Metallurgical recoveries: average 87.5% U3O8 recovery and average 85% U3O8 content in yellowcake

	•	Operating costs as summarized in Table 19-7

	•	Capital costs as summarized in Table 19-8

	•	Transport charges of $C0.25/lb of U3O8. These charges are typical, in AMEC’s experience, of similar charges in the mining industry.

	•	Uranium price of $US75/lb of U3O8

•

Royalty payments were calculated as a function of uranium revenue. The royalty base is the payable U3O8 production multiplied by the U3O8 price of the period, the royalty rate is 2%. The current financial model estimates total value of royalty payment to be $C165 M

	•	No working capital allocations, income or mining taxes were made in the current cash flow model

	•	A total of $C92 M is allocated for decommissioning in the last year of production of the Project; this amount is included in the capital cost

	•	The base case economic analysis is based on 100% equity financing

	•	The base case economic analysis includes no inflation. Capital and operating costs are expressed in second-quarter 2009 Canadian dollars

•

For the purposes of the PA, the salvage value of the assets at the end of the Project is assumed to be 2% of mining pre-production capital and sustaining capital invested in the project and results in approximately $C28.5 M being salvaged at the end of the life of the project.

19.16.3	Results of Analysis

The pre-tax cumulative cash flow is $C3,470 M with an internal rate of return (IRR) of 19.2%. The cash flow analysis shows that the Project will generate a positive cash flow in all years except Years -3,-2,-1, 18, and 19 on a pre-tax basis. The pay back period for the base case is 4.7 years. The cashflow analysis is included as Table 19-9.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
85	85	85	85	85	85	85	85	85	85	85	85	85	85	85	85	85
1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
2,925	3,650	3,650	3,650	3,650	3,650	3,959	4,810	4,927	3,889	3,299	2,926	2,266	1,832	1,481	45	—
3,541	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	3,650	2,358	1,481	45	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6,679	8,033	7,629	7,649	7,672	8,429	7,989	7,971	8,063	7,217	6,844	6,157	5,259	3,445	2,154	69	—
1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	—
5,844	7,029	6,675	6,693	6,713	7,375	6,991	6,975	7,055	6,314	5,989	5,388	4,602	3,015	1,885	61	—
5,844	7,029	6,675	6,693	6,713	7,375	6,991	6,975	7,055	6,314	5,989	5,388	4,602	3,015	1,885	61	—
497,815	598,748	568,613	570,144	571,838	628,213	595,461	594,128	600,984	537,876	510,136	458,929	392,003	256,787	160,568	5,164	—
110,496	116,857	116,338	114,681	107,425	106,164	131,179	122,807	114,168	108,940	106,641	118,706	77,748	50,812	31,782	1,170	—
54,162	55,828	55,828	55,828	55,828	55,828	55,828	55,828	55,828	58,649	60,850	63,252	65,045	42,470	26,675	810	—
30,451	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	30,916	24,847	19,691	3,431	—
1,461	1,757	1,669	1,673	1,678	1,844	1,748	1,744	1,764	1,579	1,497	1,347	1,150	754	471	15	—
196,571	205,358	204,750	203,098	195,847	194,752	219,670	211,294	202,675	200,083	199,904	214,221	174,859	118,883	78,620	5,426	—
9,956	11,975	11,372	11,403	11,437	12,564	11,909	11,883	12,020	10,758	10,203	9,179	7,840	5,136	3,211	—	—
291,288	381,415	352,491	355,643	364,554	420,897	363,882	370,951	386,290	327,036	300,029	235,530	209,304	132,768	78,737	-262	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
61,159	7,691	10,586	3,560	6,193	40,502	5,375	802	7,217	46,129	32,990	5,775	504	—	—	—	63,529
202,623	329,056	301,039	310,000	315,528	334,928	315,657	325,908	333,764	247,332	235,121	202,293	183,843	116,899	69,326	-231	-55,935
202,623	329,056	301,039	310,000	315,528	334,928	315,657	325,908	333,764	247,332	235,121	202,293	183,843	116,899	69,326	-231	-55,935
-526,279	-197,223	103,816	413,816	729,344	1,064,272	1,379,929	1,705,837	2,039,601	2,286,933	2,522,054	2,724,348	2,908,191	3,025,090	3,094,416	3,094,185	3,038,250

1	1	0.66	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The information in this table is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary assessment based on these Mineral Resources will be realized.  The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law.  The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

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Sensitivity analysis was performed on the base case taking into account variations in the U3O8 price, operating cost, capital cost, foreign exchange (forex) and mining cost. As is usual with projects of this type, analysis shows that the Michelin Project is most sensitive to changes in U3O8 price and foreign exchange, because these items directly affect the entire revenue stream. The Project is also sensitive to metallurgical recovery, which for the purposes of the sensitivity analysis, sensitivity to changes in U3O8 recovery was mirrored by the sensitivity of the Project to changes in the U3O8 price.

The sensitivity analysis shows that the project is less sensitive to capital expenditure and operating cost. The results of the base case sensitivity analysis are summarized in Figure 19-1 and Table 19-10.

Figure 19-1: Sensitivity Analysis

Table 19-10: Results of Sensitivity Analysis

	SENSITIVITY OF NPV @ 8%	Change in Factor
		-30%	-20%	-10%	0%	10%	20%	30%
	Capital expenditure	1,364,367	1,254,413	1,144,563	1,034,819	925,179	815,643	706,213
Factor	Operating expenditure	1,444,955	1,308,243	1,171,531	1,034,819	898,106	761,394	624,682
	Uranium price	(16,411)	333,999	684,409	1,034,819	1,385,229	1,735,639	2,086,049
	Foreign Exchange	(16,411)	333,999	684,409	1,034,819	1,385,229	1,735,639	2,086,049
	Mining cost	1,260,225	1,185,090	1,109,954	1,034,819	959,683	884,547	809,412

Project No.: 162641	Page 19-25
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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

20.0	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on the PA on the Project.

Mining tenure held by Fronteer in the area for which Mineral Resources are estimated is valid. Surface rights negotiations will be required to support mining operations in the proposed mining area. Negotiations will be required for surface rights for additional lands including road rights-of-way, and port facilities.

Current permits have allowed exploration and associated feasibility study supporting testwork to be conducted under appropriate State and Federal laws. Additional permits are required for Project development.

Present environmental liabilities are believed to be limited to the exploration camps. Environmental permits for Project development have to be secured. This process will determine the precise number of management plans required to address all aspects of the Project to ensure compliance with environmental design and permit criteria.

The Project geology and mineralization is sufficiently well established to support mineral resource estimation.

Exploration programs were appropriate to the mineralization style. To date, two major deposits, four smaller deposits, and a number of exploration targets and prospects have been identified. Drilling comprises 541 core holes (62,610.38 m) and 56 underground holes (1,758.64 m) of Brinex legacy data and 407 core holes (146,940.93 m) drilled by Fronteer between 2003 and 2009.

Although the accuracy and precision of the analytical results are considered suitable to support the mineral resource estimate, there is conflicting evidence from the QA/QC that warrants additional investigation.

Geological models are appropriate to the deposits. Models for Michelin and Jacques Lake would benefit from incorporation of the infill drill programs completed during 2008. Estimation methods are acceptable, and the mineral resources appropriately constrained.

There is an upside opportunity for the Project by remodelling the mineral resources to better approximate the grade distribution of the deposit. AMEC reviewed log normal probability plots and histograms of 2 m composites within the main domains of the model and found that a kink in the histogram at 0.1% U3O8 may represent a high- grade population that could be broken out using an indicator. In addition to

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

remodelling of the mineral resources, infill drilling to increase mineral resource confidence is considered a significant opportunity to enhance the NPV of the project through an expected increase in grade achieved through identification and separate handling of sub-economic materials within the mineral resource model.

A mixed open pit and underground operation is envisaged. There is significant scope for better Project returns by optimizing the underground and open pit mining interfaces. AMEC believes that this work should be conducted after the completion of the next resource model, and is likely to add value to the project through optimisation of the mining schedule and timing of capital investment.

The financial analysis indicates a Project that using the assumptions outlined in this report returns a positive NPV.

The Project breaks even at a $US56/lb U3O8 price, therefore fluctuations of U3O8 prices are not a major risk to the Project. However, the most significant risk to the project NPV lies with the flat U3O8 price of US$85/lb used in the engineering optimisations and $US75/lb U3O8 in the financial model for the Project. Due to the sensitivity of the Project NPV to the U3O8 price, a 10% change in the price of U3O8 results in a 34% change in the pre-tax NPV of the project which equates to approximately $C350 M. Considering the historic volatility of the U3O8 price, AMEC considers the risk to the NPV that the realised U3O8 price will be below a flat line $US75/lb for the Project is likely to occur and therefore ranks this risk as the most significant issue facing the Project.

The impact of fluctuations in foreign exchange is equal in magnitude to fluctuations in metal price. Movements of the magnitude of (>10%) in the exchange rate have been experienced in the past seven years; however, AMEC considers the risk of such large and sustained movements from those used in the study between $C and $US to be unlikely to be sustained over the long-term.

The extent to which an increase in operating expenditure affects the concomitant decrease in NPV of the Project is not as significant as fluctuations in U3O8 price and exchange rate. A 10% increase in operating expenditure for the Project will result in a 13% decrease in NPV which translates to a reduction in Project NPV of approximately $C136 M.

The impact of increases in capital costs on the NPV of the project is similar to that seen in operating cost increases with a 10% increase in capital cost translating to an 11% decrease in NPV, equating to a reduction of approximately $C110 M. AMEC notes that the level of engineering completed to date is consistent with, and in some areas in excess of, that required in, a PA. AMEC believes that the current level of

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±20% contingency on capital costs used in this study is reasonable, however, AMEC considers ±30% contingency on capital costs for PAs to be more usual and would reduce the risk of underestimating capital costs.

AMEC notes that there are a number of significant factors that can affect the project schedule, including the duration of the current moratorium in Labrador on uranium project development, and statutory and public review processes associated with project development.

AMEC also notes that the pre-production capital costs used in the financial analysis are restricted to those typically incurred subsequent to the decision to implement a project. Prior to that costs can include those for exploration, mineral resource and mineral reserve definition; geotechnical, hydrological, metallurgical and environmental investigations; pre-feasibility and feasibility studies; public review processes and other items and can be significant compared to the total preproduction capital costs shown in the financial analysis.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

21.0	RECOMMENDATIONS

This report has shown that technical work supporting the PA has been prepared to different levels of detail. It is recognised that the varying level of detail may be due to the impact of the uncertainty created by external influences such as the current three-year moratorium on uranium mining on Labrador Inuit Lands.

It is recommended that Fronteer follow a structured approach to Project advancement, with functional areas that have been identified as the least advanced to be the initial focus of future work. Specifically, AMEC recommends that Fronteer focus their efforts on updating the geology, resources, geotechnical, and mining sections of the Project prior to or during the progression to a pre-feasibility assessment. These areas of the study are currently the least optimised and at are not sufficiently detailed to support a pre-feasibility assessment at this point.

AMEC has designed the recommended work program in two phases, Phase 2 of which is partly contingent on Phase 1 results. Phase 1 is expected to take four to eight months, Phase 2 may take as much as eighteen months to complete. The cost estimate is based on the work being done by outside consultants, and can be reduced as some of the items can be performed by Fronteer personnel.

21.1	Phase 1

The Phase 1 work is estimated to cost a total of $C5.6 M.

AMEC recommends that Fronteer prioritise the updating of the resource model and mine optimisation schedule as well as continuing geotechnical data collection as part of or prior to the commencement of a pre-feasibility study for the Project. AMEC believes that updating the resource model to incorporate all drilling to date, thus providing better definition of the mineralization, will add significant value to the Project through a likely increase in mineral resource confidence (upgrading material from Inferred to Indicated classification) and the possibility of increasing mineral resource grade.

Optimisation of mining methods, open pit and underground interfaces, mine production schedules and capital drawdown requirements will also add value to the Project through increased confidence in the study results.

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

AMEC recommends that Fronteer continue discussions with the Federal and Provincial Environmental Assessment agencies to advance the Environmental Assessment Process as far as possible within the spirit of the Nunatsiavut Government moratorium.

AMEC recommends that Fronteer assist or promote these agencies in initiating discussions on a Harmonization Agreement which would include the Nunatsiavut Government.

AMEC notes that Fronteer have an internal technical program planned which incorporates additional study on infrastructure placement options such as preferred tailings dam sites, access road placement alternatives, and ongoing baseline environmental monitoring. AMEC estimates these costs may be as much as $5 M, when ongoing staff and office costs are incorporated.

Specific recommendations that arose from the PA-level work, totalling approximately $C0.6 M, include:

•	Perform additional density determinations ($C5,000).

•	To facilitate future audits:

	-	prepare a report on the drill data from the Brinex legacy programs. The report should include a summary of the holes used to support estimation, and identify the holes considered unreliable ($C15,000)

	-	prepare a report on the sample preparation and analytical aspects of the Brinex work ($C15,000).

	-	prepare a report on the twin-hole drilling campaigns whereby Fronteer twin-drilled previous Brinex holes ($C15,000).

	-	analyse the effect, if any, of the nugget-style mineralization noted in the Michelin deposit ($C20,000).

•	Perform a check sampling program and mineralogical analysis program to verify the effect of refractory minerals on uranium assay methods ($C20,000).

•

Review the results of existing metallurgical testwork to compare test results to gain further understanding of the deportment of the uranium in the deposits that may affect the analytical method in drill core sampling ($C20,000)

•	Perform additional study to resolve the conflicting information on the possible existence of a high bias in the DNC analytical results ($25,000)

•	Incorporate the 2008 drilling in the Jacques Lake and Michelin geological models at the time of the next model update ($C35,000).

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

	•	Complete a drill hole spacing study to add support to the resource classifications used in the four models reviewed ($C75,000).

	•	Complete a volume variance study to support underground and open pit SMU selection ($C75,000).

	•	Assess the impact of contact dilution in the open pit ($C35,000)

	•	Complete geotechnical investigations to verify the suitability of the open pit and underground design parameters for the site conditions ($C200,000)

	•	Perform tests on waste rock to confirm that it is non acid-generating ($C20,000).

21.2	Phase 2

The second phase work program comprises completion of a pre-feasibility study, and an infill drill program, which are expected to cost between $C6.5 M and C$12 M.

In AMEC’s experience, a pre-feasibility study can take from six to eighteen months to complete, and range from $C0.5 M to $C3 M. These costs do not include provision for an EIS; until there is guidance from the Nunatsiavut Government, expected in 2011, there is no reliable method of estimating the costs of such a study.

AMEC has also made provision for an infill drill program. The locations of the drill holes for this program will be dependent on the incorporation of the 2008 drilling into the existing block models, as hole locations will be sited to best support definition of additional mineralization for planned mining studies. Hole locations will also be dependent on the results of the drill hole spacing study recommended in Phase 1. AMEC expects that the drilling required will be between 20,000 m and 30,000 m, and assuming an all-in cost of $C300/m, cost between $C6 M and $C9 M.

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22.0	REFERENCES

Agnerian, H., 2006: Technical Report on the Michelin Uranium Deposit, Newfoundland and Labrador, Canada Prepared for Aurora Energy Inc.: unpublished technical report prepared by Roscoe Postle Associates Inc. for Aurora Energy Resources Inc., effective date 27 January, 2006.

AMEC, 2006: Evaluation of 2005–2006 Quality Control Assay Results Relating to Uranium Exploration in the Central Mineral Belt, Labrador: Michelin and other Deposits: unpublished report prepared by AMEC Americas Ltd for Aurora Energy Resources Inc, December, 2006.

AMEC, 2009: Fatal Flaw Review: unpublished report prepared by AMEC Americas Ltd for Fronteer Development Group Inc., 14 July, 2009.

Aurora Energy Resources Inc., 2006: Prospectus: unpublished report to Toronto Stock Exchange, 8 March 2006.

Aurora Energy Resources Inc., 2008: Aurora Michelin Project Environmental Registration and Project Description, Prepared Pursuant to the Newfoundland and Labrador Environmental Protection Act, The Canadian Environmental Assessment Act, and The Labrador Inuit Land Claims Agreement: unpublished internal report, Aurora Energy Resources Inc., June, 2008

Aurora Energy Resources Inc., 2009: Annual Information Form, 2008: unpublished report to Toronto Stock Exchange, 2 March, 2009

Barton, N. R., Lien, R. and Lunde, J., 1974: Engineering Classification of Rock Masses for the Design of Tunnel Support: Rock Mechanics, Vol. 6, No. 4, pp. 189–239.

Bharadwaj, B.P., Jarvi, J.W., and Lam, E.K., 1995: The Rabbit Lake Mill—Twenty Years of Milling: Cameco Corporation, Saskatoon.

Booth, J.K.V., Leigh, O.E. and Archer, D.J., 1979: Report on Geology and Reserves, Michelin/Kitts Project, Volume I and Michelin Deposit Plans and Sections, Volume II: unpublished internal Brinex report, January 1979, cited in Agnerian (2006).

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of

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Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Corriveau, L., 2008: Mineral Deposits of Canada, District Metallogeny, The Central Mineral Belt in Labrador: a Prospective Setting for Iron Oxide Copper-Gold Deposits: report posted to Natural Resources Canada website, 8 December 2008, accessed 1 September 2009.

Cunningham-Dunlop, I.R., and Giroux, G., 2007a: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 19 February 2007.

Cunningham-Dunlop, I.R., and Giroux, G., 2007b: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 19 February 2007, amended 1 March 2007.

Cunningham-Dunlop, I.R., and Valenta, R., 2006: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to August 2006: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 1 September 2006.

Cunningham-Dunlop, I.R., and Lee, C., 2008: An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period 1 January 2007 to 31 December 2007, Part II, CMB Mineral Resources: unpublished technical report prepared for Aurora Energy Resources Inc., effective date 7 April 2008.

Dominie, K., and Ash, S., 2008: A Summary/Status Report on Land Use Planning in Nunatsiavut: unpublished internal report, Aurora Energy Resources Inc., July, 2008

Earth Tech Canada, 2007: Historical Report Summary on Groundwater Investigations: unpublished internal report prepared by Earth Tech Canada for Aurora Energy Resources Inc.

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Edwards, C.R., 1987: Hydrogen Peroxide Precipitation of Uranium in the Rabbit Lake Mill: in International Symposium on Crystallization and Precipitation, 17th Annual Hydrometallurgical Meeting, Hydrometallurgy Section of the Metallurgical Society of CIM, Saskatoon, October 1987.

Edwards, C.R., and Oliver, A.J., 2000: Uranium Processing: A Review of Current Methods and Technology, Journal of the Minerals, Metals and Materials Society, Vol. 52, No. 9, September, 2000

Fronteer Development Group Inc., 2003: Annual Information Form, 2002: unpublished report to Toronto Stock Exchange, 30 April, 2003

Fronteer Development Group Inc., 2008: Fronteer’s Aurora Exceeds Annual Resource Target, Adds Four Projects: unpublished report to Toronto Stock Exchange, 25 February, 2008.

Garsed, I., 2005: June Monthly Report: Michelin East Mapping: unpublished internal memorandum, Fronteer Development Group Inc., 4 July, 2005.

Fronteer Development Group Inc., 2009: Annual Information Form, 2008: unpublished report to Toronto Stock Exchange, 30 March, 2009

Gandhi, S.S. and Guiton, R., 1974: Compilation on Geology and Uranium Mineralization of the Michelin Grid Area, Labrador, Document No. G-74028: unpublished internal Brinex report, December 1974, cited in Agnerian, (2006).

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Golder Associates, 2008b: Michelin Uranium Project, Aurora Energy Resources, Preliminary Assessment of Sites for Tailings Disposal, Version 3 Report, Golder Project #07-1118-0086: unpublished report by Golder Associates to Micon International Inc., January, 2008

Golder Associates, 2009: Incomplete Factual Report on the Michelin Project Open Pit and Underground Geotechnical and Hydrogeological Investigations, 2007 to 2008: unpublished report by Golder Associates to Aurora Energy Resources Inc., 2009

Goode, J., 2007: The Recovery of Uranium from Michelin and Jacques Lake Ore: Metallurgical Testwork, Process Plant Design, Capital and Operating Costs: unpublished report draft prepared for Aurora Energy Resources Inc., 24 April 2007

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Fronteer Development Group Inc. Michelin Uranium Project, Labrador, Canada NI 43-101 Technical Report on Preliminary Assessment

Gower, C.F., Flanagan, M.J., Kerr, A., and Bailey, D.G., 1982: Geology of the Kaipokok Bay – Big River Area, Central Mineral Belt, Labrador: publication of the Government of Newfoundland and Labrador, Report 82-7.

Gower, C.F., Ryan, A.B., and Rivers, T., 1990: Mid-Proterozoic Laurentia-Baltica: An Overview of its Geological Evolution and a Summary of the Contributions Made by This Volume: in Gower, C.F., Rivers, T., and Ryan, A.B., eds., Mid-Proterozoic Laurentia-Baltica: Geological Association of Canada, Special Paper 38, p. 1–20

Hall, R.D., 2005: Central Mineral Belt Project, Labrador: unpublished technical report prepared for Fronteer Development Group Inc., effective date 15 February 2005

Hoek, E., 2000: Rock Mass Classification, Chapter 3: Practical Rock Engineering, report posted to www.rocscience.com, accessed July 2009.

International Society of Rock Mechanics (IRSM), 1981: Rock Characterization, Testing and Monitoring – ISRM Suggested Methods: International Society of Rock Mechanics, 1981

Ketchum, J.W.F., Culshaw, N.G., and Barr, S.M., 2002: Anatomy and Orogenic History of a Paleoproterozoic Accretionary Belt: the Makkovick Province, Labrador, Canada: Canadian Journal of Earth Sciences, v. 39, p. 711–730.

Kilborn Engineering, 1979: Kitts-Michelin Project, Project Report, Volume I: unpublished internal report to Brinex, December 1979, cited in Agnerian (2006).

Micon International Inc., 2007: Aurora Energy Inc, Michelin Project Prefeasibility Study, Optimum Production Rate Study: unpublished report by Micon International Inc. to Aurora Energy Resources Inc., 21 December, 2007

Micon International Inc., 2008: Underground and Open Pit Mine Planning Summary Progress Report for the Michelin, Jacques Lake, and Rainbow Uranium Deposits, Newfoundland Labrador, Canada, Final Report: unpublished report by Micon International Inc. to Aurora Energy Resources Inc., 27 November, 2008.

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Potvin, Y., 1988: Empirical Open Stope Design in Canada: unpublished Ph.D. thesis, Dept. Mining and Mineral Processing, University of British Columbia.

Potvin, Y. and Milne, D.,1992: Empirical Cable Bolt Support Design: in Rock Support in Mining and Underground Construction, Proceedings of the International

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Symposium on Rock Support, Sudbury, ed. P. K. Kaiser and D. R. McCreath, Rotterdam: Balkema pp. 269–275. .

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SGS Lakefield Research Limited., 2006: The Mineralogical Identification of Uranium-Bearing Minerals Within a Composite Sample Prepared for Aurora Michelin Project 11269-003 – Final Report: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 26 October, 2006.

SGS Lakefield Research Limited., 2006: Progress Report for Gravity and Magnetic Separation Tests on Michelin Deposit Samples: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 6 October, 2006.

SGS Lakefield Research Limited., 2006: An Investigation into the Grindability Characteristics of Central Mineral Belt Samples Submitted by Aurora Energy Resources Inc., Project 11269-006 – Report No. 2: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 21 December, 2006.

SGS Lakefield Research Limited., 2006: An Investigation into Acid Uranium Leaching of Michelin Deposit Ore Samples, prepared for Aurora Energy Resources Inc., Project CALR-11269-002 Report No. 1: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 13 June, 2006.

SGS Lakefield Research Limited., 2006: An Investigation into the Liquid–Solid Separation and Rheological Properties of the Michelin Deposit Samples prepared for Aurora Energy Resources, LR 11269-006, Report No. 1: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 11 December, 2006.

SGS Lakefield Research Limited., 2007: An Investigation into the Extraction of Uranium by Leaching Samples From The Michelin, Jacques Lake and White Bear Deposits in Labrador, Canada, prepared for Aurora Energy Resources Inc., Project 11269-006, Report No. 3: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 30 March, 2007.

SGS Lakefield Research Limited., 2007: Environmental Testing of Michelin, Jacques Lake and White Bear Deposit Samples, prepared for Aurora Energy Resources Inc., Project 11269-006, Report No. 4: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 13 March, 2007

SGS Lakefield Research Limited., 2007: An Investigation into the Recovery of Uranium from the Michelin, Jacques Lake, and White Bear Deposits, prepared for Aurora

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Energy Resources Inc., Project 11269-006, Report No. 5: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 10 July 2007

SGS Lakefield Research Limited., 2008: An Investigation into the Extraction of Uranium by Simulated Heap Leaching from Michelin and Jacques Lake Deposit Ore Samples Prepared for Aurora Energy Resources Inc., Project 11269-008, Final Report: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 30 September, 2008

SGS Lakefield Research Limited., 2008: An investigation into the Grindability Characteristics of Samples from Two Uranium Deposits, Prepared for Aurora Energy Resources Inc., Project 11777-001, Final Report: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 13 March, 2008

SGS Lakefield Research Limited., 2008: An Investigation into Environmental Testing of Resin-In-Pulp Combined Neutralized Tailings prepared for Aurora Energy Resources Inc., Project 11724-001, Final Environmental Report #1: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 5 December, 2008

SGS Lakefield Research Limited., 2008: An Investigation into Uranium Recovery by Acid Leaching and Resin-In-Pulp – Pilot Plant Operations prepared for Aurora Energy Resources Inc., Project 11724-001 – Part 1: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 29 September, 2008

SGS Lakefield Research Limited., 2009: An Investigation into the Recovery of Uranium from the Michelin Deposit Prepared for Aurora Energy Resources, Project 11724-001, Part 2: Pre- and Post-Pilot Plant Bench Testwork: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 25 February, 2009

SGS Lakefield Research Limited., 2008: An Investigation into Mineralogical Characterization of Two Head Samples (Jacques Lake Pilot Plant and Michelin Pilot Plant a Feed), Canada, prepared for Aurora Energy Resources, CALR 11724-001, Final Report: unpublished report from SGS Lakefield Research Limited to Aurora Energy Resources Inc., 17 November, 2008.

SNC-Lavalin Inc., 2007: Michelin Development Project, Scoping Study Final Report: unpublished report by SNC-Lavalin Inc to Aurora Energy Resources Inc., 20 vols, July 2007.

Swinden, H.S., Wardle, R.J., Davenport, P.H., Gower, C.F., Kerr, A., Meyer, J.R., Miller, R.R., Nolan, L., Ryan, A.B., and Wilton, D.H.C., 1991: Mineral Exploration Opportunities in Labrador: A Perspective for the 1990s: Government of

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Newfoundland and Labrador, Geological Survey Branch, Current Research Report 91–1, p. 349–390.

Thompson, G.M., 2008: Review of Aurora Energy Inc. 2007 Quality Assurance and Quality Control Data: unpublished internal report from Technetium Consulting Ltd. to Aurora Energy Resources Inc., March 2008.

Thompson, G.M., 2009: Review of Aurora Energy Inc. 2008 Quality Assurance and Quality Control Data for the Michelin Project, Newfoundland and Labrador: unpublished internal report from Technetium Consulting Ltd. to Aurora Energy Resources Inc., March 2009.

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Wilton, H.C., 1996: Metallogeny of the Central Mineral Belt and Adjacent Archaean Basement, Labrador: Government of Newfoundland and Labrador, Department of Mines and Energy, Geological Survey, Mineral Resource Report 8, St. Johns, Newfoundland, 1996.

Wilton, D.H.C., and Cunningham-Dunlop, I., 2006: The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period June 2005 to December 2005: unpublished technical report prepared for Aurora Energy Inc., effective date 18 January 2006

Wilton, D., Giroux, G., Cunningham-Dunlop, I., Lee, C., Lincoln J., and O’Dea, M., 2007: An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007: unpublished technical report prepared for Aurora Energy Inc., effective date 20 November 2007

World Nuclear Association, 2009: Geology of Uranium Deposits: article posted to World Nuclear Association website, March 2009, accessed 1 September 2009, http://www.world-nuclear.org/info/inf26.html

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23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report, entitled “Fronteer Group Inc., Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” is 1 August 2009.

on behalf of AMEC Americas Limited.

“Signed”

Steve Toevs
Vice-President Finances, Natural Resources America
for AMEC Americas Limited.

Dated 23 October 2009

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October 2009